APPRAISAL REPORT RJ-174/04

Share Swap Ratio AMBEV x LABATT HOLDING

REPORT:	RJ-174/04

REFERENCE DATE:	May 31, 2004

APPLICANT:

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV, headquartered at Rua Dr. Renato Paes de Barros, 1017, 4th floor, city of São Paulo, State of SP, with Corporate Taxpayers’ Identification (CNPJ) # 028.087.08.0001/07, hereinafter named AMBEV.

SUBJECT-MATTER:	Shares of AMBEV and LABATT BREWING CANADA HOLDING LTD (LABATT HOLDING), headquartered at Fort Nassau Centre, Nassau, Bahamas.

PURPOSE:

Calculation of value of AMBEV and LABATT HOLDING shares at market prices for the purposes of comparison with a share swap ratio adopted in “Protocol and Justification” of incorporation of LABATT HOLDING by AMBEV, under the terms of Article 264 of Law # 6,404, as of 12.15.1976 (Brazilian Corporate Law).

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APSIS CONSULTORIA APPRAISAL REPORT RJ-174/04

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. was retained for the calculation of value of AMBEV and LABATT HOLDING shares valued at market prices for disclosure purposes in the context of the “Protocol and Justification” of incorporation of LABATT HOLDING by AMBEV, under the terms of article 264 of Law # 6,404, as of 12.15.1976 (Brazilian Corporate Law) and in accordance with a request made by the Brazilian Securities and Exchange Commission (CVM).

It is worth pointing out that the adoption of a valuation methodology based on net equity value at market prices, within the meaning adopted by Article 264 of the Corporate Law, may result in certain distortions, in view of the fact that such method does not fully capture the value of going concern, represented by additional elements of creation of value for shareholders resulting from productive organization of company’s tangible and intangible assets, as elements of cash generation.

This results from the difficult measurement of intangible assets market value, from industrial property rights to others even more fluid, such as distribution channels, suppliers and other relations, which may not be considered in the market prices valuation, although their effects are captured in other valuation methodologies, and it is undeniable their contribution to company’s result and for its better valuation. In addition, such fact may cause possible imperfections in the comparison between two assets, to the extent that the interest related to tangible and intangible assets is different in assets compared.

Technical procedures employed in this Report are in accordance with criteria set forth by valuation standards and calculations to determine the value of assets were prepared based on income, assets and market approaches. The present report shows the summary of fair value of plant, property and equipment (tangible and intangible assets) of companies, used to adjust AMBEV and LABATT HOLDING net equity by assets approach.

The full valuation of such assets is an integral part of reports RJ-161/04 to RJ-175/04 prepared by APSIS. After calculating AMBEV and LABATT HOLDING Net Equity adjusted at market by assets approach, we have the following swap ratio:

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SUMMARY CHART (MAY 31,2004)

Net Equity at market of AMBEV	R$ 6,895 million
Net Equity at market of LABATT HOLDING	R$ 3,275 million
Market Value of AMBEV 1,000 shares, considering respective net equity evaluated at market (Law # 6,404/76, article 264)	R$ 182.345847

Market Value of LABATT HOLDING 1,000 shares, considering respective net equity evaluated at market (Law #	R$ 3,274.333504
Swap ratio:	18.0 AMBEV shares are equal to 1 LABATT HOLDING share
Swap ratio adopted in the Protocol and Justification of incorporation	19.3 AMBEV shares are equal to 1 LABATT HOLDING share

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CONTENTS

1.	INTRODUCTION	7
2.	PRINCIPLES AND RESERVATIONS	8
3.	LIMITATION OF RESPONSIBILITIES	9
4.	VALUATION METHODOLOGY	10
5.	AMBEV PROFILE	11
6.	AMBEV CONTROLLED AND AFFILIATED COMPANIES	19
7.	LABATT HOLDING PROFILE	29
8.	AMBEV AND INTERBREW OPERATION	32
9.	AMBEV VALUATION CRITERIA	33
10.	VALUATION OF NET EQUITY AT MARKET OF AMBEV	45
11.	LABATT HOLDING VALUATION CRITERIA	48
12.	LABATT CANADA VALUATION OF NET EQUITY AT MARKET	49
13.	LABATT HOLDING VALUATION OF NET EQUITY AT MARKET	50
14.	CALCULATION OF SWAP RATIO	51
15.	CONCLUSION	52
16.	LIST OF ATTACHMENTS	53

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1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. hereinafter named APSIS, headquartered at Rua São José, nº 90, grupo 1.802, in Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayers’ Identification (CNPJ) # 27.281.922/0001-70, was appointed as expert by AMBEV to carry out valuation, on the same date of the preparation of other similar appraisal report related to LABATT BREWING CANADA HOLDING LTD (LABATT HOLDING), of net equity of AMBEV and LABATT HOLDING shares at market prices for the purposes of comparison with the share swap ratio adopted in the “Protocol and Justification” of incorporation of LABATT BREWING CANADA HOLDING LTD (LABATT HOLDING) by AMBEV, headquartered at Fort Nassau Centre, Nassau, Bahamas, under the terms of article 264 of Law # 6,404 as of 12.15.1976 (Brazilian Corporate Law).

It is worth pointing out that the adoption of valuation methodology based on net equity value at market prices may result in certain distortions, in view of the fact that such method does not fully capture the value of going concern, represented by additional element of creation of value for shareholders resulting from productive organization of company’s tangible and intangible assets, as element of cash generation.

This results from the difficult measurement of intangible assets market value, from industrial property rights to others even more fluid, such as distribution channels, suppliers relations and related, which may not be considered in the market prices valuation, although their effects are captured in other valuation methodologies, and it is undeniable their contribution to company’s result and for its better valuation. In addition, such fact may cause possible imperfections in the comparison between two assets, to the extent that the interest related to tangible and intangible assets is different in assets compared.

For preparing this report, we have considered data and information provided by third parties, including documents and verbal interviews with the client. Estimates used in this study are based on documents and information, such as:

  By-laws;
  Financial statements of group companies;
  Market quotations for QUILMES INDUSTRIAL S.A. shares;
  Organization chart and equity interests;
  List of permanent assets;
  Companies IAN and ITR (Annual and Quarterly Report filed at CVM);
  Appraisal reports of fixed assets held by APSIS.

The APSIS team, which is responsible for the preparation of this study, comprises the following professionals:

  ANA CRISTINA FRANÇA DE SOUZA
  civil engineer
  post-graduated in accounting (CREA/RJ 91.1.03043-4)
  CÁTIA MAGALHÃES
  civil engineer, (CREA/RJ 97.1.04366)
  CESAR DE FREITAS SILVESTRE
  accountant (CRC/RJ 44779/O-3)
  CLAUDIO MARÇAL DE FREITAS
  accountant (CRC/RJ 55029/O-1)
  DOUGLAS BUSSE
  civil engineer (CREA/PR 01.1895-D)
  FRANCISCO JOSÉ DA ROCHA MAIOLINO
  aeronautic engineer
  post-graduated in finance (CREA/SP 92338)
  LUIZ PAULO CESAR SILVEIRA
  mechanical engineer
  masters degree in business administration (CREA/RJ 89.1.00165-1)
  MARCELO UNFER PARABONI
  business administrator
  post-graduated in financial administration (CRA/RJ 20-47.164-6)
  MARGARETH GUIZAN DA SILVA OLIVEIRA
  civil engineer (CREA/RJ 91.1.03035-3)
  RICARDO DUARTE CARNEIRO MONTEIRO
  civil engineer
  post-graduated in economy engineer (CREA/RJ 30137-D)
  SÉRGIO FREITAS DE SOUZA
  economist (CORECON/RJ 23521-0)

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2. PRINCIPLES AND RESERVATIONS

The present report is strictly based on the fundamental principles described below.

  This report complies with all specifications and criteria established by NB 5676 from the Brazilian Association of Technical Standards (ABNT), as well as the requirements imposed by different bodies, such as: Ministry of Finance, Brazilian Central Bank, Brazilian SEC (CVM), SUSEP (Private Insurance Superintendence), etc.

  Consultants and personnel responsible for the evaluation do not have neither personal relation towards the subject involved in this report nor any advantage is derived therefrom.

  APSIS’ professional fees are not subject to the conclusions presented in this report.

  Such report was prepared by APSIS and any one, except its own consultants, has worked on analysis and respective conclusions.

  In this report, information provided by third parties is deemed as accurate, being their source included in such report.

  In the best consultant’s knowledge and credit, analysis, opinions and conclusions expressed in this Report are based on true and precise information, diligences, researches and surveys.

  The report includes all restricting conditions imposed by adopted methodologies, which affect the analysis, opinions and conclusions included in it.

  APSIS is fully responsible for the Valuation Engineering subject, including the implied ones, for performing its honorable duties, which are set forth in laws, codes or own regulations.

  For projection purposes, we have assumed the inexistence of any kind of judicial or extra judicial burden or lien, involving the companies, except for the ones included in the report.

  This report complies with all specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), as well as the requirements imposed by different bodies, such as: Ministry of Finance, Brazilian Central Bank, Brazilian SEC (CVM), SUSEP (Private Insurance Superintendence), RIR (Income Tax Regulation), etc.

  This report was prepared in strict compliance with standards of Professional Ethics Codes of CONFEA – Brazilian Council for Engineering, Architecture and Agronomy of Legal Engineering Institute.

  This report has been prepared in accordance with general accepted accounting principles for the definition of net equity at market value. Following this criteria, assets and liabilities have been valued for fair market value, which was compared its book value. Any adjustment was added to the book net equity, determining the market value net equity.

  It is worth pointing out that the adoption of a valuation methodology based on net equity value at market prices, within the meaning adopted by Article 264 of the Corporate Law, may result in certain distortions, in view of the fact that such method does not fully capture the value of going concern, represented by additional elements of creation of value for shareholders resulting from productive organization of company’s tangible and intangible assets, as elements of cash generation.

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3. LIMITATION OF RESPONSIBILITIES

  For preparing this report, APSIS has used information and historic data audited by third parties or non-audited, as well as non-audited projections, provided in written or oral form by the company’s management or obtained from mentioned sources. Then, APSIS has deemed as true all information and data obtained for this report and has no responsibility regarding their truth.

  The scope of this study does not include neither the auditing of financial statements nor the revision of works performed by its auditors, as well as in loco measurements.

  Our study was developed for being used by the applicant, aiming at the purpose previously described. Therefore, this study shall not be published, distributed, reproduced, released, or used for other purposes rather than that already mentioned, without APSIS prior and written approval.

  We are not liable for occasional losses incurred by the applicant, its shareholders, officers, creditors or other parties resulting from the utilization of data and information provided by the company and included in this report.

  Analysis and conclusions included in this report are based on several premises, made on the present date, on future operating projections, such as: market values, sale prices, volumes, market share, revenues, taxes, investments, operating margins, etc. Then, future operating results of the company may be different from any forecast or estimation included in this report.

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4. VALUATION METHODOLOGY

MARKET APPROACH – LISTED PRICE AT EXCHANGE

This methodology aims at valuating a company by the sum of all its shares at market prices. As the price of a share is defined by the present value of flow of future dividends and sale price at the end of period, at a required return rate in an Ideal Financial Market, such approach would indicate the correct value of a company for investors.

ASSETS APPROACH – NET EQUITY (NE) AT MARKET VALUE

This methodology is derived from generally accepted accounting principles (GAAP) where financial statements are prepared based on the principle of historical cost or acquisition cost. Due to such principle and to accounting basic principle, the carrying value of a company’s assets minus the carrying value of its liabilities is equal to the carrying value of its net equity.

On the other hand, economy basic principles allows us to create the following valuation technique: the value defined for the assets minus the value defined for the liabilities is equal to the amount defined for the net equity of a company. Within a valuation perspective, relevant definitions of value are those appropriate for the purposes of valuation.

Therefore, the assets approach aims to value a company by adjusting the carrying value (net balance) to its respective fair market values. Relevant assets and liabilities are valued by their fair market value, and then, compared to their carrying value (net balance).

The appropriate adjustments are added to the accounting Net Equity, determining, then, the company market value as per the asset approach. The company fair market value will correspond to the Net Equity value, considering the valued assets and liabilities adjustments.

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5. AMBEV PROFILE

HISTORY

AMBEV was created through the merger of the two biggest Brazilian breweries: Companhia Cervejaria Brahma (BRAHMA), and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos (ANTARCTICA).

The merger of companies occurred along 1999 and 2000, involving exchange of shares owned by controlling shareholders of both companies, for AmBev shares, in July 1999. Upon the contribution of its common and preferred shares, controllers of BRAHMA and ANTARCTICA started then to hold shares, of respective classes, issued by AMBEV.

Thereafter, ANTARCTICA and BRAHMA became Ambev wholly-owned subsidiaries and its shareholders became AMBEV shareholders.

From that point, we have the following major facts:

  October 1999 – announcement of licensing agreement between Pepsi-Cola International and AmBev was published for the trading of Guaraná Antarctica (a brazilian soft drink) in 175 countries.

  March 2000 - CADE (Administrative Council for Economic Defense) approves the merger of Brahma and Antarctica, for the organization of Companhia de Bebidas das Américas - AmBev.

  April 2000 - AmBev executed a performance commitment letter with Administrative Council for Economic Defense (CADE), setting forth the measures necessary to comply with CADE decision. Major impositions arising from such agreement were:

  For a four-year period, AmBev shall share its distribution network with at least, one Brazilian regional brewery, which participation in the market does not exceed 5% in its respective market.

  In the event AmBev decides, within a four-year period, to shut off or sell any of its operating plants, this shall be available in public auction;

  In the event AmBev, or any of its subsidiaries, dismiss any employee, within a five-year period, as a result of restructuring process connected to AmBev organization, it shall arrange a new job and appropriate training for such employee;

  AmBev and its distributors may not require that its points of sale operate on an exclusive basis, except in the cases in which investments and improvements made by AmBev are equivalent to the majority of point of sale assets, or in the cases where exclusive rights are strategic under the view of administrator of point of sale; and

  AmBev shall sell Bavária trademark, owned by Antarctica, and all assets related thereto.

  September 2000 –The Company started trading at the New York Stock Exchange (NYSE), launching Ambev ADRs (American Depositary Receipts) in replacement of Brahma’s, traded at NYSE since June 1997.

  October 2000 - AmBev and Groupe Danone acquired, through a joint company, 57.34% of Compañia Salus S/A shares, the second largest brewery in Uruguay and leading the mineral water local market.

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  November 2000 - AmBev reached an agreement with Molson Inc. related to the sale of Bavaria trademark and of its operating assets, in compliance with CADE requirements. Upon the occasion of sale, Molson has agreed in buying Bavaria with its 4% interest in the market.

  December 2000 - CADE approved the agreement for the sale of Bavaria S/A to the Canadian Molson Inc, in compliance with its impositions.

  February 2001 - AmBev informs the acquisition of 95.4% of Cervecería y Malteria Paysandú S/A (Cympay) capital, from Uruguay.

  March 2001 - Brahma brewery was merged into Antarctica, the latter changing its name to Companhia Brasileira de Bebidas, or CBB. CBB was incorporated as a joint-stock company, in accordance with Brazilian laws. Therefore, CBB became the major operating subsidiary and owner of other five AmBev subsidiaries. All activities, except for those international, are conducted by CBB.

  December 2001 - AmBev announced the expansion of its partnership with Pepsi for the production, trading and distribution of Gatorade trademark throughout the Brazilian territory.

  May 2002 - Quilmes Industrial S.A. (QUINSA) and AMBEV announced they entered into an agreement to integrate its operations in South Cone. Such agreement consisted of following phases: the first step of transaction consisted of AmBev contribution of its brewery assets in Argentina, Paraguay and Uruguay, in exchange for 26.4 million of new shares Class B to be issued by Quinsa. Thereafter, AmBev would also buy from BAC (Beverage Associates Corp) 230.92 million Quinsa Class A shares for US$ 346.38 million. As a result of such two simultaneous phases, AmBev would hold 36.09% of voting right and 37.5% of economic interest of resulting combined entity. Quinsa would continue to conduct activities in Argentina, Bolivia, Chile, Paraguay and Uruguay. Quinsa’s Board of Directors would be composed of equal number of members appointed by BAC and AmBev. In a third phase, the agreement sets forth that Quinsa controllers could swap its 373.52 million of Class A shares for new AmBev shares, in periods specified in each year, after the first year. AmBev also has the right of carrying out such swap after the year seven. In both cases, the number of AmBev shares to be issued shall be determined based on EBITDA of both companies. The transaction agreed by the parties would depend on the approval from antitrust authorities.

  June 2002 – Ambev informed that is controlled company, CBB, purchased Aguia S.A. interest in Cervejaria Astra S.A. (“Astra”), therefore, increasing CBB interest from 73.13% to 93.61% in total capital of Astra.

  September 2002 - Central American Bottling Corporation (CabCorp), anchor bottling company of PepsiCo in Central America and acting in markets of Guatemala, Honduras, El Salvador and Nicaragua, and AmBev, announced to the market the expectation to form an alliance with a view to explore the Central American and Caribbean brewery market. On October 24, 2002, AmBev and CabCorp announced to the market the realization of alliance.

  January 2003 - AmBev and Quinsa announced the successful conclusion of strategic alliance. The combination of brewery assets in Argentina, Paraguay and Uruguay will allow the optimization of operating processes, the strengthening of both companies financial status and will allow the resulting company to be positioned in an efficient manner towards other international competitors present in such region. The conclusion of transaction occurred after the approval granted by Argentine authorities, subject to certain restrictions, and the purchase by BAC and AmBev of all Quilmes International (Bermuda) Ltd (QIB) shares previously held by Heineken for a total price of US$ 102.7 million. As a result of such transaction, AmBev and BAC now hold, respectively 8.6% and 6.4% of QIB shares.

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  February 2003 - AmBev announced its decision of entering into Peruvian brewery market through the building of a plant and a distribution network.

  October 2003 - AmBev announced an agreement for the purchase of certain assets of Embotelladora Rivera in Peru. Through such transaction, AmBev assumed PepsiCo franchise in North of Peru, including the capital of the country and the biggest market of region – Lima. The company also acquired two plants in Peru, which combined, have production capacity estimated at 6.3 million hectoliters per year, in addition to sales and distribution assets in Lima. Such transaction was structured in such way to maximize synergies of production, logistics and general and administrative expenses between beer and soft drinks businesses.

  December 2003 - AmBev announced the control acquisition of Cerveceria SurAmericana, in Ecuador. Cerveceria SurAmericana - Cervesur – is the second biggest brewery of Ecuador, with participation in the market in 2002 of approximately 6%, according to AmBev estimates. The company has a modern factory with annual production capacity of 0.9 million of hectoliters (hl), located in the industrial region of Guayaquil, the biggest market in the country. According to AmBev estimates, the capacity of such factory is sufficient to supply approximately 30% of Ecuadorian beer market. Through such plant, Cerveceria SurAmericana is capable of trading its trademark Biela (Biela Lager, Biela Light, Biela Reserva Especial and Biela Extra) throughout the country, through own sales force.

  February 2004 - AmBev announced an agreement with Embotelladora Dominicana CXA (Embodom), exclusive bottling company of PepsiCo in the Dominican Republic. AmBev and Embodom shall be partners in a company, which will trade not only soft drinks but also beer in Dominican drink market, of which AmBev shall initially hold a 51% share, which shall be increased to 66% after building a new factory dedicated to the beer production. Currently, Embodom is leader in the market of soft drinks of Dominican Republic. Embodom has a factory with capacity to bottle 2.3 million of hectoliters per year, located in the city of Santo Domingo, capital city of Dominic Republic and its major market.

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SUBJECT-MATTER

The Company subject-matter, directly or through the interest in other companies is the following:

a)	The production and trade of beers, concentrated drinks, soft drinks and other drinks;
b)

The production and trade of raw material necessary to the industrialization of drinks and its byproducts, such as malt, barley, ice, carbonic gas, as well as appliances, machinery, equipment and everything necessary or useful for activities listed in letter “a” above;

c)	The packing and boxing of any of its products or of third parties;
d)

Agricultural fostering and cultivation activities in the field of grains and fruits constituting raw material for the utilization in Company industrial activities, as well as in other industries demanding a maximum dynamics in the exploration of virtualities of Brazilian soil, mainly in food and health plans;

e)

The improvement, expurgation and other phytosanitary services and the industrialization of products resulting from activities listed in letter “d” above, whether to meet own purposes of its industry, whether for commerce, including, its byproducts;

f)	The advertisement of its products and of third parties and the trade of promotional and advertising materials;
g)	the rendering of technical, marketing and administrative support service, and other directly or indirectly related to the main activities of Company;
h)	the import of all necessary for its industry and commerce;
i)	the export of its products;
j)	the direct or indirect exploration of bars, restaurants, cafeterias and related; and
k)

to contract the sale and/or distribution of its products and of its controlled companies directly or through third parties, use the transport necessary for the distribution of its products, byproducts and fittings, and adopt any system or guidance, which at discretion of its Board of Directors, leads to the purposes envisaged.

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CAPITAL STOCK

On reference date, we have the following ownership structure for AMBEV :

DISCRIMINATION	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL	%
BRACO INVESTIMENTOS S/A	4,214,345,035	26.8565			4,214,345,035	11.1451
EMPRESA DE ADMINISTRAÇÃO E PARTICIPAÇÕES S/A-ECAP	4,039,568,225	25.7427			4,039,568,225	10.6829
FUNDAÇÃO ANTONIO E HELENA ZERRENNER INB	3,794,204,726	24.1791	397,172,513	1.7954	4,191,377,239	11.0844
INSTITUTO AMBEV DE PREVIDÊNCIA PRIVADA	88,664,850	0.5650	9,595,170	0.0434	98,260,020	0.2599
CERVEJARIAS REUNIDAS SKOL-CARACÚ S/A			7,202,116	0.0326	7,202,116	0.0190
CRBS S/A			1,192,935	0.0054	1,192,935	0.0032
EAGLE DISTRIBUIDORA DE BEBIDAS S/A			1,041,200	0.0047	1,041,200	0.0028
DISTRIBUIDORA DE BEBIDAS ANTARCTICA DE MANAUS LTDA			1,890	0.0000	1,890	0.0000
INDÚSTRIA DE BEBIDAS ANTARCTICA DO SUDESTE S/A			2,934	0.0000	2,934	0.0000
SUBTOTAL	12,136,782,836	77.3433	416,208,758	1.8815	12,552,991,594	33.1973
OTHER BOOK-ENTRY SHAREHOLDERS	3,394,371,943	21.6313	12,205,186,477	55.1738	15,599,558,420	41.2541
THE BANK OF NEW YORK – ADR	57,617,100	0.3672	9,032,202,200	40.8303	9,089,819,300	24.0386
OUTSTANDING BEARER STOCK	42,560,913	0.2712	78,595,373	0.3553	121,156,286	0.3204
TOTAL OF TREASURY STOCKS - CIA BRASILEIRA DE BEBIDAS	60,730,600	0.3870	151,893,891	0.6867	212,624,491	0.5623
TOTAL OF TREASURY STOCKS - CIA DE BEBIDAS DAS AMÉRICAS-AMBEV			237,228,513	1.0724	237,228,513	0.6273
TOTAL	15,692,063,392	100.00	22,121,315,212	100.00	37,813,378,604	100.00

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NET EQUITY

On reference date, we have the following composition of Net Equity:

ACCOUNT	R$ million
REALIZED CAPITAL	3,142
CAPITAL RESERVE	19
ACCUMULATED PROFITS	844
INCOME FOR THE YEAR	506
NET EQUITY	4,511

BRAZILIAN BEER MARKET

Brazil is the biggest beer market in Latin America. Table below shows beer consumption classification per country, in certain markets for 2003:

COUNTRY	ANNUAL CONSUMPTION (MM hl)

CHINA	260

USA	239

GERMANY	97

BRAZIL	85

RUSSIA	77

JAPAN	68

MEXICO	52

ARGENTINA	14

VENEZUELA	14

Source: Euromonitor

Beer is the second most popular category of drinks in Brazil, after soft drinks (Sindicerv – Brewing Industry National Association). The consumption of beer per capita in Brazil is relatively low, and is relatively stable since 1995. The annual consumption per capita of beer in Brazil was approximately 49 liters in the year in 2003.

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Table below shows the consumption per capita estimated for certain countries in 2003:

COUNTRY	LITERS

GERMANY	119

USA	85

RUSSIA	54

JAPAN	54

VENEZUELA	54

MEXICO	50

BRAZIL	49

CHINA	20

Source: Euromonitor

The Brazilian beer market is characterized by regionally diversified consumption standards. For instance, in the mid-west region of Brazil, Skol and Antarctica portfolios reached approximately 51% and 9% of the market in 2003, respectively, while in North region, Skol accounted for 10% and Antarctica 37%, according to Nielsen.

SOFT DRINKS BRAZILIAN MARKET

In the segment of soft drinks, the market has shown strong competition, with the presence of big multinational companies, as well as small independent producers, which offer its products at very low prices. In Brazil, the two biggest soft drink producer groups accounted for 66.8% of the market in 2003 (Ambev and Coca-Cola). Other brands know as “tubaínas”, are highly spread and accounting for the rest of the market, i.e., approximately 33.2%.

According to PepsiCo estimates, in 2001, the soft drink Brazilian market represented the second biggest market in Latin America and the third biggest market in the world, in terms of sales volume, with approximately 117 million of hectoliters sold in 2001. Table below shows the consumption of soft drinks in certain countries in 2001:

COUNTRY	ANNUAL CONSUMPTION (MM hl)

USA	497

MEXICO	138

BRAZIL	117

CHINA	68

GERMANY	71

GREAT BRITAIN	56

Source: PepsiCo
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The soft drink Brazilian consumption grew at a compound annual rate of approximately 10%, from 1993 to 2001, according to Nielsen, substantially higher than the annual average growth of gross domestic product, which was 3% per annum for the same period. Although consumption per capita has rapidly grown since the introduction of the Real currency, in 1994, climbing from 26.6 liters in 1993 to 67 liters in 2001, according to PepsiCo, Brazil continues to have a relatively low per capita rate of soft drinks consumption, when compared to other countries.

Table below shows the soft drinks per capita consumption for certain countries in 2001:

COUNTRY	LITERS

USA	176

MEXICO	133

ENGLAND	94

GERMANY	85

BRAZIL	67

CHINA	5

Source: PepsiCo
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6. AMBEV CONTROLLED AND AFFILIATED COMPANIES

AMBEV holding company’s main investments can be seen in the chart below:

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QUILMES INDUSTRIAL S/A (QUINSA)

QUINSA, a company under the jurisdiction of the Grand Duchy of Luxembourg, is the biggest beer producer in Argentina and in the Southern Cone market in South America. In 2002, according to company estimates, its breweries reached market share indexes equivalent to 64.5% in Argentina, 76.1% in Paraguay, 51.9% in Uruguay, 97.5% in Bolivia and 10.8% in Chile.

Such participations are equal to 11.4 million of hectoliters of beer sold in 2002, or 56.6% of all beer sold in Southern Cone markets.

The beer business has grown intensively over the past 10 years, as the consumption of such product has grown in the same period, 48.5% in Argentina, 42.2% in Chile, 96.2% in Paraguay and became stable in Uruguay and Bolivia. Worldwide consumption data per capita show that such markets should continue growing, since such indicators a relatively low (see table in page16):

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CIA. BRASILEIRA DE BEBIDAS (CBB)

Major operating company under AmBev holding company, headquartered in Jaguariúna – São Paulo State.

CERVECERIA Y MALTERIA PAYSANDU S/A (CYMPAY)

Beer, malt and mineral water producer located in Uruguay, its annual production reaches 300,000 hectoliters of beer and 90,000 tons of malt, accounting for 25% market share. Approximately 93% of malt produced is destined to export to Brazil and Argentina.

MAR CARIBE (MAR CARIBE)

Distributor fully controlled by CACN, which resells its products in Isla Margarita.

C.A CERVECERA NACIONAL (CACN)

Producer and trading company of Brahma trademarks and other malted products in Venezuela. It has a factory in Barquisimeto and various distribution centers in the country.

EMBOTELLADORA DOMINICANA CxA (EMBODOM)

It is located in Dominican Republic and is a pioneer company in the industry of soda water. It was founded by Bernardo Arévalo B. in the city of San Pedro de Macorís in 1925. Its first products were fruit-flavored refreshments with La Española brand, as well as liqueur and vinegar. In 1949, it moved to Santo Domingo, where it remains to date with the name of Embotelladora Dominicana, C. por A. Owner of licenses of all Pepsico trademarks in the country, the company operates six production lines in its Santo Domingo factory and other three in the city of Santiago, reaching a total capacity of 35 million of annual boxes, in addition to handling a distribution warehouse system throughout the country.

MALTERIA URUGUAY S/A (MUSA)

A company organized in Uruguay with the purposes of fostering barley plantation and malt production. Malt produced is exported in almost its totality to Ambev breweries in South America.

MALTERIA PAMPA S/A (PAMPA)

A company organized in Argentina with the purposes of fostering barley plantation and malt production. Malt produced is exported in almost its totality to AmBev breweries in South America.

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INDUSTRIAS DEL ATLANTICO (DEL ATLANTICO)

Brewery organized in Guatemala in partnership with The Central America Bottling Corporation (CABCORP), major Pepsi bottling company in Central America. It started to operate in August 2003.

FRATELLI VITA BEBIDAS LTDA (FRATELLI)

Unit headquartered in Salvador (Bahia State) dedicated to the production of mineral water, energetic and isotonic drinks, as well as iced tea.

IBA SUDESTE S/A (IBA SUDESTE)

A company headquartered in Rio de Janeiro State, which has 2 industrial plants for the beer production in Rio de Janeiro and Maranhão States.

AROSUCO AROMAS E SUCOS (AROSUCO)

Unit located in Amazonas State dedicated to the production of concentrated drinks used in the manufacturing of soft drinks and non-alcoholic drinks, the “Aroma, Sucos e Concentrados” (“Flavor, Juices and Concentrated drinks”) also produces the guaraná natural extract, produced with own technology. Its activities involve, in addition to production, the quality control of its laboratories, which include physical-chemical tests and chromatography. It also produces metallic corks for AmBev controlled companies.

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LOCATION OF PLANTS (FACTORIES AND DISTRIBUTION CENTERS) –
AMBEV INTERNATIONAL, SOUTH AMERICA

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LOCATION OF PLANTS (FACTORIES AND DISTRIBUTION CENTERS) – AMBEV DOMESTIC, NORTH REGION

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LOCATION OF PLANTS (FACTORIES AND DISTRIBUTION CENTERS) – AMBEV DOMESTIC, NORTHEAST REGION

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LOCATION OF PLANTS (FACTORIES AND DISTRIBUTION CENTERS) – AMBEV DOMESTIC, MIDWEST REGION

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LOCATION OF PLANTS (FACTORIES AND DISTRIBUTION CENTERS) – AMBEV DOMESTIC, SOUTHEAST REGION

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LOCATION OF PLANTS (FACTORIES AND DISTRIBUTION CENTERS) – AMBEV DOMESTIC, SOUTH REGION

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7. LABATT HOLDING PROFILE

COMPANIES

LABATT HOLDING was created as part of the restructuring project of INTERBREW INTERNATIONAL B.V. (INTERBREW B.V.), a company headquartered in Breda, The Netherlands, aiming to segregate the investments made in the holding company LABATT HOLDING ApS, company which, after conclusion of the restructuring process, started to concentrate all investments made by INTERBREW B.V. in LABATT CANADA.

LABATT HOLDING has as single equity element, the investments made in LABATT HOLDING ApS. On the other hand, the single equity element of LABATT HOLDING ApS is the investment made in LABATT CANADA.

CAPITAL STOCK

We have the following ownership structure for LABATT HOLDING:

DISCRIMINATION	TOTAL OF SHARES	%
INTERBREW INTERNATIONAL B.V.	1,000,068,500	100%

CONTROLLING GROUP: INTERBREW

LABATT HOLDING and INTERBREW B.V. are controlled by INTERBREW S.A. (INTERBREW), a company headquartered in Brussels, Belgium, one of the oldest breweries in the world, controlling operations in 21 countries in the Americas, Europe and Asia, and also holding stock interests in several breweries around the world.

The INTERBREW strategy is to strongly operate in the largest beer markets worldwide. The main competitive advantage is its brand portfolio (local and international premium brands), which guarantees the first positions in all markets where the company operates. In the last 10 years, Interbrew registered the best growth in Earnings Per Share (EPS) in the industry, corresponding to 24.6%, through an excellent new brand development history and the creation of leading brands all around the world.

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CONTROLLED COMPANY PROFILE: LABATT CANADA

LABATT BREWING COMPANY LIMITED (LABATT CANADA) is the second biggest brewery in Canada, with a market share estimated at 43% at the end 2003. 2003 EBITDA margin of Labatt, at 33%, is favorable if compared to Molson’s (22.9%), and also to the average of industry in North America (20.1%). LABATT CANADA became, in the restructuring process, a wholly-owned subsidiary of Interbrew, which acquired LABATT CANADA in 1995.

The company total volume of beer produced is of approximately 9.7 million hl/year. The company has eight breweries in Canada, with a total installed capacity of approximately 14.4 million hl/year.

The variety of Labatt beers includes special imported beers, special domestic beers, premium beers and segments of higher added-value. Company’s beer portfolio includes 11 of 20 brands most sold in Canada, including the top and the third position in the rank: Budweiser and Labatt Blue, respectively.

FINANCIAL HISTORY

Amounts in US$ million	2001	2002	2003

VOLUME (thousands of hl)	9,605	9,498	9,661
growth	1.9%	-1.1%	1.7%

REVENUE	1,128	1,154	1,340
growth	n.a.	2.3%	16.1%

EBIT	262	280	320
margin %	23.2%	24.3%	23.9%

EBITDA	349	372	447
margin %	30.9%	32.2%	33.4%

COMPANY HISTORY

  1847: Labatt Foundation

  1945: Labatt becomes a public company

  1946: Acquisition of Copland Brewery in Toronto

  1958: Acquisition of The Lucky Lager Breweries in B.C. (British Columbia)

  1962: Acquisition of Bavarian Brewing Ltd, of St. John, in Newfoundland

  1971: Acquisition of Oland & Sons Ltd

  1974: Acquisition of Columbia Brewery, of Creston, B.C.

  1980: First Canadian brewery to produce an U.S. beer trademark under license (Anheuser-Busch / Budweiser)

  1994: Acquisition of 30% of Femsa Cerveza

  1995: Labatt is acquired by Interbrew

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8. AMBEV AND INTERBREW OPERATION

INTRODUCTION

On March 3, 2004, AmBev and Interbrew announced an agreement to create InterbrewAmBev, the number one brewery in the world. The combined group will be the biggest brewery in volume, with a strong participation in the most attractive beer markets in the world.

Currently, AmBev shares are held by three groups of shareholders: Braco Investimentos S.A., a Brazilian holding company; Fundação Antonio e Helena Zerrenner, a foundation mainly destined to ensure assistance to the health of AmBev employees and their dependents, and finally, holders of outstanding shares. Excluding the treasury shares, AmBev has 15.6 billion outstanding common shared, which represent 100% of voting capital and 41% of total capital. AmBev also holds 21.7 billion outstanding non-voting preferred shares, which represent 59% of total capital.

Stichting Interbrew, a Dutch foundation, which represents company founder families, holds 65% of Interbrew. Interbrew common shares are traded at Euronext exchange, in Brussels. Today, Interbrew has approximately 432 million outstanding shares.

TERMS AND OPERATION STRUCTURE

According to initial protocol, AmBev would issue 9.5 billion common shares and 13.8 billion preferred shares to Interbrew, and would assume debt of US$ 1.5 billion (including promissory notes at the amount of US$ 506 million) in exchange for Interbrew Canadian wholly-owned subsidiary. After adjustment released in Relevant Notice dated May 24, 2004, related to the 30% interest in the capital of Femsa Cerveza SA de CV and its 70% interest in the capital of Labatt USA, AmBev shall issue to Interbrew, in view of Labatt Holding incorporation, approximately 7.9 billion common shares and approximately 11.4 billion preferred shares.

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9. AMBEV VALUATION CRITERIA

Chart below shows general criteria defined for the valuation of each account and/or group of company accounts:

NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
General	GENERAL	• Accounts with amount lower than R$500 thousand were not valuated, maintaining the carrying value, except for those pertaining to a same group, which were treated in a single manner.	Market value identical to carrying value
11010001 to 9001 11100005 to 11120946 11210001 to 11319001	CASH AND BANKS, CREDITS AND VALUES
•  Such assets have high liquidity, with carrying values equal or very close to the market value. As per explanatory note No. 2c, in audit report related to first ITR 2004 (Quarterly Information - 1Q04), cash and equivalents are shown by acquisition cost, equivalent to its market value.

•  In case of securities, its values are recorded at market value or by cost accrued of “pro rata” income, when applicable, duly provisioned for reduction at market values or deferral of non-realized income when necessary, according to same explanatory note.

•  Provisions for losses under receipt of credits are deemed as sufficient to cover losses.
Market value identical to carrying value
11320005 21100010	IRRF (Income Tax Withholdings) ON RECOVERABLE FINANCIAL INVESTMENTS IRRF 3426 – CORPORATE FIXED-INCOME SECURITIES	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11320006 11320013 21070001	IRPJ (CORPORATE INCOME TAX) ACCELERATION RECOVERABLE IRPJ PAYABLE IRPJ	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
11320007 21291001 21291002	SOCIAL CONTRIBUTION ACCELERATION PROVISION FOR SOCIAL CONTRIBUTION, CURRENT/PREVIOUS YEAR	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11320014 11320085 11320139	RECOVERABLE CSLL (Social Contribution on Net Income) RECOVERABLE IRRF – BALANCE OF INCOME TAX RETURN RECOVERABLE IRPJ – PREVIOUS YEARS	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11320005 21100010	IRRF (Income Tax Withholdings) ON RECOVERABLE FINANCIAL INVESTMENTS IRRF 3426 – CORPORATE FIXED-INCOME SECURITIES	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11320001 11320002 11320003 11320004 11320009 11320010 11320901 21090001 21090002 21090003 21090004 21080001 21080002 21110001 21110002 21110003 21110004 2112000121120002 21120004 21120005
TAX INCENTIVES – RECOVERABLE ICMS (Value-Added Tax)

RECOVERABLE ICMS

RECOVERABLE IPI (Excise Tax)

RECOVERABLE ICMS SUBST.

RECOVERABLE PIS (Social Integration Program)– non-cumulative

RECOVERABLE COFINS (Tax for Social Security Financing) – NON-CUMMULATIVE

RECOVERABLE ICMS/IPI FORESEEN

ICMS TAX CHARGES

IPI TAX CHARGES

PIS TAX CHARGES

COFINS TAX CHARGES
		• Assets and liabilities accounts, which may be offset resulting in a balance of taxes to be paid, therefore, without influence in net equity at market.	Market value identical to carrying value.

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
11320008 to 0902	OTHER TAXES	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11320019 21150001 21150004	IVA (Value-added tax) TAX CREDIT 21% IVA TAX DEBIT 21% IVA RG 3125 RET TO PROVIDER	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11320020 to 0201 11132157	INTERNATIONAL TAXES	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11320038 21070003	ACCELERATED TAX ON PROFIT – INCOME TAX ON INCOME PAYABLE	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11320181 21150009	IGV (Tax on sales and services) TAX CREDIT 18% IGV TAX DEBIT 18%	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11330001 a 0999	OTHER CREDITS
•  More significant amounts are due to appropriation of media agreements prepaid, the reimbursement of which for anticipated termination is not guaranteed. It was also considered that the benefit of image of such contracts is included in the valuation of trademarks. Exceptions are the accounts 11330007, 0019, 0024, 0025, 0027, 0038 and 0101 explained below.
Null market value
11330007 / 0101	PEPSI ADVERTISING ALLOWANCE PEPSI ACCOUNTS RECEIVABLE	• Advertising reimbursement due by Pepsico; good quality credit.	Market value identical to carrying value

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
11330019	BAESA ARGENTINA – OTHER CREDITS	• Credit with Quinsa, which is provisioned in its balance sheet for payment.	Market value identical to carrying value
11330024	OPERATIONS BALANCE – REBATE	• Credit at material provided by suppliers as rebate in usual purchases.	Market value identical to carrying value
11330025 / 0027 / 0038 / 0042	JALUA OPERATIONS RECEIVABLE SETTLEMENT OF RECEIVABLE INTERESTS MALTARIA PAMPA ACCOUNTS RECEIVABLE GUATEMALA ACCOUNTS RECEIVABLE	• Credit with controlled company, recoverable at liabilities.	Market value identical to carrying value
11350001 to 0999 11399001 to 9030 11370001 to 9001 11390001 to 0999 11380001 to 0500	FINISHED PRODUCTS RAW MATERIALS, PACKAGES ADVANCE TO MATERIAL SUPPLIERS SEMIPREPARED PRODUCTS STORE ROOM –FACTORY IMPORT IN PROGRESS FINISHED PRODUCTS-DISTRIBUTION BARREL – DISTRIB.
•   Inventories of finished products and materials connected with production were considered by carrying value, since the valuation at market considers the continuous utilization of assets. Accounts referring to interface show negative values, as they are adjustments at cost in inventory of intercompany sales, which are realized by sale price.
Market value identical to carrying value
11320181 21150009	IGV (Tax on sales and services) TAX CREDIT 18% IGV TAX DEBIT 18%	• Assets and liabilities accounts, which may be offset, remaining a tax credit balance, negative goodwill of which for trading in the market is 30%.	Market value identical to carrying value with 30% negative goodwill.
11350601 to 0609 11399054 to 9066 11330100 11380503 11380505	OTHER INVENTORIES OTHER INVENTORIES-DISTRIB.	• More significant values refer to promotional material without resale value.	Null market value
11359001 to 9004	EM/EF – INVENTORIES	• Accounts controlling materials, delivery of which is out of step with invoice; they supplement the real inventory.	Market value identical to carrying value

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
11350607 11399067	PROVISION FOR INVENTORY LOSSES	• Provisions for all material without turnover over the past 180 days and valuated as without usefulness.	Market value identical to carrying value.
11400001 to 11430099	UNEXPIRED INSURANCE / UNEXPIRED TAX UNEXPIRED FINANCIAL CHARGES OTHER UNEXPIRED EXPENSES	• More significant values refer to long-term propaganda and marketing agreements, followed by expenses with short-term loans, insurance and taxes, all items deemed as effective expenditures.	Null market value
12050001 to 9999	GROUP UNITS- LOAN RECEIVABLE	• Intercompany loans recoverable at liabilities	Market value identical to carrying value.
12090001 to 0012	ACCOUNTS RECEIVABLE - EMPLOYEES – ACTION PLAN	• Financing of shares purchased by employees guaranteed by shares issued (explanatory note 13 of first ITR 2004).	Market value identical to carrying value.
12100003 to 12130008	LONG-TERM CLIENTS SECURITIES RECEIVABLE	• Long-term credits deemed as realizable with 30% negative goodwill at market.	Market value identical to carrying value with 30% negative goodwill.
12170001 to 0005	COMPULSORY DEPOSITS AND FEDERAL LIABILITIES	• Long-term values without perspective of realization in CP.	Null market value
12180001 to 0008	DEPOSITS FOR APPLICATION IN TAX INCENTIVES	• Values already provisioned for loss at 57%.	Market value identical to carrying value.
12190001 to 0032	COURT DEPOSITS	• All court deposits are provisioned in liabilities.	Market value identical to carrying value.
12200001 to 0003	EXPENSE FORECASTS	• The most significant value refers to expenses with the issue of long-term bonds, not recoverable in an anticipated termination.	Null market value

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
12211002 to 2001	PROVISIONAL INVESTMENTS	• Non-realizable investment in short term and almost fully provisioned.	Market value identical to carrying value.
12202001 12202002 12202003	LAND DESTINED FOR SALE BUILDING DESTINED FOR SALE (-)PROVISION FOR LOSSES – REAL PROPERTIES FOR SALE	• Investments revaluated in 2003 by Apsis, which are already recorded by value compatible with the market.	Market value identical to carrying value.
12220007 to 0013 / 0021/28/29	LONG-TERM TAXES RECOVERABLE	• Long-term tax credits considered realizable with negative goodwill at market of 50%.	Market value identical to carrying value with 50% negative goodwill.
12220003 12220015 to 0020 / 26	ICMS / INSS (Brazilian Social Security Institute) / PIS / COFINS / FINSOCIAL RECOVERABLE IPI - RECOVERABLE ZERO RATE	• Values provisioned at liabilities.	Market value identical to carrying value.
12220027	DEFERRED ICMS – SUPPLEMENTARY LAW Nº102 - RECOVERABLE	• Export ICMS Credits (Kandir Law) suspended until Dec/2004, considered realizable with negative goodwill at market of 20%.	Market value identical to carrying value with 20% negative goodwill.
12240001 to 0013	OTHER ACCOUNTS RECEIVABLE	• Almost the totality of values are provisioned at own group and the remaining are loans among companies, with offset at liabilities.	Market value identical to carrying value
12249001	OTHER ACCOUNTS RECEIVABLE	• Long-term credits considered realizable with 50% negative goodwill.	Market value identical to carrying value with 50% negative goodwill.
12249001	OTHER ACCOUNTS RECEIVABLE	• Long-term credits considered realizable with 50% negative goodwill.	Market value identical to carrying value with 50% negative goodwill.
12220022 and 0024	DEFERRED TAX ASSETS TAX LOSSES
•  Long-term credits considered realizable by the company pursuant to explanatory note 15 c discounted at interest rate of 11.9% accrued of annual inflation projection resulting in a 32% negative goodwill.
Market value identical to carrying value with 32% negative goodwill.

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
12220023 and 0025	DEFERRED TAX ASSETS PROVISIONAL DIFFERENCES	• Long-term credits considered realizable with 40% negative goodwill.	Market value identical to carrying value with 40% negative goodwill.
12250001	IAPP - CVM 371	• Superavit of Instituto AMBEV de Previdência Privada (Private Pension) assets, generated by defined benefit plan, as per explanatory note 11 (a).	Null market value.
12220007 to 0013 / 0021/28/29	LONG-TERM TAXES RECOVERABLE	• Values representing appreciation of fixed assets and expectation of future results without liquidity.	Null market value.
13040003 to 0004	NEGATIVE GOODWILL ON INTERESTS	• Values representing appreciation of fixed assets and expectation of future results without liquidity.	Null market value.
13100001 to 0099 13110001 to 0017 13130001 to 0099	TAX INVESTMENTS STOCKS INVESTMENT CERTIFICATE CULTURAL AND ARTISTIC INVESTMENT	• Investments fully provisioned, in its majority, remaining less significant values or without realization in CP.	Null market value.
13140001 to 0099 13060014	OTHER INVESTMENTS	• Investments without any operating purpose, partially provisioned, remaining less significant values or without realization in CP.	Null market value.
13151016 13151116 13701016 13852001	INTANGIBLE ASSETS ACUM. AMORTIZATION- FIXED ASSETS ON INTANGIBLE ASSETS	• List of hundreds of small items, including licenses and trademark expenses, which shall be accrued to the valuation of trademarks and points of sale at market.	Market value identical to carrying value

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
13289999 13709999	AREA UNBLOCKED AMORTIZATION OF AREA UNBLOCKED	• Rights and commercial assets of distributor points of sale without liquidity.	Null market value.
13750005 to 13900018	DEFERRED EXPENSES ACUMMULATED AMORTIZATION – DEFERRED	• Values already realized.	Null market value.
	FIXED ASSETS	• Reports RJ-161/04 to RJ-173/04	Market value.
21010001 to 21040003	SUPPLIERS	• All obligations with suppliers were deemed as due by their accounted values.	Null market value.
21060001 to 0503 21062001 22060001 to 0501 22062001	LOANS/FINANCINGS – DOMESTIC CURRENCY LONG-TERM LOANS/FINANCINGS – DOMESTIC CURRENCY
•  Domestic currency financings basically involve State governments and Federal banks with incentive programs to industry, and shall be settled by their face value. Possible discounts for cash brought forward to State governments were not considered.
Market value identical to carrying value.
21231001 to 21320007	OFFICERS AND SHAREHOLDERS	• Dividends and interests on payable equity capital.	Market value identical to carrying value.
21070001 to 21180007	TAX CHARGES
•  IRPJ, CSLL, IPI, ICMS, IRRF, PIS, COFINS, ISS (Services Tax), IPTU (Municipal Real Estate Tax), taxes of international controlled companies and other charges payable were considered by amount fully paid.
Market value identical to carrying value
21090005 to 0012	TAX INCENTIVES	• Balancing item of tax incentives recorded at Net Equity, it is supposed that they can be used with payment due.	Market value identical to carrying value
21200001 to 21210999	SALARIES /LABOR SOCIAL CHARGES	• Salaries and social charges were considered by value fully due.	Market value identical to carrying value

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
21250001 to 21269101	OTHER LIABILITIES
•  Advances to clients, monthly provisions and general accounts payable of less significant amount it its majority. Accounts 21260036 and 46 and provisions can be found below. The most relevant amount, provision for area unblocked, provision of are unblocked is due to acquired distributors.
Market value identical to carrying value.
21061001 to 1999 22061001 to 1999 21260036 21260046	LOANS/FINANCINGS – FOREIGN CURRENCY LONG-TERM LOANS / FINANCINGS – FOREIGN CURRENCY NON-REALIZED LOSSES ON DERIVATIVES SWAP/HEDGE RESULT – DEFERRED
•  Pursuant to explanatory note 14 (c) of first ITR 2004 informing the status of financings in foreign currency at market value and with calculation at market value of derivative operations made as hedge and informed by the Company, a net loss of R$67.0 million would occur, partially recorded in the balance of accounts 21260036 and 0046, which already indicated a loss of R$12.7 million. The R$54.3 million difference was adjusted in the long-term liability.
Market value.
21260010/ 0012 / 0034	Provision for electricity, water and gas	• Monthly provisions brought to expenses.	Market value identical to carrying value.
21290001 to 21329002	PROVISIONS
•  They refer to IR (Income Tax), CSLL (Social Contribution on Net Income), labor and statutory issues to advanced expenses in the assets and various general matters. Given the company opts for provisioning only what will be effectively lost, their values were maintained.
Market value identical to carrying value.
22080001 to 0002	TAX INCENTIVES – LONG-TERM	• Values fully due; see explanatory note 8(c) of first ITR 2004.	Market value identical to carrying value.
22090001 to 0006	OTHER LIABILITIES PAYABLE	• Accounts payable without any indication of possible reductions.	Market value identical to carrying value
22140001	ACTUARIAL LIABILITY – CVM 371	• Liabilities related to Antartica employees absorbed in the merger.	Market value identical to carrying value

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NO. OF ACCOUNT	GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
22120004 to 22139905	LONG-TERM PROVISIONS
•  Provisions for IR, CSLL and contingencies. Given the company opts for provisioning only what will be effective lost (realization of losses deemed as probable in the assessment of legal consultants), their values were maintained.
Market value identical to carrying value.
PROVISION FOR LEGAL CONTINGENCIES
•  The company and its controlled companies have tax-nature legal proceedings in progress, and their possibility of loss is examined by legal the department of up to 50% (realization of losses deemed as probable in the assessment of legal consultants) and are not provisioned in the balance sheet, summing up R$ 1.2 billion pursuant to explanatory note 10 of first ITR 2004 (Quarterly Information – 1Q04).
Amount provisioned in 50% of total.

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EXPLANATORY NOTES OF FIRST ITR 2004 (QUARTERLY INFORMATION FILED AT CVM – 1Q04) REFERRED IN ACCOUNTING ANALYSIS

2 Major accounting practices

(c) Current assets and long-term receivables

Cash and equivalents, represented by amounts of immediate liquidity and with original maturity in up to 90 days, are shown at acquisition cost, equivalent to their market value.

Financial investments, substantially represented by securities, government bonds and bank deposit certificates, including those denominated in foreign current, are shown to the cost value, by adding, when applicable, income earned "pro rata temporis"; if necessary, a provision is constituted for reduction to market value. In addition, quotas of investment funds are valuated at market value, and when applicable a provision is created with a view to defer variable nature non-realized income.

8 Loans and financings

(c) ICMS (Value-Added Tax) Incentives

Financings refer to programs offered by certain States, by means of payment of a percentage of ICMS due is financed by the financial agent connected to the State, generally for five years from the maturity date.

10 Liabilities associated with fiscal challenges and provisions for contingencies

On March 31, 2004, the Company and its controlled companies still have other legal proceedings in progress of same mature, and under evaluation of legal consultants, the realization of loss is possible, but not probable at the approximate amount of R$ 1,221,043.

11 Social Programs

(a) Instituto AmBev de Previdência Privada (“IAPP”) – Private Pension

CBB and its controlled companies have two social security benefit plans: the first one in the model of defined contribution (opened for new entries) and the second one in the model of defined benefit (closed for new entries since May 1998), with a possibility of migration from defined benefit plan to defined contribution. Such plans are borne by participants and sponsor and are managed by IAPP. Its main purpose is to supplement retirement benefits of its employees and administrators. In the quarter ended on March 31, 2004, the Company and its controlled companies contributed with R$ 1,057 (March 31, 2003 – R$ 1,101) to IAPP.

The superavit of IAPP assets, generated by defined benefit plan, is recognized on an accounting basis by the Company in its consolidated financial statements at the amount of R$ 22,030 (December 31, 2003 - R$ 22,030), in the account "Superavit of assets – Instituto AmBev", amount estimated as a maximum limit of its future utilization, also taking into account legal restrictions preventing the return of possible actuarial superavit remaining at the moment of IAPP closing, and for which the use by means of payment of social security benefits did not occur.

13 Share purchase plan - Plan

AmBev has a plan of share purchase by qualified employees, aiming to align shareholders’ and employees’ interests. As defined in by-laws, the Plan is managed by a committee, which includes non-executive members of the Company. Such committee creates, from time to time, purchase programs of common or preferred shares, defining the terms and categories of employees to be benefited and sets forth the price by which shares shall be acquired, value of which may not be less than 90% of average price of shares traded at BOVESPA over the three business days prior to the date rights were granted, indexed by inflation up to the year thereof. The number of shares granted in each year may not exceed 5% of total number of shares of each kind on that date (1.0% and 0.03% in 2003 and 2002, respectively).

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Beneficiaries entitled to purchase shares as from 2003 are no longer authorized to opt for the financing of purchase of shares. On March 31, 2004, the outstanding balance of financings referring to the plans granted prior to such date sums up R$ 226,573 (December 31, 2003 - R$ 234,677). Financings are guaranteed by shares issued upon the occasion of purchase.

14 Treasury

(b) Derivative instruments

On March 31, 2004, non-realized gains on income with variable nature in derivative operations, according to provision of corporate laws and regulations in Brazil, were limited to the lower value between the "curve" of instruments or the respective market value.

In the event the Company records in accounting its derivate instruments at market value, it would have recorded to the income for the year ended on March 31, 2004 an additional gain at the amount of R$ 178,019 (December 31, 2003 - R$ 205,969).

(c) Financial liabilities

Company financial liabilities, mainly represented by bonds issuance operations, syndicated loans and financings to import are recorded at cost value, updated at initial rates of interests taken out, accrued of exchange and monetary variations, as per closing indexes of each year.

If the Company could have adopted the recognition criterion of its financial liabilities at market value, it would have determined an additional loss, before income tax and social contribution of approximately R$ 229,171, on March 31, 2004.

15 Income Tax and Social Contribution on Net Income - CSLL

(c) Composition of deferred taxes

In nominal amounts (million of reais)

2004	273
2005	223
2006	264
2007	308
2008	135
Total	1,203

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10. VALUATION OF NET EQUITY AT MARKET OF AMBEV

The assets approach was adopted in this present study for the valuation of Net Equity at AMBEV market value. In such approach, we valued relevant assets and liabilities so that to reflect its fair value.

VALUATION OF INVESTMENT IN QUINSA

The market approach of stock listing at exchange was adopted in the valuation of investment in QUINSA. Such approach aims at valuating a company by the sum of all its shares at market prices. As the price of a share is defined by the present value of flow of future dividends and sale price at the end of period, at a required return rate, in an Ideal Financial Market, such approach would indicate the correct value of a company for investors.

The Assumption of Efficient Market, principle in which such approach is based on, defines the Financial Market in a balance status, that is to say, operating under a stable macroeconomic environment and with all relevant information, which could alter stock prices, with public access, i.e., known by all components of the market.

The Argentine Market, still distant from an Ideal Market, inspires the utilization of such approach with reservations. The utilization of statistic forecast techniques based on past information, although not recommended in efficient markets, is of extreme usefulness in volatile markets, such as Argentina, since it helps to identify abnormal variations and cyclic periods.

This present valuation used the linear regression technique as a support to the approach, this being applied in historical prices series for periods of 3, 6 and 12 months, with a view to identifying the series which better explains stocks behavior.

In this specific case, we adopted the period of the past 3 months, as the market still show a strong influence from recession generated by crisis in Argentina.

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In compliance with methodology mentioned, we have the following result for QUINSA market value (detailed in attachment 2):

QUINSA VALUATION

TYPE OF SHARES	VALUE IN R$ million
CLASS A	R$ 1,838
CLASS B	R$ 1,718
TOTAL	R$ 3,556

VALUATION OF DUNVEGAN INVESTMENT IN QUINSA

TYPE OF SHARES	VALUE IN R$ million
CLASSES “A” AND “B”	R$ 1,018

VALUATION OF NCAQ INVESTMENT IN QUINSA

TYPE OF SHARES	VALUE IN R$ million
CLASS “B”	R$ 763

VALUATION OF OTHER INVESTMENTS

Other investments were valuated by assets approach, for the valuation of Net Equity at market value, as detailed in attachment 4, including the valuation of relevant liabilities and assets of AMBEV group companies.

The relevant assets are basically composed of industrial plants, Distribution Centers (land, building, machinery and equipment accounts and others) and intangible assets (trademarks and distribution network). The complete valuation of such assets can be found in reports RJ-168/04 to RJ-172/04, summary of which can be seen in attachment 3.

LIABILITIES VALUATION

For the liabilities we have used criteria detailed in chapter 9, as outlined in calculation spreadsheets of attachment 4.

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VALUE OF NET EQUITY AT MARKET

Thus, AMBEV Net Equity value at Market on May 31, 2004 is:

VALUE	R$ million
ACCOUNTING NET EQUITY	R$ 4,511
ADJUSTMENT AT ASSETS	R$ 3,049
ADJUSTMENTS AT LIABILITIES	(R$ 665)
NET EQUITY ADJUSTED AT MARKET	R$ 6,895

SHARE VALUATION

Considering the number of 37,813,378,604 shares, we have the following values:

VALUE OF SHARE (per 1,000 shares)	R$
ACCOUNTING NET EQUITY	R$ 119,293307
EQUITY VALUE ADJUSTED AT MARKET	R$ 182.345847

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11. LABATT HOLDING VALUATION CRITERIA

The chart below shows general criteria defined for the valuation of groups of account included in company balance sheet:

GROUP OF ACCOUNTS	PREMISES	VALUATION CRITERION
CASH AND BANKS, CREDITS AND VALUES	Such assets have high liquidity, with carrying values equal or very close to market value. Provisions for losses upon receipt of credits are deemed as sufficient to cover losses.	Market value identical to carrying value.
INVENTORIES
  Inventories of finished products and materials linked to production were considered by carrying value, compatible with valuation at market, which takes into account the continuous utilization of assets.
Market value identical to carrying value.
EXPENSE FORECASTS	Expenses already incurred and not recoverable.	Null market value.
PROPERTY, PLANT AND EQUIPMENT	Reports RJ-173/04 and RJ-175/04	Market value
INVESTMENTS AND OTHER ASSETS
  Such account includes, in addition to investments in associated companies, the goodwill related to the acquisition of Labatt Canada by Interbrew in 1995 and also connected with appreciation on fixed assets. Goodwill is being focused below.
investments in associated companies: carrying value
TAX CREDITS	Related to Income Tax credits.	Market value identical to carrying value.
Goodwill
  The goodwill related to gains with future results has no value in an anticipated termination. The appreciation attributed to intangible assets (trademarks), is being contemplated in assets appraisal report (report APSIS rj175/04).
Null market value.
SHORT-TERM LIABILITIES AND TAX CHARGES	Values recorded being considered, which were adjusted on account of LABATT CANADA restructuring, focused on incorporation operation by AMBEV	Market value identical to carrying value.
LONG-TERM LIABILITIES	Values recorded being considered, which were adjusted on account of LABATT CANADA restructuring, focused on incorporation operation by AMBEV.	Market value identical to carrying value.

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12. LABATT CANADA VALUATION OF NET EQUITY AT MARKET

This present study adopted the assets approach for the valuation of Net Equity at market value of LABATT CANADA. In this approach, we valuated relevant assets and liabilities in such manner to reflect its fair value.

VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Relevant assets are basically composed by industrial plans (accounts of lands, building, machinery and equipment and others) and intangible assets (trademarks).

Complete valuations of such assets can be found in reports RJ-173/04 (intangible assets) and RJ-175/04 (tangible assets), summary of which can be seen in attachment 5.

OTHER ASSETS

As far as other assets are concerned, criteria detailed in chapter 11 were adopted, as shown in calculation spreadsheets of attachment 6.

LIABILITIES VALUATION

As far as liabilities are concerned, criteria detailed in chapter 11 were adopted, as shown in calculation spreadsheets of attachment 6.

LABATT CANADA VALUE OF NET EQUITY AT MARKET

Thus, as shown in attachment 6, the value of Net Equity at Market of LABATT CANADA on May 31, 2004 is:

VALUE (R$ million)
ACCOUNTING NET EQUITY	( R$ 2,081)
ADJUSTMENTS AT ASSETS	R$ 5,355
ADJUSTEMENTS AT LIABILITIES	R$ 0
NET EQUITY ADJUSTED AT MARKET	R$ 3,274

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13. LABATT HOLDING VALUATION OF NET EQUITY AT MARKET

This present study adopted the assets approach for the valuation of Net Equity at market value of LABATT HOLDING AND LABATT HOLDING ApS. In this approach, we valuated relevant assets and liabilities in such manner to reflect its fair value.

INVESTMENT VALUATION

The relevant assets of LABATT HOLDING AND LABATT HOLDING ApS are their investments in LABATT CANADA (capital expenditure accounts and goodwill on capital expenditures). The market value was obtained as detailed in item 12. Calculation spreadsheets can be found in attachment 6.

OTHER ASSETS AND LIABILITIES

Accounting balances as market value were adopted in other assets and liabilities, as detailed in calculation spreadsheets of attachment 6.

VALUE OF NET EQUITY AT MARKET

Valuations of Net Equity of LABATT HOLDING and LABATT HOLDING ApS at market used as basis the financial statements of LABATT HOLDING and LABATT HOLDING ApS on June 24, 2004. However, the reference date considered in the valuation of LABATT HOLDING is May 31, 2004, since its main equity element (LABATT CANADA) equivalent to 99.99% of its total assets and liabilities is valued on reference date as of May 31, 2004, as outlined in item 9.

Thus, as shown in attachment 6, the value of Net Equity at Market of LABATT HOLDING on May 31, 2004 is:

VALUE (R$ million)
ACCOUNTING NET EQUITY	R$ 14,791
ADJUSTMENTS AT ASSETS	(R$ 11,517)
ADJUSTMENTS AT LIABILITIES	R$ 0
NET EQUITY ADJUSTED AT MARKET	R$ 3,274

SHARE VALUATION

Considering the number of 1,000,068,500 shares we have the following values:

SHARE VALUE	R$
ACCOUNTING EQUITY VALUE	14.79018487
EQUITY VALUE ADJUSTED AT MARKET	3.274333504

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14. CALCULATION OF SWAP RATIO

After calculating accounting Net Equity of AMBEV and LABATT HOLDING by assets approach, we have the following swap ratio:

SUMMARY CHART (MAY 31,2004)

NET EQUITY at market of AMBEV	R$ 6,895 million
NET EQUITY at market of LABATT HOLDING	R$ 3,274 million
Market Value of AMBEV 1,000 shares, considering respective net equity evaluated at market (Law # 6,404/76, article 264)	R$ 182,345847
Market Value of LABATT HOLDING 1,000 shares, considering respective net equity evaluated at market (Law # 6,404/76, article 264)	R$ 3,273.333504
Swap ratio:	18.0 AMBEV shares are equal to 1 LABATT HOLDING share

Swap ratio adopted in the Protocol and Justification of incorporation	19.3 AMBEV shares are equal to 1 LABATT HOLDING share

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15. CONCLUSION

In light of examinations carried out in the documentation previously mentioned and taking as basis APSIS studies, experts concluded that the swap ratio of AMBEV and LABATT HOLDING shares valuated by the Net Equity at Market valuated by assets approach on May 31, 2004 is of 17.957 AMBEV shares per 1 LABATT HOLDING share.

Having concluded the Report RJ-174/04, comprised of 53 (fifty-three) pages typed on one side and 8 (eight) attachments and made in 15 (fifteen) original counterparts, APSIS Consultoria Empresarial S/C Ltda, CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in assets valuation, and TOWER CONSULTORIA E ASSESSORIA LTDA, CRC RJ-00330710-0 legally represented by its directors mentioned below, is available for any further explanation and clarification.

Rio de Janeiro, July 12, 2004.

ANA CRISTINA FRANÇA DE SOUZA	RICARDO DUARTE CARNEIRO MONTEIRO
Director/Partner	Director/Partner

SÉRGIO FREITAS DE SOUZA	CLAUDIO MARÇAL DE FREITAS
Director	Accountant

LUIZ PAULO CESAR SILVEIRA	CESAR DE FREITAS SILVESTRE
Director	accountant (CRC/RJ 44779/O-3)

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16. LIST OF ATTACHMENTS

1. SUMMARY OF THE VALUATION OF INTANGIBLE ASSETS (AMBEV AND LABATT CANADA)

2. VALUATION OF AMBEV INVESTMENT IN QUINSA

3. SUMMARY OF AMBEV TANGIBLE ASSETS VALUATION

4. AMBEV NET EQUITY AT MARKET

5. SUMMARY OF LABATT CANADA TANGIBLE ASSETS VALUATION

6. LABATT HOLDING NET EQUITY AT MARKET

7. SUPPORTING DOCUMENTATION

8. GLOSSARY

9. APSIS PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Vereador José Diniz, 3.300, Cj. 808	Rua São José, 90, sala 1802
Work Center 4, CEP: 04604-006	Centro, CEP: 20010-020
Tel.: + 55 11 5543.7907/5543.3811	Tel.: + 55 21 2210.5073 Fax: + 55 21 2210.2959

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APSIS CONSULTORIA APPRAISAL REPORT RJ-174/04

APPRAISAL REPORT RJ-173/04

Intangible Assets
REPORT:	RJ-173/04

REFERENCE DATE:	May 31, 2004

APPLICANT:	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV, headquartered at Rua Dr. Renato Paes de Barros, 1017, 4th floor, city of São Paulo, State of SP, with Corporate Taxpayers’ Identification (CNPJ) #028.087.08.0001/07, hereinafter named AMBEV.

SUBJECT-MATTER:	Intangible assets owned by AMBEV and LABATT BREWING COMPANY LIMITED (LABATT CANADA).

PURPOSE:	To determine the market value for purchase and sale of the subject-matter.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

EXECUTIVE SUMMARY

VALUATION METHODOLOGY

APSIS was retained to determine the market value (fair value) of trademarks owned by AMBEV and LABATT CANADA, in addition to relevant agreements with third parties, for the purposes of purchase and sale on reference date as of 05/31/2004.

For the valuation of AMBEV and LABATT CANADA’s trademarks, an income approach derivation was chosen to valuate the trademarks, recommended when the industry has the payment of royalties as a common practice. Such approach, known as relief-from-royalty approach (Valuation of Intellectual Property and Intangible Assets – Smith, Parr), is based on the incremental cash flow after taxes derived from the fact that the company is not required to pay royalties to third parties for the utilization of certain brand. Then, the brand fair value may be attributed to the cash flow generated by such economies, carried to the present value through a discount rate representing the associated risk. As trademarks do not have a measurable life, perpetuity is added to the cash flow.

In the case of relevant agreements, firstly the relevance of each agreement was analyzed in the composition of each company’s Net Operating Revenue. Once selected the relevant agreements, the income approach was applied as methodology to determine the value of each agreement (Valuing Intangible Assets – Reilly, Schweihs), through the calculation of present value of net cash flow generated by each one.

SUBJECT-MATTER

The trademarks owned by AMBEV and LABATT CANADA and relevant agreements

ESTIMATES

From the Cash Flow of economies generated for the non-payment of royalty of each own trademark, projected for the next 10 years, and residual value from such cash flow onwards (taking into account an annual growth rate at perpetuity of 0.5%), we discounted such values to the present value using an annual real discount rate of 11.9% in AMBEV and 6.5% p.a. in LABATT CANADA.

FINAL VALUE

Based on studies presented and carried out by APSIS on reference date as of May 31, 2004, appraisers concluded the following fair values for AMBEV and LABATT CANADA’s trademarks, and respective relevant agreements for the purposes of purchase and sale.

TOTAL VALUE OF AMBEV AND LABATT’s TRADEMARKS AND RELEVANT AGREEMENTS - R$ million
AMBEV
Brahma Family– beer	R$ 595
Skol Family – beer	R$ 1,328
Antarctica Family– beer	R$ 366
Brahma Family– soft drink	R$ 37
Antarctica Family – soft drink	R$ 253
TOTAL VALUE OF AMBEV’s TRADEMARKS	R$ 2,580
LABATT CANADA
Labatt Blue	R$ 592
Blue Light	R$ 114
Keith's Family	R$ 136
Kokanee Family	R$ 190
Other Domestic (own and licensed)	R$ 4,297
TOTAL VALUE OF LABATT’s TRADEMARKS (own and licensed)	R$ 5,329

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

CONTENT

1.	INTRODUCTION	4
2.	PRINCIPLES AND RESERVATIONS	5
3.	LIMITATIONS OF RESPONSIBILITIES	6
4.	METHODOLOGY EVALUATION – INTANGIBLE ASSETS	7
6.	LABATT CANADA PROFILE	14
7.	VALUATION OF AMBEV’S TRADEMARKS	15
8.	VALUATION OF LABATT CANADA’S TRADEMARKS	19
9.	DETERMINATION AND VALUATION OF RELEVANT AGREEMENTS	22
10.	CONCLUSION	25
11.	LIST OF ATTACHMENTS	26

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1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. hereinafter named APSIS, headquartered at Rua São José, nº 90, grupo 1.802, in Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayers’ Identification (CNPJ) # 27.281.922/0001-70, was appointed to determine the market value (fair value) of AMBEV and LABATT CANADA’s trademarks, in addition to trademark production and trading licenses of third parties for the purposes or purchase and sale.

For preparing this report, we have considered data and information provided by third parties, including documents and verbal interviews with the client. Estimations used in this study are based on documents and information, which including amongst others, the following:

  AMBEV Financial Reports ( ITR) – 1st quarter 2004

  AMBEV Financial Report (IAN) – December 2003

  LABATT CANADA Financial Reports– December 2003 / May 2004

  AMBEV and LABATT CANADA Managing Reports

  Analysis of financial information (historical and projections) related to BUDWEISER production and distribution agreement

  JP Morgan and Citigroup Appraisal Reports dated December 2003

The APSIS team, which is responsible for the preparation of this study, comprises the following professionals:

  ANA CRISTINA FRANÇA DE SOUZA
  civil engineer
  post graduated in accounting (CREA/RJ 91.1.03043-4)

  CESAR DE FREITAS SILVESTRE
  Accountant (CRC RJ 44779/O-3)

  CLAUDIO MARÇAL DE FREITAS
  Accountant CRC RJ 55029/O-1

  LUIZ PAULO CESAR SILVEIRA
  mechanical engineer
  masters degree in business administration (CREA/RJ 89.1.00165-1)

  RICARDO DUARTE CARNEIRO MONTEIRO
  civil engineer
  post graduated in economy engineering (CREA/RJ 30137-D)

  SÉRGIO FREITAS DE SOUZA
  economist (CORECON/RJ 23521-0)

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2. PRINCIPLES AND RESERVATIONS

The object report of the following enumerated, calculated and specified study is strictly based on the fundamental principles described below.

  Consultants involved in the study does not have neither personal relation towards its subject involved in this report nor any advantage is derived therefrom, without conflict of interests preventing them from preparing this report.

  In the best consultant’s knowledge and credit, analysis, opinions and conclusions expressed in this Report are based on true and precise information, diligences, researches and surveys.

  The report includes all restricting conditions imposed by adopted methodologies, which affect the analysis, opinions and conclusions included in it.

  APSIS’ professional fees are not subject to the conclusions presented in this report.

  APSIS is fully responsible for the Valuation Engineering subject, including the implied ones, for performing its honorable duties, which are set forth in laws, codes or own regulations.

  In this report, information provided by third parties is deemed as accurate, being their source included in such report.

  Such report was prepared by APSIS and any one, except its own consultants, has worked on analysis and respective conclusions.

  For projection purposes, we have assumed the inexistence of any kind of judicial or extra judicial burden or lien, involving the companies, except for the one included in the report.

  This report complies with all specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), as well as the requirements imposed by different bodies, such as: Ministry of Finance, Brazilian Central Bank, Brazilian SEC (CVM), SUSEP (Private Insurance Superintendence), RIR (Income Tax Regulation), etc.

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3. LIMITATIONS OF RESPONSIBILITIES

  For preparing this report, APSIS has used information and historic data audited by third parties or non-audited, as well as non-audited projections, provided in written or oral form by the company’s management or obtained from mentioned sources. Then, APSIS has deemed as true all information and data obtained for this report and has no responsibility regarding their truth.

  The scope of this study does not include neither the auditing of financial statements nor the revision of works performed by its auditors.

  Our study was developed for being used by AMBEV, aiming at the purpose previously described. Therefore, this study shall not be published, distributed, reproduced, released or used for other purposes rather than that already mentioned, without APSIS prior and written approval.

  We are not liable for occasional losses incurred by AMBEV and LABATT CANADA and its controlled companies, their shareholders, officers, creditors or other parties resulting from the utilization of data and information provided by the company and included in this report.

  Analysis and conclusions included in this report are based on several premises, made on the present date, on future operating projections, such as: prices, volumes, market share, revenues, taxes, capital expenditures, operating margins, etc. Then, future operating results of the company may be different from any forecast or estimation included in this report.

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4. METHODOLOGY EVALUATION – INTANGIBLE ASSETS

The acknowledgment of importance of intangible assets in the world of business has been speedily growing, more and more companies have been trading in view of its off-balance assets.

The valuation study of intellectual property and intangible assets does not dispose itself to exactly determine a specific value, but to collect the largest potential number of data and information about the business and its market, which together, analyzed and modeled, allow appraiser to determine a probable number for the subject-matter under study, in view of specific features of situation and purpose studied.

All companies have a portfolio of assets, which are liable for the performance and continuation of operations, aiming at generating profits representing a satisfactory return on capital invested. Such assets are divided into three categories:

  Monetary assets – represented by net current capital, which is the difference between current assets (cash, short-term investments, invoices receivable, inventories, etc.) and current liabilities (suppliers, accounts payable, income tax, etc.).

  Fixed assets (tangible assets) – are those, which can be swapped, that is to say, they have a physical existence. They include machinery and equipment, land, vehicles, real properties, amongst others;

  Intangible assets and intellectual property –intangible assets are those, which do not have a physical existence, but they provide rights and privileges to their owners. They are mainly represented by client portfolio, agreements, and relationship with clients, franchising, etc. The intellectual property generally refers to trademarks and patents, copyrights and know-how. It represents a special classification within intangible assets, as its owner is protected by law against third parties illegal exploration of intellectual property.

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All approaches for assets valuation start from the swap principle. Such principle presumes that a prudent buyer will not pay for a property with higher value than the acquisition cost of a swap property with same usefulness.

From the swap principle, three types of approaches are defined, which can be used to determine the value of an intangible asset. For each valuation, the most appropriate approach shall be chosen, however they can be used jointly. They are:

  Market approach – it aims at comparing the asset under analysis with other similar asset recently sold or under offer;

  Cost approach – it measures the investment necessary to reproduce a similar assets, which shows an identical capacity to generate benefits;

  Income approach – it defines the asset value as being the current value of future benefits resulting from its property right.

In the specific case of valuation of AMBEV and LABATT CANADA’s trademarks, a derivation of income approach was chosen as methodology, recommended when the industry has payment of royalties as a common practice. Such approach, known as relief-from-royalty approach, is based on the incremental cash flow after taxes derived from the fact the company is not required to pay royalties to third parties for the utilization of a certain trademark. As there is a worldwide and active market of royalties, then it is possible to dissociate the trademarks value from other less explicit intangible assets, which participate in the generation of company cash, such as goodwill. The market value (fair value) of trademark then can be attributed to the cash flow generated by such economies, carried to the present value through a discount rate representing the associated risk. Since trademarks do not have a measurable life, perpetuity to the cash flow is also added.

In the specific case of valuation of relevant agreements owned by AMBEV and LABATT CANADA, relevant agreements for the formation of Net Operating Revenue of each company were initially analyzed, within a relevance criterion in excess of a 10%-participation in the NOR. Once selected the relevant agreements, the income approach was used to determine the value of each agreement, i.e., the net cash flow generated for the company, exclusively arising from the agreement under consideration, along its effectiveness period.

In order to validate the methodology used and final values found, the market approach was also applied, since AMBEV sold the Bavária trademark in 2000 to MOLSON, Inc. In addition, we quote the evaluation of AMBEV’s brand portfolio performed in 2001 by INTERBRAND, a company specialized in brand valuation.

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DISCOUNT RATE

The discount rate to be used to calculate the present value of yields determined in the projected cash flow represents the minimum profitability required by investors, considering that the company will be financed by both own capital, which will require a higher yield when compared to a standard risk investment, and third-parties capital.

Such rate is calculated by the WACC (Weighted Average Cost of Capital) methodology, in which the cost of capital is determined by the weighted average of capital structure components market value (own and third-parties capital), as described below.

Discount rate	WACC = (Re x We) + Rd (1 –t) x Wd

Re =	cost of own capital

Rd =	cost of third-parties capital

We =	percentage of own capital in the capital structure

Wd =	percentage of third-parties capital in the capital

T =	company’s income tax and social contribution

Cost of own capital	Re = Rf + beta*(Rm – Rf) + Rp

Rf	Risk-free rate – it is based on US Treasury annual interest rates for 30-year bonds, net of the US long-term inflation.

Rp	Country Risk – it represents the risk of investing in an asset in a specific country when compared to a similar investment in a country deemed as safe.

Rm	Market Risk – it measures the appreciation of a fully diversified stock portfolio for a 30-year period.

beta	It adjusts the market risk to the risk of a specific industry.

Leveraged beta	It adjusts the industry beta for risk of a company.

Cost of third-parties capital	Rd = Rf (*) + alfa + Rp

Rf (*)	Risk-free rate – it is based on US Treasury annual interest rate for 10-year bonds, net of the US long-term inflation.

Alfa	Specific Risk – it represents the risk of investing in the company under analysis.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

5. AMBEV PROFILE

HISTORY

Companhia de Bebidas as Américas - AMBEV was created through the combination of two biggest Brazilian breweries: Companhia Cervejaria Brahma (BRAHMA), and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos (ANTARCTICA).

The combination of companies occurred along 1999 and 2000, involving exchange of shares owned by controlling shareholders of both companies, with AmBev shares, on July 1, 1999. Upon the contribution of its common and preferred shares, controllers of BRAHMA, EMPRESA DE ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. - ECAP e BRACO S.A and Antarctica, FUNDAÇÃO ANTÔNIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICIÊNCIA then started to hold share of respective class of AMBEV issue.

Thereafter, ANTARCTICA and BRAHMA became Ambev wholly-owned subsidiaries, on September 15, 1999 and September 14, 2000, respectively, and Brahma and Antarctica minority shareholders became AmBev shareholders.

From that point, AMBEV has been pursuing a geographic expansion strategy, whether through the purchase of companies, or by means of strategic alliances, as the QUINSA case in 2002, which guaranteed its penetration in the Latin America south cone markets, and more recently, the INTERBREW case, which consolidates its position as the biggest worldwide beer manufacturer alongside the Belgium company.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

BEER BRAZILIAN MARKET

Brazil is the biggest beer market in Latin America. Table below shows beer consumption classification per country, in certain markets for 2003:

COUNTRY	ANNUAL CONSUMPTION (MM hl)

CHINA	260
USA	239
GERMANY	97
BRAZIL	85
RUSSIA	77
JAPAN	68
MEXICO	52
ARGENTINA	14
VENEZUELA	14
Source: Euromonitor

Beer is the second most popular category of drinks in Brazil, after soft drinks (Sindicerv). The beer consumption per capita in Brazil is relatively low, and is relatively stable since 1995. The annual beer consumption per capita in Brazil was approximately 49 liters in the year in 2003.

Table below shows the consumption per capita estimated for certain countries in 2003:

COUNTRY	LITERS

GERMANY	119
USA	85
RUSSIA	54
JAPAN	54
VENEZUELA	54
MEXICO	50
BRAZIL	49
CHINA	20
Source: Euromonitor

The Brazilian beer market is characterized by regionally diversified consumption standards. For instance, in the mid-west region of Brazil, Skol and Antarctica portfolios reached approximately 51% and 9% of the market in 2003, respectively, while in the north region, Skol accounted for 10% and Antarctica 37%, according to Nielsen.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

SOFT DRINKS BRAZILIAN MARKET

In soft drinks segment, the market has been seen as highly competitive, with the presence of big multinational companies, as well as small independent producers, which offer their products at very low prices. In Brazil, the two biggest soft drink producer groups accounted for 66.8% of the market in 2003 (Ambev and Coca-Cola). Other brands know as “tubaínas”, are highly spread and accounting for the rest of the market, i.e., 33.2% approximately. According to PepsiCo estimates, in 2001, the Brazilian soft drink market represented the second biggest market in Latin America and the third biggest market in the world, in terms of sales volume, with approximately 117 million of hectoliters sold in 2001. Table below shows the consumption of soft drinks in certain countries in 2001:

COUNTRY	ANNUAL CONSUMPTION(MM hl)

USA	497
MEXICO	138
BRAZIL	117
CHINA	68
GERMANY	71
GREAT BRITAN	56
Source: PepsiCo

The Brazilian soft drink consumption grew at an annual rate composed of approximately 10%, from 1993 to 2001, according to Nielsen, substantially higher than the annual average growth of gross domestic product, which was 3% per annum for the same period. Although consumption per capita has been rapidly growing since the introduction of real, in 1994, climbing from 26.6 liters in 1993 to 67 liters in 2001, according to PepsiCo, Brazil continues to show a relatively low per capita rate of soft drinks consumption, when compared to other countries. Table below shows the soft drinks consumption per capita for certain countries in 2001:

COUNTRY	LITERS

USA	176
MEXICO	133
ENGLAND	94
GERMANY	85
BRAZIL	67
CHINA	5
Source: PepsiCo
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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

TRADEMARKS SHARE IN THE FORMATION OF AMBEV NET OPERATING REVENUE

Pursuant to 2003 Ambev managing reports, the performance of its trademarks is followed by portfolios or families, and showed the following share in the formation of company Net Revenues:

BEER SEGMENT

Trademarks – contribution to NOR (%)	100.0%
Brahma Family	26.0%
Skol Family	58.0%
Antarctica Family	16.0%
SOFT DRINKS SEGMENT

Trademarks – contribution to NOR (%)	100.0%
Brahma Family	8.0%
Antarctica Family	54.0%
Pepsi Family	38.0%
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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

6. LABATT CANADA PROFILE

HISTORY

Since its foundation in 1847, LABATT became an internationally acknowledged brand, with 60 types of beers, approximately 3,800 employees in Canada and eight industrial plants in the country.

In order to meet the growing demand and the popularity of premium beers, LABATT founded, in 1997, the OLAND SPECIALTY BEER COMPANY, with units in Toronto, Vancouver and Montreal, aiming at becoming the leading company in the Canadian beer market, sponsoring and taking part into events all around the country, through the Western, Ontario, Quebec and Atlantic regional companies.

PRODUCTS

LABATT BLUE is the most sold Canadian beer in the world. However, besides this brand, the group has more than 50 other brands, such as: Labatt Genuine Draft, John Labatt Classic and Labatt Ice®.

INDUSTRIAL PLANTS

LABBAT CANADA has eight industrial plants distributed in 8 sites: London, Toronto, Montreal, St. John’s, Halifax, Edmonton, Creston and New Westminster.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

7. VALUATION OF AMBEV’S TRADEMARKS

Pursuant to methodology outlined in Chapter 4, portfolios or families of AMBEV’s trademarks were selected, which are the following:

BEER SEGMENT

  BRAHMA FAMILY
  SKOL FAMILY
  ANTARCTICA FAMILY

SOFT DRINKS SEGMENT

  BRAHMA FAMILY
  ANTARCTICA FAMILY
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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

Premises adopted for the projection of cash flow generated by royalties economies (Attachment 1), in accordance with methodology used, are detailed in chart below:

PROJECTION PREMISES – AMBEV’S TRADEMARKS:

PARAMETER	PREMISES	LOGIC

ROYALTY	A 5% rate p.a. was applied on Net Operating Revenue.
  Under a conservative view, royalties vary between 3.5 and 5.5 % on NOR in beer industry. The value of 5% was chosen, according to rates currently practiced and manufacturers’ off-record information (legally protected information).

SALES VOLUME
  Sales volume was projected for each one of the segments in which AMBEV performs: beer and soft drinks.
  Beer market: maintained a 68% market share for all periods, and a growth of total market proportional to GDP (4% in 2005 and 2006, and 2% for other periods).
  Soft drinks market: market share growth up to 17% in 2006, stabilizing from that point. Total market grows proportional to GDP (4% in 2005 and 2006, and 1.2% for other periods).
Recovery of consumer market in Brazil, with economy upturn, stabilizing after 2006.

NET OPERATING REVENUE (NOR)	NOR is the volume of sales in each segment multiplied by net price. For the purposes of this analysis, real price increases were not considered (cash flow projected in constant currency).	The concept of constant currency simplifies calculations and meets valuation scope.

NOR –OWN TRADEMARKS	For NOR projected in each segment, market share related to own trademarks was applied.	To segregate only NOR arising from own trademarks, subject-matter of this analysis.

ROYALTIES SAVINGS	NOR of each trademark x 5.0% x (1-34%) – which is income tax + social contribution rate applicable.	Demonstration of economies generated by each trademark.
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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

DETERMINATION OF DISCOUNT RATE

It was calculated by WACC methodology- Weighted Average Cost of Capital, model in which capital cost is determined by the weighted average of market value of capital structure components (own capital and of third parties), the real discount rate (without inflation) of 11.9% p.a.

TRADEMARKS VALUE

From the Cash Flow of economies generated for the non-payment of royalty of each own trademark projected for the next 10 years, and residual value of such cash flow from that point (taking into account a growth annual rate at perpetuity of 0.5%), we have discounted such values at present value, by using the real discount rate outlined in previous item, reaching the following values for each own trademark:

TOTAL VALUE OF AMBEV’S TRADEMARKS (R$ million)

Growth at perpetuity	0.5%
Discount rate (p.a.)	11.9%

Brahma Family - beer	R$ 595
Skol Family - beer	R$ 1,328
Antarctica Family - beer	R$ 366
Brahma Family – soft drink	R$ 37
Antarctica Family – soft drink	R$ 253

TOTAL VALUE OF AMBEV’S TRADEMARKS	R$ 2,580

The value attributed to trademarks owned by AMBEV may be compared to the value paid by MOLSON Inc. to AMBEV , in relation to the purchase of Bavária trademark and its respective operating assets. The value of transaction was US$ 98 million for the Bavaria trademark and its total assets (tangible and intangible assets). On that occasion, BAVARIA had a 4% market share. Of such US$ 98 million, the value exclusively attributed to the trademark, pursuant to appraisal report submitted at that time was US$ 35 million. If we adopt a multiple of market – TRADEMARK VALUE(US$ million) / MARKET SHARE (%) – equal to 8.75x, we would have the following table of values:

TOTAL VALUE OF AMBEV’S TRADEMARKS (R$ million)

MARKET APPROACH

Brahma Family - beer	R$ 571
Skol Family - beer	R$ 895
Antarctica Family - beer	R$ 369
Brahma Family - soft drink	R$ 74
Antarctica Family - soft drink	R$ 224

TOTAL VALUE OF AMBEV’S TRADEMARKS	R$ 2,132

Therefore, the chart above validates the total value of R$ 2,580 million calculated for the portfolio of AMBEV’s trademarks, and the difference may be attributed to the real valuation of assets during the period between 2000 and 2004.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

Only for comparison purposes, we can mention the value calculated by INTERBRAND, an U.S. company specialized in creating and managing brands, for the portfolio of trademarks owned by AMBEV, value of which is equal to US$ 1,056 million in 2004.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

8. VALUATION OF LABATT CANADA’S TRADEMARKS

Pursuant to the methodology outlined in Chapter 4, portfolios or families of LABATT CANADA’s trademarks were selected, which are the following:

  LABATT BLUE
  BLUE LIGHT
  KEITH FAMILY
  KOKANEE FAMILY
  OTHER DOMESTIC (Owned and Licensed)
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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

PROJECTION PREMISES– LABATT’S TRADEMARKS

PARAMETER	PREMISES	LOGIC

ROYALTY	A 5% p.a. was applied on Net Operating Revenue.
  Under a conservative view, royalties vary between 3.5 and 5.5 % on NOR in beer industry. A 5% value was chosen, pursuant to rates currently practiced and manufacturers’ off-records information (legally protected information).

SALES VOLUME
  Total beer market in Canada was estimated in 21,417 thousand hl in 2004.
  For 2004, such number shall remain invariable, projecting an annual growth of 0.5%.
  From that point, LABATT CANADA shall remain a historical Market Share of approximately 45% of such market (9,543 thousand hl of beer sold in 2004).
The Canadian beer market is already mature and stabilized, as per data of market study provided by client.

NET OPERATING REVENUE (NOR)
  NOR is the Sales volume in each country multiplied by the net price. Exchange variation effects in net price were not considered. For the purposes of this study, we adopted the simple premise that any exchange variation will be fully absorbed by country inflation, which in its turn shall be fully transferred to prices.
  For 2005, a real increase of 1.2%, and 0.9% in 2006 were projected.
  From 2006, prices remain invariable (without forecast of real additions). Average price projected for 2004 is CAD$ 209.63/hl.
The concept of constant currency simplifies calculations and meets valuation scope.

NOR –OWN TRADEMARKS	For NOR projected, the market share related to own trademarks was applied.	To segregate only NOR arising from own trademarks, subject-matter of this study.

ROYALTIES SAVINGS	For NOR of each trademark x 5.0% x (1-34%) – which is the income tax rate for LABATT.	Demonstration of economies generated by each trademark.
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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

DETERMINATION OF DISCOUNT RATE

It was calculated by WACC methodology - Weighted Average Cost of Capital, model in which capital cost is determined by the weighted average of market value of capital structure components (own capital and of third parties), the real annual discount rate (without inflation) of 6.5%.

CALCULATION OF TRADEMARKS VALUE

From the Cash Flow of economies generated for the non-payment of royalty of each own trademark projected for the next 10 years, and residual value of such cash flow from that point (taking into account a growth annual rate at perpetuity of 0.5%), we have discounted such values at present value, by using the real discount rate outlined in previous item, reaching the following values for each trademark:

TOTAL VALUE OF LABATT’S TRADEMARKS

	CAD$ million	R$ million

Labatt Blue	257.99	592.03

Blue Light	49.86	114.43

Keith's Family	59.12	135.67

Kokanee Family	82.71	189.80

Other Domestic (own and licensed)	1,872.34	4,296.62

TOTAL VALUE OF LABATT’S TRADEMARKS	2,322.03	5,328.55

The methodology used for consolidated licensing agreements in previous table is outlined in item 9 hereof.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

9. DETERMINATION AND VALUATION OF RELEVANT AGREEMENTS

Pursuant to the methodology outlined in Chapter 4, AMBEV and LABATT CANADA relevant agreements were selected, related to production and distribution of third parties trademarks. The share of such agreements in the composition of Net Operating Revenue of each company was analyzed, and an interest equal or exceeding 10% being adopted as relevance criterion. For the purpose of this report, we have assumed that changes in the control of Labatt Canada will not have a material impact on its enterprise value.

AMBEV RELEVANT AGREEMENTS

In 1999, AMBEV together with PEPSICO obtained exclusive rights to produce, sell and distribute Pepsi soft drinks throughout the country. On October 9, 2000, following the association, a new franchise agreement was entered into with PEPSICO, which terminated prior BRAHMA agreement and granted to AMBEV exclusive rights to bottle and distribute Pepsi soft drinks in Brazil. In December 2001, the partnership with PEPSICO was expanded aiming at including Gatorate production, sale and distribution.

Pursuant to AMBEV reports, the Net Operating Revenue related to Pepsi products summed up R$ 456.5 million in 2003. This amount accounts for 5.3% of AMBEV Net Operating Revenue in the same period, which totaled R$ 8,683.8 million in 2003. This means that approximately 95% of company Net Operating Revenue may be attributed to own trademarks valuated in item 7, turning such agreement into a non-representative asset within relevance criterion defined, therefore, not being included in this valuation.

RELEVANT AGREEMENTS – CANADA

In 1980, LABATT CANADA entered into a licensing agreement with the U.S. company ANHEUSER BUSCH, with the purposes of producing and trading Budweiser trademark in the Canadian territory. A copy of the agreement was not provided due to confidentiality clauses. Sources of information used in this study are specifically identified in the next table “PREMISES FOR CASH FLOW PROJECTION”.

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

Pursuant to LABATT CANADA reports, the Net Operating Revenue connected with Budweiser products summed up CAD$ 491.7 million in 2003. Such amount accounts for 24.5% of LABATT CANADA Net Operating Revenue in the same period, which totaled CAD$ 2,005.1 million in 2003. This means that only 75% of company Net Operating Revenue may be attributed to own trademarks valuated in item 8, turning such agreement into a representative asset within the relevance criterion defined, with its value calculated below.

PREMISES FOR CASH FLOW PROJECTION – BUDWEISER AGREEMENT

PARAMETER	PREMISES	LOGIC

DURATION
  According to information obtained with INTERBREW and included in the protocol of incorporation, the agreement entered into by LABATT CANADA and ANHEUSER BUSCH has duration equal to 100 years, commencing on January 1, 1998.
The cash flow was set forth in order to reflect the duration defined by the agreement.

SALES VOLUME
  LABATT CANADA shall remain with a historical Market Share of approximately 45% over Canadian beer market (9,543 thousand of hl of beer sold in 2004).
  A 26% contribution was projected 2004 and 27% in 2005 onwards, on LABATT CANADA NOR.
The Canadian beer market is already mature and stabilized, as per market study data provided by client. Budweiser performance in the Canadian beer market shows a history of invariable growth.

NET OPERATING REVENUE (NOR)
  NOR is Budweiser sales volume multiplied by the net price. Exchange variation effects in net price were not considered. For the purposes of this analysis, we adopted the simple premise that any exchange variation will be fully absorbed by country inflation, which in its turn shall be fully transferred to prices.
  For 2005 a real increase of 1.2% was projected, and 0.9% in 2006.
  From 2006, prices became invariable (without forecast of real additions). Average price projected for 2004 is CAD$ 209.63/hl.
The concept of constant currency simplifies calculations and meets valuation scope.
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COST OF OPERATIONS + ROYALTIES
  For all projective period, the proportion of Cost of Product Sold (CPS) in 2003 related to Budweiser on NOR was used, which was 44%. Such percentage already includes payment of royalties to ANHEUSER BUSCH, pursuant to the company.
Values projected were taken from managing reports and multiyear budget provided by LABATT.

NET INCOME
  The Net Income projected in relation to Budweiser was obtained after deductions of depreciation and Income Tax. For depreciation the contribution to NOR was also adopted as a form of apportionment on total depreciation.
Balance sheet historical averages.
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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

10. CONCLUSION

Based on studies submitted and performed by APSIS, on reference date, May 31, 2004, market values for the purposes of purchase and sale are the following, for each category of intangible assets:

  portfolio of AMBEV’s trademarks: R$ 2,580,000,000 (two billion, five hundred and eighty million of reais);
  portfolio of LABATT CANADA’s trademarks and licensing agreements: R$ 5,329,000,000 (five billion, three hundred and twenty-nine million of reais);

Having concluded the Report RJ-173/04, comprised of 26 (twenty-six) pages typed on one side and 4 (four) attachments and made in 5 (five) original counterparts, APSIS Consultoria Empresarial S/C Ltda, CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in assets valuation, legally represented by its directors mentioned below, is available for any further explanation and clarification.

Rio de Janeiro, July 12, 2004.

ANA CRISTINA FRANÇA DE SOUZA
Director/Partner

SÉRGIO FREITAS DE SOUZA
Director

RICARDO DUARTE CARNEIRO MONTEIRO
Director/Partner

LUIZ PAULO CESAR SILVEIRA

Director

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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04

11. LIST OF ATTACHMENTS

1. AMBEV VALUING CALCULATIONS

2. LABATT CANADA VALUING CALCULATIONS

3. GLOSSARY

4. APSIS PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Vereador José Diniz, 3.300, Conj. 808	Rua São José, 90, grupo 1802
Campo Belo, CEP: 04604-006	Centro, CEP: 20010-020
Tel.: + 55 11 5543.7907 Fax: + 55 11 5041.8206	Tel.: + 55 21 2210.5073 Fax: + 55 21 2210.2959
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APSIS CONSULTORIA APPRAISAL REPORT RJ-173/04
AMBEV	Appraisal Report RJ-173/04 reference date: May 31,2004

PROJECTIONS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
BRAZIL - BEER	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

hl = hectoliter
total market (hl thousand)	85,106	88,511	92,316	93,932	95,811	97,727	99,681	101,675	103,709	105,783
Beers	85,106	88,511	92,316	93,932	95,811	97,727	99,681	101,675	103,709	105,783
growth		4.0%	4.3%	1.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
market share
Beers	67.28%	67.73%	67.99%	67.99%	67.99%	67.99%	67.99%	67.99%	67.99%	67.99%
sale (hl thousand)	57,259	59,951	62,768	63,867	65,144	66,447	67,776	69,132	70,514	71,924
Beers	57,259	59,951	62,768	63,867	65,144	66,447	67,776	69,132	70,514	71,924
sale net price (R$/hl )
Beers	$117	$122	$122	$122	$122	$122	$122	$122	$122	$122
growth		4.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

NET OPERATING REVENUE ( = ) R$ million	$6,701	$7,297	$7,640	$7,773	$7,929	$8,087	$8,249	$8,414	$8,583	$8,754
Own trademarks - contribution to NOR (%)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Brahma Family	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%
Skol Family	58.0%	58.0%	58.0%	58.0%	58.0%	58.0%	58.0%	58.0%	58.0%	58.0%
Antarctica Family	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%
Own trademarks - contribution to NOR (R$ million)	$6,701	$7,297	$7,640	$7,773	$7,929	$8,087	$8,249	$8,414	$8,583	$8,754
Brahma Family	$1,742	$1,897	$1,986	$2,021	$2,062	$2,103	$2,145	$2,188	$2,231	$2,276
Skol Family	$3,887	$4,232	$4,431	$4,509	$4,599	$4,691	$4,785	$4,880	$4,978	$5,077
Antarctica Family	$1,072	$1,167	$1,222	$1,244	$1,269	$1,294	$1,320	$1,346	$1,373	$1,401

Apsis Consultoria Empresarial	Annex 1

AMBEV	Appraisal Report RJ-173/04 reference date: May 31,2004

PROJECTIONS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
BRAZIL - soft drinks	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

hl = hectoliter
total market (hl thousand)	121,761	126,753	132,203	133,591	135,194	136,817	138,459	140,120	141,802	143,503
soft drinks	121,761	126,753	132,203	133,591	135,194	136,817	138,459	140,120	141,802	143,503
growth		4.1%	4.3%	1.0%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
market share
soft drinks	14.77%	15.77%	16.77%	16.77%	16.77%	16.77%	16.77%	16.77%	16.77%	16.77%
sale (hl thousand)	17,984	19,989	22,170	22,403	22,672	22,944	23,219	23,498	23,780	24,065
soft drinks	17,984	19,989	22,170	22,403	22,672	22,944	23,219	23,498	23,780	24,065
sale net price (R$/hl )
soft drinks	$72	$74	$74	$74	$74	$74	$74	$74	$74	$74
growth		2.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

NET OPERATING REVENUE ( = ) R$ million	$1,291	$1,471	$1,631	$1,648	$1,668	$1,688	$1,708	$1,729	$1,750	$1,771
Own trademarks - contribution to NOR (%)	62.0%	62.0%	62.0%	62.0%	62.0%	62.0%	62.0%	62.0%	62.0%	62.0%
Brahma Family	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Antarctica Family	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%
Pepsi Family	38.0%	38.0%	38.0%	38.0%	38.0%	38.0%	38.0%	38.0%	38.0%	38.0%
Own trademarks - contribution to NOR (R$ million)	$800	$912	$1,011	$1,022	$1,034	$1,047	$1,059	$1,072	$1,085	$1,098
Brahma Family	$103	$118	$131	$132	$133	$135	$137	$138	$140	$142
Antarctica Family	$697	$794	$881	$890	$901	$912	$923	$934	$945	$956

Apsis Consultoria Empresarial	Annex 1

AMBEV	Appraisal Report RJ-173/04 reference date: May 31,2004

NOR - OWN TRADEMARKS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
R$ Million	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
NOR - OWN TRADEMARKS	7,501.6	8,208.7	8,651.1	8,795.5	8,963.2	9,134.2	9,308.5	9,486.2	9,667.3	9,852.0
Brahma Family - beer	1,742.3	1,897.2	1,986.3	2,021.1	2,061.5	2,102.7	2,144.8	2,187.7	2,231.5	2,276.1
Skol Family - beer	3,886.7	4,232.1	4,431.1	4,508.6	4,598.8	4,690.7	4,784.6	4,880.3	4,977.9	5,077.4
Antarctica Family- beer	1,072.2	1,167.5	1,222.4	1,243.8	1,268.6	1,294.0	1,319.9	1,346.3	1,373.2	1,400.7
Brahma Family- sof drink	103.3	117.7	130.5	131.9	133.5	135.1	136.7	138.3	140.0	141.7
Antarctica Family- soft drink	697.1	794.2	880.9	890.1	900.8	911.6	922.6	933.6	944.8	956.2

Royalties Savings - after tax	247.6	270.9	285.5	290.3	295.8	301.4	307.2	313.0	319.0	325.1
Brahma Family- beer	57.5	62.6	65.5	66.7	68.0	69.4	70.8	72.2	73.6	75.1
Skol Family - beer	128.3	139.7	146.2	148.8	151.8	154.8	157.9	161.0	164.3	167.6
Antarctica Family- beer	35.4	38.5	40.3	41.0	41.9	42.7	43.6	44.4	45.3	46.2
Brahma Family- sof drink	3.4	3.9	4.3	4.4	4.4	4.5	4.5	4.6	4.6	4.7
Antarctica Family - soft drink	23.0	26.2	29.1	29.4	29.7	30.1	30.4	30.8	31.2	31.6

Apsis Consultoria Empresarial	Annex 1

AMBEV	Appraisal Report RJ-173/04 reference date: May 31,2004

CALCULATION OF DISCOUNT RATE (BLENDED)

CAPITAL STRUCTURE

OWN CAPITAL	70%	0.0%
THIRD PARTIES	30%	0.0%
OWN + THIRD PARTIES	100%	0.0%

COST OF NET EQUITY

RISK-FREE RATE (Rf)		3.6%
BETA d		0.68
BETA r		0.87
RISK PREMIUM (Rm - Rf)		5.3%
COUNTRY RISK (blended)		6.0%
Re (=)		14.2%

COST OF INDEBTEDNESS

RISK-FREE RATE (Rf*)		2.8%
SPECIFIC RISK (ALFA)		1.0%
COUNTRY RISK (blended)		6.0%
Rd (=)		9.8%

WACC

COST OF NET EQUITY		14.2%
COST OF INDEBTEDNESS		9.8%
DISCOUNT RATE (=)		11.9%

Apsis Consultoria Empresarial	Annex 1

AMBEV	Appraisal Report RJ-173/04 reference date: May 31,2004

TOTAL VALUE OF AMBEV'S TRADEMARKS (R$ million)

growth at perpetuity	0.5%
discount rate (p.a.)	11.9%		MARKET APPROACH

Brahma Family - beer	R$	595	570.57
Skol Family - beer	R$	1,328	895.44
Antarctica Family - beer	R$	366	368.55
Brahma Family - soft drink	R$	37	73.71
Antarctica Family - soft drink	R$	253	223.86

TOTAL VALUE OF AMBEV'S TRADEMARKS	R$	2,580	2,132.13

Apsis Consultoria Empresarial	Annex 1

LABBATT CANADA	Appraisal Report RJ-173/04 Reference Date: May 31,2004

PROJECTIONS		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
LABATT - BEER		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

hl = hectoliter
total market (hl thousand)		21,417	21,523	21,631	21,739	21,848	21,957	22,067	22,177	22,288	22,399
	beers	21,417	21,523	21,631	21,739	21,848	21,957	22,067	22,177	22,288	22,399
	growth		0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
market share
	beers	44.56%	44.53%	44.96%	44.96%	44.96%	44.96%	44.96%	44.96%	44.96%	44.96%
sale (hl thousand)		9,543	9,585	9,725	9,774	9,823	9,872	9,921	9,971	10,021	10,071
	beers	9,543	9,585	9,725	9,774	9,823	9,872	9,921	9,971	10,021	10,071
sale net price (CAD$/hl )
	beers	$210	$212	$214	$214	$214	$214	$214	$214	$214	$214
	growth		1.2%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

NET OPERATING REVENUE ( = ) CAD$ million		$2,000	$2,033	$2,082	$2,092	$2,103	$2,113	$2,124	$2,134	$2,145	$2,156

Apsis Consultoria Empresarial	Annex 2

LABBATT CANADA	Appraisal Report RJ-173/04 Reference Date: May 31,2004

PROJECTIONS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
LABATT - BEER	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Own and licensed trademarks - contribution to NOR (%)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Labatt Blue	22.8%	22.8%	22.8%	22.8%	22.8%	22.8%	22.8%	22.8%	22.8%	22.8%
Blue Light	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%
Keith's Family	5.2%	5.2%	5.2%	5.2%	5.2%	5.2%	5.2%	5.2%	5.2%	5.2%
Kokanee Family	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%
Other Domestic (own and licensed)	60.2%	60.2%	60.2%	60.2%	60.2%	60.2%	60.2%	60.2%	60.2%	60.2%
Own trademarks - contribution to NOR (CAD$ million)	$2,000	$2,033	$2,082	$2,092	$2,103	$2,113	$2,124	$2,134	$2,145	$2,156
Labatt Blue	$456	$464	$475	$477	$480	$482	$485	$487	$489	$492
Blue Light	$88	$90	$92	$92	$93	$94	$94	$94	$95	$95
Keith's Family	$105	$106	$109	$109	$110	$110	$111	$112	$112	$113
Kokanee Family	$146	$149	$152	$153	$154	$155	$155	$156	$157	$158
Other Domestic (own and licensed)	$1,205	$1,225	$1,254	$1,260	$1,267	$1,273	$1,279	$1,286	$1,292	$1,299

Apsis Consultoria Empresarial	Annex 2

LABBATT CANADA	Appraisal Report RJ-173/04 Reference Date: May 31,2004

NOR - OWN TRADEMARKS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ million	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

NOR - OWN TRADEMARKS	1475.9	1,500.2	1,535.9	1,543.5	1,551.3	1,559.0	1,566.8	1,574.6	1,582.5	1,590.4
Labatt Blue	456.4	463.9	474.9	477.3	479.7	482.1	484.5	486.9	489.4	491.8
Blue Light	88.2	89.7	91.8	92.3	92.7	93.2	93.6	94.1	94.6	95.1
Keith's Family	104.6	106.3	108.8	109.4	109.9	110.5	111.0	111.6	112.1	112.7
Kokanee Family	146.3	148.7	152.3	153.0	153.8	154.6	155.3	156.1	156.9	157.7
Other Domestic (Owned and Licensed)	680.4	691.6	708.0	711.6	715.1	718.7	722.3	725.9	729.5	733.2
Royalties Savings - after tax	48.7	49.5	50.7	50.9	51.2	51.4	51.7	52.0	52.2	52.5
Labatt Blue	15.1	15.3	15.7	15.8	15.8	15.9	16.0	16.1	16.1	16.2
Blue Light	2.9	3.0	3.0	3.0	3.1	3.1	3.1	3.1	3.1	3.1
Keith's Family	3.5	3.5	3.6	3.6	3.6	3.6	3.7	3.7	3.7	3.7
Kokanee Family	4.8	4.9	5.0	5.0	5.1	5.1	5.1	5.2	5.2	5.2
Other Domestic (Owned and Licensed)	22	23	23	23	24	24	24	24	24	24

Apsis Consultoria Empresarial	Annex 2

LABATT CANADA	Appraisal Report RJ-173/04 Reference Date: May 31,2004

INCOME STATEMENT	ANO 1	ANO 2	ANO 3	ANO 4	ANO 5	ANO 6	ANO 7	ANO 8	ANO 9	ANO 10
CAD$ million	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

NOR growth		1.6%	2.4%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%

NET OPERATING REVENUE ( = )	$524.63	$533.27	$545.95	$548.68	$551.43	$554.19	$556.96	$559.74	$562.54	$565.35

Beers	$524.63	$533.27	$545.95	$548.68	$551.43	$554.19	$556.96	$559.74	$562.54	$565.35

COST OF GOODS SOLD + ROYALTIES(-)	$(231.62)	$(235.44)	$(241.04)	$(242.24)	$(243.46)	$(244.67)	$(245.90)	$(247.13)	$(248.36)	$(249.60)

cogs (% NOR)	44%	44%	44%	44%	44%	44%	44%	44%	44%	44%

GROSS INCOME	$293.00	$297.83	$304.92	$306.44	$307.97	$309.51	$311.06	$312.62	$314.18	$315.75

OPERATING EXPENSES	$(111.16)	$(106.90)	$(105.44)	$(105.78)	$(106.12)	$(106.47)	$(106.82)	$(107.17)	$(107.52)	$(107.87)

EARNINGS BEF INT TAX DEPREC AMORT(EBITDA)	$181.85	$190.93	$199.48	$200.66	$201.85	$203.04	$204.24	$205.45	$206.66	$207.88

NON-OPERATING INCOME	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Equity additions	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Equity income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Provision for losses with affil./controlled companies	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-operating revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-operating expense	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

DEPRECIATION	$(21.43)	$(21.89)	$(21.89)	$(21.89)	$(21.89)	$(21.89)	$(21.89)	$(21.89)	$(21.89)	$(21.89)

EARNINGS BEFORE INTEREST, TAXES (EBIT)	$160.42	$169.04	$177.59	$178.77	$179.96	$181.15	$182.36	$183.56	$184.77	$185.99

Income Tax/Social Contribution	$(54.54)	$(55.78)	$(56.83)	$(57.21)	$(57.59)	$(57.97)	$(58.35)	$(58.74)	$(59.13)	$(59.52)

NET INCOME FOR THE YEAR	$105.87	$113.26	$120.76	$121.56	$122.37	$123.19	$124.00	$124.82	$125.65	$126.48

Apsis Consultoria Empresarial	Annex 2

LABATT CANADA	Appraisal Report RJ-173/04 Reference Date: May 31,2004

FREE CASH FLOW	ANO 1	ANO 2	ANO 3	ANO 4	ANO 5	ANO 6	ANO 7	ANO 8	ANO 9	ANO 10
CAD$ million	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

INS	$127.31	$135.15	$142.65	$143.45	$144.26	$145.07	$145.89	$146.71	$147.53	$148.36

NET INCOME FOR THE YEAR	$105.87	$113.26	$120.76	$121.56	$122.37	$123.19	$124.00	$124.82	$125.65	$126.48
DEPRECIATION	$21.43	$21.89	$21.89	$21.89	$21.89	$21.89	$21.89	$21.89	$21.89	$21.89

OUTS	$(27.36)	$(27.93)	$(27.94)	$(27.94)	$(27.94)	$(27.94)	$(27.94)	$(27.94)	$(27.94)	$(27.94)

FIXED ASSET INVESTMENTS	$(27.36)	$(27.93)	$(27.94)	$(27.94)	$(27.94)	$(27.94)	$(27.94)	$(27.94)	$(27.94)	$(27.94)
AMORTIZATION/FINANCINGS	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

SIMPLE BALANCE	$99.95	$107.21	$114.71	$115.52	$116.33	$117.14	$117.95	$118.77	$119.60	$120.43

WORKING CAPITAL VARIATION	$(2.94)	$(2.46)	$(1.69)	$(0.26)	$(0.27)	$(0.27)	$(0.27)	$(0.27)	$(0.27)	$(0.27)

BALANCE OF PERIOD	$97.01	$104.76	$113.02	$115.25	$116.06	$116.87	$117.69	$118.50	$119.33	$120.16

Apsis Consultoria Empresarial	Annex 2

LABBATT CANADA	Appraisal Report RJ-173/04 Reference Date: May 31,2004

CALCULATION OF DISCOUNT RATE (BLENDED)

CAPITAL STRUCTURE

OWN CAPITAL	70%	0.0%
THIRD PARTIES	30%	0.0%
OWN + THIRD PARTIES	100%	0.0%

COST OF NET EQUITY

RISK-FREE RATE (Rf)		3.6%
BETA d		0.68
BETA r		0.87
RISK PREMIUM (Rm - Rf)		5.3%
RISK CANADA		0%
Re (=)		8.2%

COST OF INDEBTEDNESS

RISK-FREE RATE (Rf*)		2.8%
SPECIFIC RISK (ALFA)		1.0%
RISK CANADA		0.0%
Rd (=)		3.8%

WACC

COST OF NET EQUITY		8.2%
COST OF INDEBTEDNESS		3.8%
DISCOUNT RATE (=)		6.5%

Apsis Consultoria Empresarial	Annex 2

LABATT CANADA	Appraisal Report RJ-173/04 Reference Date: May 31,2004

TOTAL VALUE OF LABATT´S TRADEMARKS

growth at perpetuity	0.5
discount rate (p.a.)	6.5%

		CAD$ million	R$ million
Labatt Blue		257.99	592.03
Blue Light		49.86	114.43
Keith's Family		59.12	135.67
Kokanee Family		82.71	189.80
Other Domestic (own and licensed)		1,872.34	4,296.62

TOTAL VALUE OF LABATT'S TRADEMARKS		2,322.03	5,328.55

SOURCE: CAD$1,00 =	R$	2.294780

Apsis Consultoria Empresarial	Annex 2

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	Appraisal Report RJ-174/04
Reference Date: May 31, 2004

SHARE PRICE ON 05/31/04
REAL US$ 0.849
R2 (*) 44.31%
(*) Determination Rate

SHARE PRICE ON 05/31/04
REAL US$ 8.250
R2 (*) 43.06%
(*) Determination Ratio

APSIS CONSULTORIA EMPRESARIAL	Annex 2

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	Appraisal Report RJ-174/04
Reference Date: May 31, 2004

QUINSA CLASS A		QUINSA CLASS B
QLMR LX Equity		QLMIP LX Equity
Date	Px Last	Date	Px Last

daily quotation	US$ 0.849		US$ 8.250		US$ 1.485

3 months	US$ 0.948	3 months	US$ 9.250	median	US$ 1.661

3 months	US$ 0.929	3 months	US$ 9.237	average	US$ 1.642

3 months	US$ 0.830	3 months	US$ 8.250	low	US$ 1.467

3 months	US$ 0.990	3 months	US$ 9.750	high	US$ 1.742

3 months	US$ 0.050	3 months	US$ 0.376

APSIS CONSULTORIA EMPRESARIAL	Annex 2

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	Appraisal Report RJ-174/04
Reference Date: May 31, 2004

QUISA VALUE DEFINITION

TYPE OF SHARES	# OF SHARES	3-MONTH AVERAGE PRICE	PRICE / US$ million

CLASS A	632,535,488	US$ 0.929	US$ 587

CLASSE B	59,431,883	US$ 9.237	US$ 549

TOTAL	691,967,371	US$ 1.642	US$ 1,136

AMBEV'S STOCK INTEREST VALUE DEFINITION

COMPANY AND TYPE OF SHARES	# OF SHARES	3-MONTH AVERAGE PRICE	PRICE / US$ million

DUNVEGAN CLASS A	230,920,000	US$ 0.929	US$ 214

DUNVEGAN CLASS B	12,000,000	US$ 9.237	US$ 111

NCAQ CLASS B	26,388,914	US$ 9.237	US$ 244

TOTAL AMBEV	269,308,914	US$ 2.113	US$ 569

AMBEV'S STOCK INTEREST VALUE DEFINITION

TYPE OF SHARES	# OF SHARES	AVERAGE PRICE	PRICE / R$ million

DUNVEGAN CLASS A	230,920,000	R$ 0.000	R$ 671

DUNVEGAN CLASS B	12,000,000	R$ 0.000	R$ 347

NCAQ CLASS B	26,388,914	R$ 0.000	R$ 763

		VALUE OF AMBEV'S STOCK INTEREST IN QUINSA	R$ 1,781

Fx Rate for US$ 1.00 (source: Brazilian Central Bank) R$ 3.12910

APSIS CONSULTORIA EMPRESARIAL	Annex 2

	CARRY VALUE

CBB	BUILDINGS / INSTALLATIONS	MACHINERY / EQUIPMENT	LANDS	TOTAL

105-A.C.	R$ 2,407,465	R$ 2,771	R$ 7,206,384	R$ 9,616,620	0.69%
025-Viamão	R$ 27,878,717	R$ 41,933,458	R$ 1,299,131	R$ 71,111,306	5.13%
042-Jundiai	R$ 21,175,001	R$ 29,478,647	R$ 3,334,540	R$ 53,988,188	3.90%
047-Sapucaia	R$ 10,771,513	R$ 8,506,006	R$ 578,355	R$ 19,855,874	1.43%
107-Contagem	R$ 7,507,080	R$ 4,071,929	R$ 1,590,250	R$ 13,169,259	0.95%
110-Agudos	R$ 10,702,677	R$ 23,144,240	R$ 659,712	R$ 34,506,629	2.49%
125-Curitiba	R$ 1,992,565	R$ 6,448,824	R$ 695,185	R$ 9,136,574	0.66%
140-Minas	R$ 6,233,057	R$ 22,078,253	R$ 424,332	R$ 28,735,642	2.07%
145-Nordeste	R$ 24,044,889	R$ 22,534,729	R$ 417,175	R$ 46,996,793	3.39%
012-F.Bahia	R$ 3,767,691	R$ 1,672,125	R$ 56,732	R$ 5,496,548	0.40%
205-F.A,Claras	R$ 38,031,457	R$ 5,566,692	R$ 238,000	R$ 43,836,149	3.16%
170-Navegantes	R$ 1,615,385	R$ 4,214,509	R$ 2,570,549	R$ 8,400,443	0.61%
175-Lages	R$ 19,919,412	R$ 11,652,307	R$ 1,997,312	R$ 33,569,031	2.42%
185-Nova Rio	R$ 116,750,882	R$ 32,284,723	R$ 13,639,028	R$ 162,674,633	11.74%
240-Cebrasa	R$ 7,309,318	R$ 12,788,369	R$ 6,914	R$ 20,104,601	1.45%
260-Jacareí	R$ 31,056,879	R$ 35,887,961	R$ 1,640,043	R$ 68,584,883	4.95%
410-Brasília	R$ 8,540,637	R$ 7,746,950	R$ 1,144,484	R$ 17,432,071	1.26%
415-Guarulhos	R$ 13,993,798	R$ 3,638,615	R$ 24,723,480	R$ 42,355,893	3.06%
421-Camaçari	R$ 28,079,991	R$ 26,556,314	R$ 42,092	R$ 54,678,397	3.95%
426-J.Pessoa	R$ 23,702,420	R$ 39,601,355	R$ 740,308	R$ 64,044,083	4.62%
427-SG Amarante	R$ 19,697,119	R$ 27,839,740	R$ 495,039	R$ 48,031,898	3.47%
428-Teresina	R$ 19,205,291	R$ 26,136,300	R$ 1,841,377	R$ 47,182,968	3.40%
429-Cuiabá	R$ 66,620,875	R$ 29,883,016	R$ 415,859	R$ 96,919,750	6.99%
431-Pirapora	R$ -	R$ 15,743	R$ -	R$ 15,743	0.00%
432-Manaus	R$ 17,196,818	R$ 17,578,122	R$ 4,114,803	R$ 38,889,743	2.81%
433-Belém	R$ -	R$ -	R$ -	R$ -	0.00%
434-Maués	R$ 766,205	R$ 383,575	R$ 38,869	R$ 1,188,649	0.09%
436-Aquiraz	R$ 17,351,200	R$ 8,582,412	R$ 45,996	R$ 25,979,608	1.87%
437-S.Luiz	R$ -	R$ 16,335	R$ -	R$ 16,335	0.00%
411-Jacarepaguá	R$ 80,870,499	R$ 59,159,336	R$ 12,843,774	R$ 152,873,609	11.03%
414-Goiânia	R$ 3,065,350	R$ 5,392,954	R$ 406,360	R$ 8,864,664	0.64%
502-F.Montenegro	R$ 565,683	R$ 851,483	R$ 1,581,845	R$ 2,999,011	0.22%
501-F.Estrela	R$ 786,554	R$ 1,178,175	R$ 659,349	R$ 2,624,078	0.19%
542-F.Curitiba	R$ -	R$ 58	R$ -	R$ 58	0.00%
506-F.Canoas	R$ 101,993	R$ 42,235	R$ -	R$ 144,228	0.01%
611-Paulínia	R$ 657,131	R$ 10,500,009	R$ -	R$ 11,157,140	0.81%
612-Curitibana	R$ 4,173,878	R$ 6,237,748	R$ 2,726,794	R$ 13,138,420	0.95%
817-Rib,Pires	R$ -	R$ -	R$ -	R$ -	0.00%
818-Sul	R$ -	R$ 15,684	R$ -	R$ 15,684	0.00%
820-Florian,	R$ -	R$ -	R$ -	R$ -	0.00%
952-Jaguariúna	R$ 70,145,836	R$ 51,792,650	R$ 4,392,157	R$ 126,330,643	9.12%
957-USP	R$ -	R$ 1,143,045	R$ -	R$ 1,143,045	0.08%
total	R$ 706,685,266	R$ 586,557,397	R$ 92,566,230	R$ 1,385,808,893	100.00%
	51%	42%	7%	100%

	MARKET VALUE

	CRITERION	BUILDING / INSTALLATIONS	MACHINERY / EQUIPMENT	LANDS	TOTAL

105-A.C.	CARRY VALUE	R$ 2,407,465	R$ 2,771	R$ 7,206,384	R$ 9,616,620	0.22%
025-Viamão	MARKET VALUE	R$ 54,950,000	R$ 199,192,000	R$ 1,299,131	R$ 255,441,131	5.87%
042-Jundiai	MARKET VALUE	R$ 39,392,000	R$ 90,648,000	R$ 4,893,000	R$ 134,933,000	3.10%
047-Sapucaia	MARKET VALUE	R$ 28,107,000	R$ 39,663,000	R$ 578,355	R$ 68,348,355	1.57%
107-Contagem	MARKET VALUE	R$ 11,900,000	R$ 17,060,000	R$ 4,838,000	R$ 33,798,000	0.78%
110-Agudos	MARKET VALUE	R$ 46,425,000	R$ 123,120,000	R$ 659,712	R$ 170,204,712	3.91%
125-Curitiba	MARKET VALUE	R$ 28,070,000	R$ 50,570,000	R$ 695,185	R$ 79,335,185	1.82%
140-Minas	MARKET VALUE	R$ 37,570,000	R$ 72,030,000	R$ 484,000	R$ 110,084,000	2.53%
145-Nordeste	MARKET VALUE	R$ 36,500,000	R$ 69,008,000	R$ 4,300,000	R$ 109,808,000	2.52%
012-F.Bahia	MARKET VALUE	R$ 3,767,691	R$ 1,672,125	R$ 56,732	R$ 5,496,548	0.13%
205-F.A,Claras	MARKET VALUE	R$ 48,716,000	R$ 197,841,000	R$ 650,000	R$ 247,207,000	5.68%
170-Navegantes	MARKET VALUE	R$ 1,615,385	R$ 4,214,509	R$ 2,570,549	R$ 8,400,443	0.19%
175-Lages	MARKET VALUE	R$ 43,850,000	R$ 158,512,000	R$ 1,997,312	R$ 204,359,312	4.70%
185-Nova Rio	MARKET VALUE	R$ 172,562,000	R$ 610,270,000	R$ 20,851,000	R$ 803,683,000	18.46%
240-Cebrasa	MARKET VALUE	R$ 24,610,000	R$ 12,788,369	R$ 800,000	R$ 38,198,369	0.88%
260-Jacareí	MARKET VALUE	R$ 95,304,525	R$ 344,577,128	R$ 3,500,000	R$ 443,381,653	10.19%
410-Brasília	MARKET VALUE	R$ 17,560,000	R$ 46,016,000	R$ 1,610,000	R$ 65,186,000	1.50%
415-Guarulhos	MARKET VALUE	R$ 37,193,000	R$ 97,705,000	R$ 24,723,480	R$ 159,621,480	3.67%
421-Camaçari	MARKET VALUE	R$ 35,165,000	R$ 62,872,000	R$ 3,333,000	R$ 101,370,000	2.33%
426-J.Pessoa	MARKET VALUE	R$ 49,575,000	R$ 140,235,000	R$ 675,000	R$ 190,485,000	4.38%
427-SG Amarante	MARKET VALUE	R$ 23,400,000	R$ 85,877,000	R$ 605,000	R$ 109,882,000	2.52%
428-Teresina	MARKET VALUE	R$ 19,205,291	R$ 26,136,300	R$ 1,841,377	R$ 47,182,968	1.08%
429-Cuiabá	MARKET VALUE	R$ 50,432,000	R$ 139,523,000	R$ 4,635,000	R$ 194,590,000	4.47%
431-Pirapora	MARKET VALUE	R$ -	R$ 15,743	R$ -	R$ 15,743	0.00%
432-Manaus	MARKET VALUE	R$ 31,593,000	R$ 17,578,122	R$ 18,570,000	R$ 67,741,122	1.56%
433-Belém	MARKET VALUE	R$ -	R$ -	R$ -	R$ -	0.00%
434-Maués	MARKET VALUE	R$ 766,205	R$ 383,575	R$ 38,869	R$ 1,188,649	0.03%
436-Aquiraz	MARKET VALUE	R$ 15,846,000	R$ 42,314,000	R$ 214,000	R$ 58,374,000	1.34%
437-S.Luiz	MARKET VALUE	R$ -	R$ 16,335	R$ -	R$ 16,335	0.00%
411-Jacarepaguá	MARKET VALUE	R$ 80,870,499	R$ 59,159,336	R$ 12,843,774	R$ 152,873,609	3.51%
414-Goiânia	MARKET VALUE	R$ 15,123,000	R$ 30,144,137	R$ 1,920,000	R$ 47,187,137	1.08%
502-F.Montenegro	MARKET VALUE	R$ 565,683	R$ 851,483	R$ 1,581,845	R$ 2,999,011	0.07%
501-F.Estrela	MARKET VALUE	R$ 786,554	R$ 1,178,175	R$ 659,349	R$ 2,624,078	0.06%
542-F.Curitiba	MARKET VALUE	R$ -	R$ 58	R$ -	R$ 58	0.00%
506-F.Canoas	MARKET VALUE	R$ 101,993	R$ 42,235	R$ -	R$ 144,228	0.00%
611-Paulínia	MARKET VALUE	R$ 657,131	R$ 10,500,009	R$ -	R$ 11,157,140	0.26%
612-Curitibana	MARKET VALUE	R$ 4,173,878	R$ 6,237,748	R$ 2,726,794	R$ 13,138,420	0.30%
817-Rib,Pires	MARKET VALUE	R$ -	R$ -	R$ -	R$ -	0.00%
818-Sul	MARKET VALUE	R$ -	R$ 15,684	R$ -	R$ 15,684	0.00%
820-Florian,	MARKET VALUE	R$ -	R$ -	R$ -	R$ -	0.00%
952-Jaguariúna	MARKET VALUE	R$ 105,687,000	R$ 293,266,000	R$ 4,392,157	R$ 403,345,157	9.27%
957-USP	MARKET VALUE	R$ -	R$ 1,143,045	R$ -	R$ 1,143,045	0.03%
total		R$ 1,164,448,300	R$ 3,052,378,887	R$ 135,749,004	R$ 4,352,576,191	100.00%
		27%	70%	3%

CBB	ADJUSTMENT	%

105-A.C.	R$ -	0%
025-Viamão	R$ 184,329,825	259%
042-Jundiai	R$ 80,944,812	150%
047-Sapucaia	R$ 48,492,481	244%
107-Contagem	R$ 20,628,741	157%
110-Agudos	R$ 135,698,083	393%
125-Curitiba	R$ 70,198,611	768%
140-Minas	R$ 81,348,358	283%
145-Nordeste	R$ 62,811,207	134%
012-F.Bahia	R$ -	0%
205-F.A,Claras	R$ 203,370,851	464%
170-Navegantes	R$ -	0%
175-Lages	R$ 170,790,281	509%
185-Nova Rio	R$ 641,008,367	394%
240-Cebrasa	R$ 18,093,768	90%
260-Jacareí	R$ 374,796,770	546%
410-Brasília	R$ 47,753,929	274%
415-Guarulhos	R$ 117,265,587	277%
421-Camaçari	R$ 46,691,603	85%
426-J.Pessoa	R$ 126,440,917	197%
427-SG Amarante	R$ 61,850,102	129%
428-Teresina	R$ -	0%
429-Cuiabá	R$ 97,670,250	101%
431-Pirapora	R$ -	0%
432-Manaus	R$ 28,851,379	74%
433-Belém	R$ -	N/A
434-Maués	R$ -	0%
436-Aquiraz	R$ 32,394,392	125%
437-S.Luiz	R$ -	0%
411-Jacarepaguá	R$ -	0%
414-Goiânia	R$ 38,322,472	432%
502-F.Montenegro	R$ -	0%
501-F.Estrela	R$ -	0%
542-F.Curitiba	R$ -	0%
506-F.Canoas	R$ -	0%
611-Paulínia	R$ -	0%
612-Curitibana	R$ -	0%
817-Rib,Pires	R$ -	N/A
818-Sul	R$ -	0%
820-Florian,	R$ -	N/A
952-Jaguariúna	R$ 277,014,514	219%
957-USP	R$ -	0%
total	R$ 2,966,767,298	214%

CARRY VALUE

IBA SUDESTE	BUILDINGS / INSTALLATIONS	MACHINERY / EQUIPMENT	LANDS	Total

959-Jacarepagua	R$ -	R$ -	R$ -	R$ -
841-BH	R$ -	R$ -	R$ -	R$ -
852-Bauru	R$ -	R$ 1,518	R$ -	R$ 1,518
958-Petropolis	R$ -	R$ 279,985	R$ -	R$ 279,985
961-Rib.Preto	R$ -	R$ 141,413	R$ -	R$ 141,413
544-Nv Equatorial	R$ 17,918,419	R$ 5,382,140	R$ 250,836	R$ 23,551,395
545-Nova Astra	R$ -	R$ 546,937	R$ 550,000	R$ 1,096,937
TOTAL	R$ 17,918,419	R$ 6,351,993	R$ 800,836	R$ 25,071,248
	71%	25%	3%	100%

MARKET VALUE

IBA SUDESTE	CRITERION	BUILDINGS / INSTALLATIONS	MACHINERY / EQUIPMENT	LANDS	Total

959-Jacarepagua	CARRY VALUE	R$ -	R$ -	R$ -	R$ -
841-BH	CARRY VALUE	R$ -	R$ -	R$ -	R$ -
852-Bauru	CARRY VALUE	R$ -	R$ 1,518	R$ -	R$ 1,518
958-Petropolis	CARRY VALUE	R$ -	R$ 279,985	R$ -	R$ 279,985
961-Rib.Preto	CARRY VALUE	R$ -	R$ 141,413	R$ -	R$ 141,413
544-Nv Equatorial	CARRY VALUE	R$ 17,918,419	R$ 5,382,140	R$ 250,836	R$ 23,551,395
545-Nova Astra	CARRY VALUE	R$ -	R$ 546,937	R$ 550,000	R$ 1,096,937
TOTAL		R$ 17,918,419	R$ 6,351,993	R$ 800,836	R$ 25,071,248
		71%	25%	3%	100%

IBA SUDESTE	ADJUSTMENT	%

959-Jacarepagua	R$ -	N/A
841-BH	R$ -	N/A
852-Bauru	R$ -	0.00%
958-Petropolis	R$ -	0.00%
961-Rib.Preto	R$ -	0.00%
544-Nv Equatorial	R$ -	0.00%
545-Nova Astra	R$ -	0.00%
TOTAL	R$ -	0.00%

CARRY VALUE

ACCOUNT	BUILDINGS / INSTALLATIONS	MACHINERY / EQUIPMENT	LANDS	Total

86-DISBAM	R$ 20,097	R$ -	R$ -	R$ 20,097
3-CRBS	R$ -	R$ 149,223	R$ -	R$ 149,223
3-CRBS	R$ 179,737	R$ 71,839	R$ 657,351	R$ 908,926
9-Eagle	R$ 1,372,360	R$ -	R$ 995,959	R$ 2,368,319
24-CACN	R$ 43,965,599	R$ 14,605,148	R$ 4,651,871	R$ 63,222,618
25-Frateli	R$ 748,261	R$ 27,976	R$ -	R$ 776,237
49-M.Pampa	R$ 135,869,137	R$ 38,816,127	R$ 847,289	R$ 175,532,553
53-M.Urug.	R$ 22,080,757	R$ 7,391,828	R$ 213,773	R$ 29,686,358
57-Arosuco	R$ 4,796,846	R$ 1,296,560	R$ -	R$ 6,093,406
57-Arosuco	R$ 4,462,226	R$ 17,165,712	R$ -	R$ 21,627,938
103-Cympay	R$ 30,067,548	R$ 2,691,598	R$ 2,191,636	R$ 34,950,783
105-Mar Caribe	R$ -	R$ 58,418	R$ -	R$ 58,418
117-D.Atlantico	R$ 11,593,364	R$ 30,440,948	R$ 88,382	R$ 42,122,695
118-Equador	R$ 39,993,027	R$ 107,268,677	R$ 31,700,912	R$ 178,962,616
119-Peru (Lima)	R$ -	R$ 1,946,202	R$ -	R$ 1,946,202
119-Peru (Sopro Barranca)	R$ -	R$ 15,257,945	R$ -	R$ 15,257,945
119-Peru (Barranca)	R$ -	R$ 9,718,646	R$ -	R$ 9,718,646
119-Peru (Sulana)	R$ 6,299,049	R$ 32,956,698	R$ 660,200	R$ 39,915,946
119-Peru	R$ -	R$ -	R$ 13,648,395	R$ 13,648,395
120-Embodom	R$ 13,432,113	R$ 9,231,938	R$ 30,981,460	R$ 53,645,511

MARKET VALUE

ACCOUNT	CRITERION	BUILDINGS / INSTALLATIONS	MACHINERY / EQUIPMENT	LANDS	TOTAL

86-DISBAM	CARRY VALUE	R$ 20,097	R$ -	R$ -	R$ 20,097
3-CRBS	CARRY VALUE	R$ -	R$ 149,223	R$ -	R$ 149,223
3-CRBS	CARRY VALUE	R$ 179,737	R$ 71,839	R$ 657,351	R$ 908,926
9-Eagle	CARRY VALUE	R$ 1,372,360	R$ -	R$ 995,959	R$ 2,368,319
24-CACN	MARKET VALUE	R$ 35,700,000	R$ 78,540,000	R$ 4,651,871	R$ 118,891,871
25-Frateli	CARRY VALUE	R$ 748,261	R$ 27,976	R$ -	R$ 776,237
49-M.Pampa	CARRY VALUE	R$ 135,869,137	R$ 38,816,127	R$ 847,289	R$ 175,532,553
53-M.Urug.	CARRY VALUE	R$ 22,080,757	R$ 7,391,828	R$ 213,773	R$ 29,686,358
57-Arosuco	CARRY VALUE	R$ 4,796,846	R$ 1,296,560	R$ -	R$ 6,093,406
57-Arosuco	CARRY VALUE	R$ 4,462,226	R$ 17,165,712	R$ -	R$ 21,627,938
103-Cympay	CARRY VALUE	R$ 30,067,548	R$ 2,691,598	R$ 2,191,636	R$ 34,950,783
105-Mar Caribe	CARRY VALUE	R$ -	R$ 58,418	R$ -	R$ 58,418
117-D.Atlantico	MARKET VALUE	R$ 15,735,000	R$ 59,430,000	R$ 88,382	R$ 75,253,382
118-Equador	MARKET VALUE	R$ 20,245,000	R$ 48,677,000	R$ 31,700,912	R$ 100,622,912
119-Peru (Lima)	MARKET VALUE	R$ 2,575,000	R$ 6,747,000	R$ -	R$ 9,322,000
119-Peru (Sopro Barranca)	MARKET VALUE	R$ 1,285,000	R$ 870,000	R$ -	R$ 2,155,000
119-Peru (Barranca)	MARKET VALUE	R$ 2,306,000	R$ 18,335,000	R$ -	R$ 20,641,000
119-Peru (Sulana)	MARKET VALUE	R$ 9,073,000	R$ 33,230,000	R$ 660,200	R$ 42,963,200
119-Peru	CARRY VALUE	R$ -	R$ -	R$ 13,648,395	R$ 13,648,395
120-Embodom	MARKET VALUE	R$ 13,432,113	R$ 9,231,938	R$ 30,981,460	R$ 53,645,511

ACCOUNT	ADJUSTMENT	%

86-DISBAM	R$ -	0.00%
3-CRBS	R$ -	0.00%
3-CRBS	R$ -	0.00%
9-Eagle	R$ -	0.00%
24-CACN	R$ 55,669,253	88.05%
25-Frateli	R$ -	0.00%
49-M.Pampa	R$ -	0.00%
53-M.Urug.	R$ -	0.00%
57-Arosuco	R$ -	0.00%
57-Arosuco	R$ -	0.00%
103-Cympay	R$ -	0.00%
105-Mar Caribe	R$ -	0.00%
117-D.Atlantico	R$ 33,130,688	78.65%
118-Equador	R$ (78,339,704)	-43.77%
119-Peru (Lima)	R$ 7,375,798	378.98%
119-Peru (Sopro Barranca)	R$ (13,102,945)	-85.88%
119-Peru (Barranca)	R$ 10,922,354	112.39%
119-Peru (Sulana)	R$ 3,047,253	7.63%
119-Peru	R$ -	0.00%
120-Embodom	R$ -	0.00%
AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: CERVECERIA MALTERIA PAYSANDÚ S/A - (CIMPAY)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	116.25	119.18	2.93

CURRENT ASSETS	81.30	84.23	2.93
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	34.95	34.95	0.00

INVESTMENTS	0.00	0.00	0.00

OTHERS	0.00	0.00	0.00

FIXED ASSETS	34.95	34.95	0.00

LANDS	2.19	2.19	0.00
BUILDINGS / INSTALLATIONS	30.07	30.07	0.00
MACHINERY / EQUIPMENT	2.69	2.69	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-73.45	-73.45	0.00

CURRENT LIABILITIES	-60.71	-60.71	0.00
LONG TERM LIABILITIES	-12.74	-12.74	0.00

SHAREHOLDERS' EQUITY	-43.29	-46.22	-2.93

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: ASPEN

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		88.92	75.03	-13.89

CURRENT ASSETS		11.46	11.46	0.00
LONG TERM ASSETS		18.16	18.16	0.00
PERMANENT ASSETS		59.30	45.41	-13.89

INVESTMENTS		59.30	45.41	-13.89

CYMPAY	98.249%	42.53	45.41	2.88
GOODWIL/DISCOUNTS		16.77	0.00	-16.77
OTHERS		0.00	0.00	0.00

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-237.24	-237.24	0.00

CURRENT LIABILITIES		-4.33	-4.33	0.00
LONG TERM LIABILITIES		-232.91	-232.91	0.00

SHAREHOLDERS' EQUITY		148.31	162.21	13.89

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: EMBOTELADORA DOMINICANA CXA - (EMBODOM)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	129.66	119.71	-9.95

CURRENT ASSETS	27.60	18.05	-9.54
LONG TERM ASSETS	0.76	0.50	-0.26
PERMANENT ASSETS	101.30	101.16	-0.15

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	101.16	101.16	0.00

LANDS	30.98	30.98	0.00
BUILDINGS / INSTALLATIONS	13.43	13.43	0.00
MACHINERY / EQUIPMENT	9.23	9.23	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	47.51	47.51	0.00

DEFERRED CHARGES	0.15	0.00	-0.15

LIABILITIES	-62.04	-62.04	0.00

CURRENT LIABILITIES	-39.74	-39.74	0.00
LONG TERM LIABILITIES	-22.30	-22.30	0.00

SHAREHOLDERS' EQUITY	-67.62	-57.68	9.95

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: MALTERIA URUGUAY S.A. - (MUSA)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	154.56	142.55	-12.01

CURRENT ASSETS	124.26	112.48	-11.78
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	30.30	30.07	-0.23

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	30.07	30.07	0.00

LANDS	0.21	0.21	0.00
BUILDINGS / INSTALLATIONS	22.08	22.08	0.00
MACHINERY / EQUIPMENT	7.39	7.39	0.00
INTANGIBLE ASSETS	0.38	0.38	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.23	0.00	-0.23

LIABILITIES	-104.32	-104.32	0.00

CURRENT LIABILITIES	-100.80	-100.80	0.00
LONG TERM LIABILITIES	-3.52	-3.52	0.00

SHAREHOLDERS' EQUITY	-50.24	-38.23	12.01

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: MALTERIA PAMPA S.A. - (PAMPA)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		417.37	403.47	-13.90

CURRENT ASSETS		157.12	162.82	5.70
LONG TERM ASSETS		21.20	13.91	-7.29
PERMANENT ASSETS		239.05	226.74	-12.31

INVESTMENTS		50.53	38.23	-12.30

MUSA	100.0000%	50.24	38.23	-12.01
OTHERS		0.29	0.00	-0.29

FIXED ASSETS		188.52	188.52	0.00

LANDS		0.85	0.85	0.00
BUILDINGS / INSTALLATIONS		135.87	135.87	0.00
MACHINERY / EQUIPMENT		38.82	38.82	0.00
INTANGIBLE ASSETS		3.99	3.99	0.00
OTHERS		8.99	8.99	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-191.05	-191.05	0.00

CURRENT LIABILITIES		-183.87	-183.87	0.00
LONG TERM LIABILITIES		-7.17	-7.17	0.00

SHAREHOLDERS' EQUITY		-226.33	-212.43	13.90

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: MAR CARIBE

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	114.07	113.32	-0.75

CURRENT ASSETS	112.33	111.72	-0.61
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	1.74	1.59	-0.14

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	1.59	1.59	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.00	0.00	0.00
MACHINERY / EQUIPMENT	0.06	0.06	0.00
INTANGIBLE ASSETS	0.02	0.02	0.00
OTHERS	1.51	1.51	0.00

DEFERRED CHARGES	0.14	0.00	-0.14

LIABILITIES	-125.91	-125.91	0.00

CURRENT LIABILITIES	-125.75	-125.75	0.00
LONG TERM LIABILITIES	-0.16	-0.16	0.00

SHAREHOLDERS' EQUITY	11.84	12.59	0.75

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: C.A. CERVECERA NACIONAL - (CACN)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		167.16	204.38	37.23

CURRENT ASSETS		50.24	43.83	-6.41
LONG TERM ASSETS		0.70	0.70	0.00
PERMANENT ASSETS		116.21	159.85	43.63

INVESTMENTS		-12.78	-12.59	0.19

MAR CARIBE	100.00%	-12.78	-12.59	0.19
OTHERS		0.00	0.00	0.00

FIXED ASSETS		116.77	172.44	55.67

LANDS		4.65	4.65	0.00
BUILDINGS / INSTALLATIONS		43.97	35.70	-8.27
MACHINERY / EQUIPMENT		14.61	78.54	63.93
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		53.55	53.55	0.00

DEFERRED CHARGES		12.23	0.00	-12.23

LIABILITIES		-173.29	-173.29	0.00

CURRENT LIABILITIES		-170.09	-170.09	0.00
LONG TERM LIABILITIES		-3.20	-3.20	0.00

SHAREHOLDERS' EQUITY		6.13	-31.09	-37.23

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: IND. DEL ATLÂNTICO S.A. (DEL ATLANTICO)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	142.28	154.79	12.51

CURRENT ASSETS	45.05	42.27	-2.78
LONG TERM ASSETS	0.10	0.10	0.00
PERMANENT ASSETS	97.12	112.42	15.30

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	79.29	112.42	33.13

LANDS	0.09	0.09	0.00
BUILDINGS / INSTALLATIONS	11.59	15.74	4.14
MACHINERY / EQUIPMENT	30.44	59.43	28.99
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	37.16	37.16	0.00

DEFERRED CHARGES	17.83	0.00	-17.83

LIABILITIES	-78.50	-78.50	0.00

CURRENT LIABILITIES	-78.50	-78.50	0.00
LONG TERM LIABILITIES	0.00	0.00	0.00

SHAREHOLDERS' EQUITY	-63.78	-76.29	-12.51

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: UBL

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		0.28	36.88	36.60

CURRENT ASSETS		6.29	6.29	0.00
LONG TERM ASSETS		0.00	0.00	0.00
PERMANENT ASSETS		-6.01	30.59	36.60

INVESTMENTS		-6.01	30.59	36.60

CACN	98.39%	-6.01	30.59	36.60
OTHERS		0.00	0.00	0.00

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		0.00	0.00	0.00

CURRENT LIABILITIES		0.00	0.00	0.00
LONG TERM LIABILITIES		0.00	0.00	0.00

SHAREHOLDERS' EQUITY		-0.28	-36.88	-36.60

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: CERVECERIA SURAMERICANA - (AMBEV EQUADOR)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	194.41	115.50	-78.91

CURRENT ASSETS	10.00	9.43	-0.57
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	184.40	106.06	-78.34

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	184.40	106.06	-78.34

LANDS	31.70	31.70	0.00
BUILDINGS / INSTALLATIONS	39.99	20.25	-19.75
MACHINERY / EQUIPMENT	107.27	48.68	-58.59
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	5.44	5.44	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-46.73	-46.73	0.00

CURRENT LIABILITIES	-16.64	-16.64	0.00
LONG TERM LIABILITIES	-30.09	-30.09	0.00

SHAREHOLDERS' EQUITY	-147.68	-68.77	78.91

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: CONPAÑIA CERVECERA AMBEV PERU S.A.C. - (AMBEV PERU)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	222.90	217.17	-5.74

CURRENT ASSETS	77.56	70.53	-7.03
LONG TERM ASSETS	3.06	3.06	0.00
PERMANENT ASSETS	142.28	143.58	1.29

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	135.34	143.58	8.24

LANDS	14.31	14.31	0.00
BUILDINGS / INSTALLATIONS	6.30	15.24	8.94
MACHINERY / EQUIPMENT	59.88	59.18	-0.70
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	54.84	54.84	0.00

DEFERRED CHARGES	6.95	0.00	-6.95

LIABILITIES	-218.76	-218.76	0.00

CURRENT LIABILITIES	-218.15	-218.15	0.00
LONG TERM LIABILITIES	-0.61	-0.61	0.00

SHAREHOLDERS' EQUITY	-4.14	1.60	5.74

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: MONTHIERS S.A., URUGUAI - (MONTHIERS)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		4,013.97	3,780.47	-233.50

CURRENT ASSETS		2,199.85	2,198.29	-1.56
LONG TERM ASSETS		1,370.02	1,357.41	-12.61
PERMANENT ASSETS		444.09	224.77	-219.32

INVESTMENTS		444.09	224.77	-219.32

AMBEV EQUADOR	80.0000%	118.14	55.01	-63.13
AMBEV PERU	100.0000%	4.14	-1.60	-5.74
EMBODOM	51.0216%	34.49	29.43	-5.06
IND.DEL ATLÂNTICO S.A.	50.0000%	31.89	38.15	6.26
PAMPA	40.0000%	90.53	84.97	-5.56
UBL	51.0000%	0.14	18.81	18.67
GOODWILL/DISCOUNTS		164.76	0.00	-164.76
OTHERS		0.00	0.00	0.00

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-63.16	-63.16	0.00

CURRENT LIABILITIES		-63.16	-63.16	0.00
LONG TERM LIABILITIES		0.00	0.00	0.00

SHAREHOLDERS' EQUITY		-3,950.81	-3,717.31	233.50

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: JALUA

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		4,703.03	4,469.54	-233.50

CURRENT ASSETS		8.86	8.86	0.00
LONG TERM ASSETS		743.36	743.36	0.00
PERMANENT ASSETS		3,950.81	3,717.31	-233.50

INVESTMENTS		3,950.81	3,717.31	-233.50

MONTHIERS	100.0000%	3,950.81	3,717.31	-233.50
OTHERS		0.00	0.00	0.00

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-695.16	-695.16	0.00

CURRENT LIABILITIES		-0.37	-0.37	0.00
LONG TERM LIABILITIES		-694.79	-694.79	0.00

SHAREHOLDERS' EQUITY		-4,007.87	-3,774.37	233.50

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: BRAHMACO

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	279.34	278.23	-1.11

CURRENT ASSETS	1.62	0.50	-1.11
LONG TERM ASSETS	277.73	277.73	0.00
PERMANENT ASSETS	0.00	0.00	0.00

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	0.00	0.00	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.00	0.00	0.00
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-276.19	-276.19	0.00

CURRENT LIABILITIES	0.00	0.00	0.00
LONG TERM LIABILITIES	-276.19	-276.19	0.00

SHAREHOLDERS' EQUITY	-3.15	-2.04	1.11

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: EAGLE DISTRIBUIDORA DE BEBIDAS S/A - (EAGLE)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		3,930.20	3,659.88	-270.32

CURRENT ASSETS		2.21	-0.15	-2.36
LONG TERM ASSETS		60.56	43.37	-17.19
PERMANENT ASSETS		3,867.43	3,616.67	-250.76

INVESTMENTS		3,862.82	3,614.29	-248.53

ASPEN	100.0000%	-148.31	-162.21	-13.89
BRAHMACO	100.0000%	3.15	2.04	-1.11
IBA SE	0.0071%	0.10	0.10	-0.01
JALUA SPAIN	100.0000%	4,007.87	3,774.37	-233.50
OTHERS		0.00	-0.02	-0.02

FIXED ASSETS		2.38	2.38	0.00

LANDS		1.00	1.00	0.00
BUILDINGS / INSTALLATIONS		1.37	1.37	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.01	0.01	0.00

DEFERRED CHARGES		2.24	0.00	-2.24

LIABILITIES		-875.98	-875.98	0.00

CURRENT LIABILITIES		-868.41	-868.41	0.00
LONG TERM LIABILITIES		-7.57	-7.57	0.00

SHAREHOLDERS' EQUITY		-3,054.24	-2,783.92	270.32

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: DUNVEGAN S.A., URUGUAI - (DUNVEGAN)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		2,344.94	1,904.27	-440.67

CURRENT ASSETS		505.57	505.55	-0.02
LONG TERM ASSETS		236.97	236.97	0.00
PERMANENT ASSETS		1,602.40	1,161.76	-440.65

INVESTMENTS		1,602.40	1,161.76	-440.65

QIB	7.05%	143.86	143.86	0.00
QUINSA	35.11%	511.64	1,017.90	506.26
GOODWILL / DISCOUNTS		946.91	0.00	-946.91
OTHERS		0.00	0.00	0.00

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-1,107.16	-1,107.16	0.00

CURRENT LIABILITIES		-110.55	-110.55	0.00
LONG TERM LIABILITIES		-996.61	-996.61	0.00

SHAREHOLDERS' EQUITY		-1,237.79	-797.12	440.67

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: NCAQ SOCIEDAD COLETIVA, URUGUAI - (NCAQ)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		341.35	762.70	421.35

CURRENT ASSETS		0.00	0.00	0.00
LONG TERM ASSETS		0.00	0.00	0.00
PERMANENT ASSETS		341.35	762.70	421.35

INVESTMENTS		341.35	762.70	421.35

QUINSA	3.8136%	384.75	762.70	377.96
GOODWILL/DISCOUNTS		-43.39	0.00	43.39

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-0.43	-0.43	0.00

CURRENT LIABILITIES		0.00	0.00	0.00
LONG TERM LIABILITIES		-0.43	-0.43	0.00

SHAREHOLDERS' EQUITY		-340.92	-762.27	-421.35

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: HOHNECK S.A., ARGENTINA - (HOHNECK)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		1,237.79	797.12	-440.67

CURRENT ASSETS		0.00	0.00	0.00
LONG TERM ASSETS		0.00	0.00	0.00
PERMANENT ASSETS		1,237.79	797.12	-440.67

INVESTMENTS		1,237.79	797.12	-440.67

DUNVEGAN	100.0%	1,237.79	797.12	-440.67
OTHERS		0.00	0.00	0.00

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-0.75	-0.75	0.00

CURRENT LIABILITIES		0.00	0.00	0.00
LONG TERM LIABILITIES		-0.75	-0.75	0.00

SHAREHOLDERS' EQUITY		-1,237.04	-796.37	440.67

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: LAMBIC HOLDING S.A., Argentina - (LAMBIC)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		340.92	762.27	421.35

CURRENT ASSETS		0.00	0.00	0.00
LONG TERM ASSETS		0.00	0.00	0.00
PERMANENT ASSETS		340.92	762.27	421.35

INVESTMENTS		340.92	762.27	421.35

NCAQ	100.00%	340.92	762.27	421.35

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-20.32	-20.32	0.00

CURRENT LIABILITIES		0.00	0.00	0.00
LONG TERM LIABILITIES		-20.32	-20.32	0.00

SHAREHOLDERS' EQUITY		-320.60	-741.95	-421.35

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: DAHLEN S.A., URUGUAI - (DAHLEN)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	57.58	57.58	0.00

CURRENT ASSETS	57.58	57.58	0.00
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	0.00	0.00	0.00

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	0.00	0.00	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.00	0.00	0.00
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-33.95	-33.95	0.00

CURRENT LIABILITIES	-0.10	-0.10	0.00
LONG TERM LIABILITIES	-33.86	-33.86	0.00

SHAREHOLDERS' EQUITY	-23.63	-23.63	0.00

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: BSA BEBIDAS LTDA - (BSA)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	12.34	8.40	-3.94

CURRENT ASSETS	0.52	0.36	-0.15
LONG TERM ASSETS	11.82	8.04	-3.79
PERMANENT ASSETS	0.00	0.00	0.00

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	0.00	0.00	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.00	0.00	0.00
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-2.08	-2.08	0.00

CURRENT LIABILITIES	-0.03	-0.03	0.00
LONG TERM LIABILITIES	-2.05	-2.05	0.00

SHAREHOLDERS' EQUITY	-10.27	-6.33	3.94

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: PEPSI COLA ENGARRAFADORA LTDA. - (PEPSI)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	280.05	197.24	-82.81

CURRENT ASSETS	11.33	10.30	-1.03
LONG TERM ASSETS	268.72	186.94	-81.78
PERMANENT ASSETS	0.00	0.00	0.00

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	0.00	0.00	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-56.63	-56.63	0.00

CURRENT LIABILITIES	-0.07	-0.07	0.00
LONG TERM LIABILITIES	-56.56	-56.56	0.00

SHAREHOLDERS' EQUITY	-223.42	-140.61	82.81

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: CRBS S/A

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		243.21	212.01	-31.20

CURRENT ASSETS		128.07	127.07	-1.00
LONG TERM ASSETS		109.20	81.20	-28.00
PERMANENT ASSETS		5.95	3.75	-2.20

INVESTMENTS		4.83	2.69	-2.14

IBA SE	0.1932%	2.83	2.69	-0.14
OTHERS		2.00	0.00	-2.00

FIXED ASSETS		1.06	1.06	0.00

LANDS		0.66	0.66	0.00
BUILDINGS / INSTALLATIONS		0.18	0.18	0.00
MACHINERY / EQUIPMENT		0.22	0.22	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.06	0.00	-0.06

LIABILITIES		-45.23	-45.23	0.00

CURRENT LIABILITIES		-4.04	-4.04	0.00
LONG TERM LIABILITIES		-41.19	-41.19	0.00

SHAREHOLDERS' EQUITY		-197.98	-166.79	31.20

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: AROSUCO AROMAS E SUCOS LTDA - (AROSUCO)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	364.63	359.15	-5.48

CURRENT ASSETS	27.83	25.82	-2.02
LONG TERM ASSETS	305.35	305.24	-0.11
PERMANENT ASSETS	31.44	28.10	-3.35

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	28.10	28.10	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	9.26	9.26	0.00
MACHINERY / EQUIPMENT	18.46	18.46	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.38	0.38	0.00

DEFERRED CHARGES	3.35	0.00	-3.35

LIABILITIES	-44.43	-44.43	0.00

CURRENT LIABILITIES	-44.12	-44.12	0.00
LONG TERM LIABILITIES	-0.31	-0.31	0.00

SHAREHOLDERS' EQUITY	-320.20	-314.72	5.48

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: CERVEJARIA MIRANDA CORRÊA S/A

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	5.61	3.98	-1.63

CURRENT ASSETS	0.10	0.08	-0.01
LONG TERM ASSETS	5.45	3.89	-1.55
PERMANENT ASSETS	0.00	-0.07	-0.07

INVESTMENTS	0.00	-0.07	-0.07

OTHERS	0.00	-0.07	-0.07

FIXED ASSETS	0.00	0.00	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.00	0.00	0.00
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-1.63	-1.63	0.00

CURRENT LIABILITIES	0.00	0.00	0.00
LONG TERM LIABILITIES	-1.62	-1.62	0.00

SHAREHOLDERS' EQUITY	-3.99	-2.36	1.63

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: ITB

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	7.55	5.73	-1.82

CURRENT ASSETS	0.32	0.23	-0.09
LONG TERM ASSETS	6.18	5.50	-0.68
PERMANENT ASSETS	1.04	0.00	-1.04

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	0.00	0.00	0.00

OTHERS	0.00	0.00	0.00

DEFERRED ASSETS	1.04	0.00	-1.04

LIABILITIES	-11.14	-11.14	0.00

CURRENT LIABILITIES	-0.01	-0.01	0.00
LONG TERM LIABILITIES	-11.13	-11.13	0.00

SHAREHOLDERS' EQUITY	3.59	5.41	1.82

Note: This balance sheet represents, as per the proportional method, as provided by Ambev, 50% of ITB's total balance sheet.

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: FRATELLI VITA BEBIDAS LTDA

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	139.21	120.60	-18.61

CURRENT ASSETS	31.57	30.77	-0.80
LONG TERM ASSETS	98.88	87.75	-11.12
PERMANENT ASSETS	8.76	2.07	-6.69

INVESTMENTS	-3.59	-3.59	0.00

OTHERS	-3.59	-3.59	0.00

FIXED ASSETS	12.35	5.66	-6.68

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.75	0.75	0.00
MACHINERY / EQUIPMENT	0.03	0.03	0.00
INTANGIBLE ASSETS	9.41	2.72	-6.68
OTHERS	2.16	2.16	0.00

DEFERRED CHARGES	0.01	0.00	-0.01

LIABILITIES	-119.88	-119.88	0.00

CURRENT LIABILITIES	-7.69	-7.69	0.00
LONG TERM LIABILITIES	-112.19	-112.19	0.00

SHAREHOLDERS' EQUITY	-19.33	-0.72	18.61

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: DISTRIBUIDORA DE BEBIDAS ANTARCTICA DE MANAUS LTDA - (DISBAM)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	29.32	27.50	-1.82

CURRENT ASSETS	4.14	3.80	-0.35
LONG TERM ASSETS	24.15	23.20	-0.95
PERMANENT ASSETS	1.02	0.50	-0.52

INVESTMENTS	0.52	0.00	-0.52

OTHERS	0.52	0.00	-0.52

FIXED ASSETS	0.50	0.50	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.02	0.02	0.00
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.05	0.05	0.00
OTHERS	0.43	0.43	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-11.21	-11.21	0.00

WORKING LIABILITIES	-3.20	-3.20	0.00
LONG TERM LIABILITIES	-8.01	-8.01	0.00

SHAREHOLDERS' EQUITY	-18.11	-16.29	1.82

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: MORENA DISTRIBUIDORA DE BEBIDAS LTDA

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	0.79	0.79	0.00

CURRENT ASSETS	0.60	0.60	0.00
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	0.20	0.20	0.00

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	0.20	0.20	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.00	0.00	0.00
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.20	0.20	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	-3.66	-3.66	0.00

CURRENT LIABILITIES	-3.66	-3.66	0.00
LONG TERM LIABILITIES	0.00	0.00	0.00

SHAREHOLDERS' EQUITY	2.87	2.87	0.00

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: TRANSPORTADORA LIZAR LTDA - (LIZAR)

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	0.05	0.50	0.46

CURRENT ASSETS	0.51	0.51	0.00
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	-0.46	-0.01	0.46

INVESTMENTS	0.00	-0.01	-0.01

OTHERS	0.00	-0.01	-0.01

FIXED ASSETS	-0.50	0.00	0.50

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	-0.50	0.00	0.50
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.04	0.00	-0.04

LIABILITIES	0.57	0.57	0.00

CURRENT LIABILITIES	0.00	0.00	0.00
LONG TERM LIABILITIES	0.57	0.57	0.00

SHAREHOLDERS' EQUITY	-0.62	-1.08	-0.46

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: INDÚSTRIA DE BEBIDAS ANTARCTICA DO SUDESTE S/A - (IBA SUDESTE)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		1,631.21	1,560.14	-71.07

CURRENT ASSETS		287.91	283.19	-4.72
LONG TERM ASSETS		1,288.53	1,231.45	-57.08
PERMANENT ASSETS		54.77	45.50	-9.27

INVESTMENTS		16.48	13.72	-2.76

DISBAM	99.55%	18.03	16.22	-1.81
LIZAR	35.45%	0.22	0.38	0.16
MORENA	100.00%	-2.87	-2.87	0.00
OTHERS		1.10	0.00	-1.10

FIXED ASSETS		38.27	31.77	-6.50

LANDS		0.80	0.80	0.00
BUILDINGS / INSTALLATIONS		17.92	17.92	0.00
MACHINERY / EQUIPMENT		6.35	6.35	0.00
INTANGIBLE ASSETS		6.65	0.15	-6.50
OTHERS		6.55	6.55	0.00

DEFERRED CHARGES		0.01	0.00	-0.01

LIABILITIES		-168.28	-168.28	0.00

CURRENT LIABILITIES		-27.37	-27.37	0.00
LONG TERM LIABILITIES		-140.90	-140.90	0.00

SHAREHOLDERS' EQUITY		-1,462.93	-1,391.86	71.07

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: ANTARCTICA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA - (ANEP)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		347.55	327.33	-20.23

CURRENT ASSETS		1.16	0.83	-0.34
LONG TERM ASSETS		12.34	9.25	-3.09
PERMANENT ASSETS		334.04	317.25	-16.79

INVESTMENTS		334.04	317.25	-16.79

DISBAM	0.45%	0.08	0.07	-0.01
IBA SE	22.79%	333.37	317.18	-16.19
OTHERS		0.59	0.00	-0.59

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-0.84	-0.84	0.00

CURRENT LIABILITIES		-0.01	-0.01	0.00
LONG TERM LIABILITIES		-0.83	-0.83	0.00

SHAREHOLDERS' EQUITY		-346.71	-326.48	20.23

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: CERVEJARIAS REUNIDAS SKOL-CARACÚ S/A - (SKOL)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		783.71	512.77	-270.93

CURRENT ASSETS		0.15	0.13	-0.02
LONG TERM ASSETS		168.52	115.75	-52.77
PERMANENT ASSETS		615.03	396.89	-218.14

INVESTMENTS		615.03	396.89	-218.14

AROSUCO	0.2976%	0.95	0.94	-0.02
EAGLE	0.0396%	1.21	1.10	-0.11
HOHNEK	49.3082%	609.96	392.68	-217.28
IBA SE	0.1057%	1.55	1.47	-0.08
PEPSI ENG	0.5010%	1.12	0.70	-0.41
OTHERS		0.24	0.00	-0.24

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		0.00	0.00	0.00

LIABILITIES		-59.06	-59.06	0.00

CURRENT LIABILITIES		-2.16	-2.16	0.00
LONG TERM LIABILITIES		-56.89	-56.89	0.00

SHAREHOLDERS' EQUITY		-724.65	-453.72	270.93

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: AGREGA INTELIGÊNCIA EM COMPRAS LTDA

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	0.91	0.62	-0.29

CURRENT ASSETS	0.40	0.39	0.00
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	0.51	0.22	-0.29

INVESTMENTS	0.00	0.00	0.00

FIXED ASSETS	0.22	0.22	0.00

OTHERS	0.22	0.22	0.00

DEFERRED ASSETS	0.29	0.00	-0.29

LIABILITIES	-1.29	-1.29	0.00

CURRENT LIABILITIES	-1.29	-1.29	0.00
LONG TERM LIABILITIES	0.00	0.00	0.00

SHAREHOLDERS' EQUITY	0.38	0.67	0.29

Note: This balance sheet represents, as per the proportional method, as provided by Ambev, 50% of Agrega's total balance sheet.

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: COMPANHIA BRASILEIRA DE BEBIDAS - (CBB)

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		15,682.66	19,256.58	3,573.92

CURRENT ASSETS		3,642.66	3,415.44	-227.22
LONG TERM ASSETS		2,565.18	2,116.66	-448.52
PERMANENT ASSETS		9,474.81	13,724.47	4,249.66

INVESTMENTS		6,844.27	6,137.32	-706.95

ANEP	100.0000%	346.71	326.48	-20.23
BSA	100.0000%	10.27	6.33	-3.94
CRBS	99.6514%	197.29	166.21	-31.09
DAHLEN	100.0000%	23.63	23.63	0.00
EAGLE	99.9604%	3,053.03	2,782.82	-270.21
FRATELLI	100.0000%	19.33	0.72	-18.61
HOHNEK	50.6909%	627.07	403.69	-223.38
IBA SE	76.2155%	1,114.98	1,060.81	-54.17
(*) ITB	50.0000%	0.00	-5.41	-5.41
JALUA SPAIN	0.0010%	0.00	0.04	0.04
LAMBIC S.A.	87.3300%	279.98	647.95	367.96
LIZAR	64.5501%	0.40	0.70	0.29
MIR CORREA	100.0000%	3.99	2.36	-1.63
PAMPA	60.0000%	135.80	127.46	-8.34
PEPSI ENG	99.4990%	222.30	139.91	-82.40
SKOL	99.9628%	724.38	453.55	-270.83
GOODWILL/DISCOUNTS		70.72	0.00	-70.72
OTHERS		14.40	0.10	-14.30

FIXED ASSETS		2,538.36	7,587.15	5,048.80

LANDS		92.57	135.75	43.18
BUILDINGS / INSTALLATIONS		706.69	1,164.45	457.76
MACHINERY / EQUIPMENT		586.56	3,052.38	2,465.82
INTANGIBLE ASSETS		527.92	2,609.95	2,082.03
OTHERS		624.63	624.63	0.00

DEFERRED CHARGES		92.19	0.00	-92.19

LIABILITIES		-10,309.86	-10,309.86	0.00

WORKING LIABILITIES		-3,069.39	-3,069.39	0.00
LONG TERM LIABILITIES		-7,240.47	-7,240.47	0.00

SHAREHOLDERS' EQUITY		-5,372.80	-8,946.72	-3,573.92

* Its controlling stake already considers stock interest

APSIS CONSULTORIA EMPRESARIAL	Annex 04

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: AMBEV - CIA DE BEBIDAS DAS AMÉRICAS

RELEVANT ACCOUNTS		AMOUNT ( R$ MILLION )

		CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS		6,910.62	9,959.70	3,049.08

CURRENT ASSETS		235.39	226.27	-9.12
LONG TERM ASSETS		555.14	473.60	-81.54
PERMANENT ASSETS		6,119.99	9,259.83	3,139.74

INVESTMENTS		6,086.33	9,259.83	3,173.50

(*) AGREGA	50.0000%	-0.38	-0.67	-0.29
HOHNEK	0.0009%	0.01	0.01	0.00
CBB	100.0000%	5,483.89	8,946.72	3,462.83
AROSUCO	99.7024%	319.25	313.78	-5.46
GOODWILL /DISCOUNTS		283.57	0.00	-283.57
OTHERS		0.00	0.00	-0.11

FIXED ASSETS		0.00	0.00	0.00

LANDS		0.00	0.00	0.00
BUILDINGS / INSTALLATIONS		0.00	0.00	0.00
MACHINERY / EQUIPMENT		0.00	0.00	0.00
INTANGIBLE ASSETS		0.00	0.00	0.00
OTHERS		0.00	0.00	0.00

DEFERRED CHARGES		33.65	0.00	-33.65

LIABILITIES		-2,399.74	-3,064.59	-664.85

CURRENT LIABILITIES		-186.17	-186.17	0.00
LONG TERM LIABILITIES		-2,213.57	-2,878.42	-664.85

SHAREHOLDERS' EQUITY		-4,510.88	-6,895.11	-2,384.23

APSIS CONSULTORIA EMPRESARIAL	Annex 04

LABATT CANADA	Appraisal Report RJ-174/04
Reference Date: May 31, 2004

PLANTS	capacity (hl mil)	CAD$ thousand	R$ thousand

London	2,814	$137,794	R$ 316,520
Toronto	2,074	$110,499	R$ 253,822
Montreal	4,165	$177,120	R$ 406,855
St. John's	509	$17,608	R$ 40,447
Halifax	1,241	$69,425	R$ 159,473
Edmonton	1,310	$90,246	R$ 207,299
Creston	1,117	$30,457	R$ 69,962
New Westminster	1,213	$75,724	R$ 173,941

	14,443	$708,871	R$ 1,628,319

CAD$ 1,00 =	R$ 2.297060
Source:	Brazilian Central Bank

APSIS CONSULTORIA EMPRESARIAL	Annex 05

LABATT CANADA	Appraisal Report RJ-174/04
Reference Date: May 31, 2004

Industrial Plants		(CAD$)	(R$)

London
	Land	$950,000	R$ 2,182,207
	Buildings	$24,400,000	R$ 56,048,264
	Brewing / Fermenting / Maturation / Aging / Etc.	$57,340,000	R$ 131,713,420
	Bottling / Canning	$39,191,500	R$ 90,025,227
	Powerhouse/Ammonia	$12,700,000	R$ 29,172,662
	Lab., Furniture, Computers, etc.	$3,212,000	R$ 7,378,157

	Sub-total:	$137,793,500	R$ 316,519,937
Toronto
	Land	$16,335,000	R$ 37,522,475
	Buildings	$15,500,000	R$ 35,604,430
	Brewing / Fermenting / Maturation / Aging / Etc.	$41,724,000	R$ 95,842,531
	Bottling / Canning / Kegs	$19,392,500	R$ 44,545,736
	Powerhouse/Ammonia	$9,900,000	R$ 22,740,894
	Fleet	$5,000,000	R$ 11,485,300
	Lab., Furniture, Computers, etc.	$2,647,000	R$ 6,080,318

	Subtotal:	$110,498,500	R$ 253,821,684
Montreal
	Land	$5,340,000	R$ 12,266,300
	Buildings	$22,200,000	R$ 50,994,732
	Brewing / Fermenting / Maturation / Aging / Etc.	$76,350,000	R$ 175,380,531
	Bottling / Canning / Kegs	$38,880,000	R$ 89,309,693
	Powerhouse/Ammonia/W.T.	$13,600,000	R$ 31,240,016
	Fleet	$16,600,000	R$ 38,131,196
	Lab., Furniture, Computers, etc.	$4,150,000	R$ 9,532,799

	Subtotal:	$177,120,000	R$ 406,855,267
St. John's
	Land	$620,000	R$ 1,424,177
	Buildings	$2,900,000	R$ 6,661,474
	Brewing / Fermenting / Maturation / Aging / Etc.	$9,400,000	R$ 21,592,364
	Bottling / Canning	$3,160,000	R$ 7,258,710
	Powerhouse/Ammonia	$1,400,000	R$ 3,215,884
	Lab., Furniture, Computers, etc.	$128,000	R$ 294,024

	Subtotal:	$17,608,000	R$ 40,446,632
Halifax
	Land	$2,300,000	R$ 5,283,238
	Buildings	$7,300,000	R$ 16,768,538
	Brewing / Fermenting / Maturation / Aging / Etc.	$40,300,000	R$ 92,571,518
	Bottling / Canning / Kegs	$14,125,000	R$ 32,445,973
	Powerhouse/Ammonia	$4,500,000	R$ 10,336,770
	Lab., Furniture, Computers, etc.	$900,000	R$ 2,067,354

	Subtotal:	$69,425,000	R$ 159,473,391
Edmonton
	Land	$7,275,000	R$ 16,711,112
	Buildings	$8,300,000	R$ 19,065,598
	Brewing / Fermenting / Maturation / Aging / Etc.	$46,700,000	R$ 107,272,702
	Bottling / Canning	$17,470,500	R$ 40,130,787
	Powerhouse/Ammonia	$9,300,000	R$ 21,362,658
	Lab., Furniture, Computers, etc.	$1,200,000	R$ 2,756,472

	Subtotal:	$90,245,500	R$ 207,299,328
Creston
	Land	$200,000	R$ 459,412
	Buildings	$3,800,000	R$ 8,728,828
	Brewing / Fermenting / Maturation / Aging / Etc.	$14,360,000	R$ 32,985,782
	Bottling / Canning / Kegs	$8,227,000	R$ 18,897,913
	Powerhouse/Ammonia	$3,100,000	R$ 7,120,886
	Lab., Furniture, Computers, etc.	$770,000	R$ 1,768,736

	Subtotal:	$30,457,000	R$ 69,961,556
New Westminster
	Land	$3,900,000	R$ 8,958,534
	Buildings	$11,600,000	R$ 26,645,896
	Brewing / Fermenting / Maturation / Aging / Etc.	$35,400,000	R$ 81,315,924
	Bottling / Canning / Keg	$14,343,500	R$ 32,947,880
	Powerhouse/Ammonia	$9,400,000	R$ 21,592,364
	Lab., Furniture, Computers, etc.	$1,080,000	R$ 2,480,825

		$75,723,500	R$ 173,941,423

	Subtotal:	$708,871,000	R$ 1,628,319,219

APSIS CONSULTORIA EMPRESARIAL	Annex 05

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: LABATT CANADA

RELEVANT ACCOUNTS	AMOUNT ( CAD MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	1,153.91	3,481.27	2,327.36

CURRENT ASSETS	382.30	358.28	-24.02
LONG TERM ASSETS	45.33	45.33	0.00
PERMANENT ASSETS	726.29	3,077.66	2,351.38

INVESTMENTS	191.62	1.51	-190.11

ASSOCIATED COMPANIES	1.51	1.51	0.00
GOODWILL	190.11	0.00	-190.11

NET FIXED ASSETS	532.49	3,073.98	2,541.49

LANDS	13.15	36.92	23.77
BUILDINGS / INSTALLATIONS	84.09	96.00	11.91
MACHINERY / EQUIPMENT	388.64	575.95	187.31
INTANGIBLE ASSETS	3.53	2,125.07	2,318.50
OTHERS	43.08	43.08	0.00

DEFERRED CHARGES	2.18	2.18	0.00

LIABILITIES	-2,054.41	-2,054.41	0.00

CURRENT LIABILITIES	-514.79	-514.79	0.00
LONG TERM LIABILITIES	-1,539.61	-1,539.61	0.00

SHAREHOLDERS' EQUITY	900.50	-1,426.86	-2,327.36

APSIS CONSULTORIA EMPRESARIAL	Annex 6

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: LABATT HOLDING ApS

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	14,791.10	3,274.40	-11,516.70

CURRENT ASSETS	0.06	0.06	0.00
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	14,791.04	3,274.34	-11,516.70

INVESTMENTS	14,791.04	3,274.34	-11,516.70

LABATT CANADA	-2,081.15	3,274.34	5,355.49
GOODWILL	16,872.19	0.00	-16,872.19

NET FIXED ASSETS	0.00	0.00	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.00	0.00	0.00
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	0.00	0.00	0.00

CURRENT LIABILITIES	0.00	0.00	0.00
LONG TERM LIABILITIES	0.00	0.00	0.00

SHAREHOLDERS' EQUITY	-14,791.10	-3,274.40	11,516.70

APSIS CONSULTORIA EMPRESARIAL	Annex 6

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	APPRAISAL REPORT: RJ-174/04 REFERENCE DATE: 05/31/2004

COMPANY: LABATT HOLDING

RELEVANT ACCOUNTS	AMOUNT ( R$ MILLION )

	CARRYING VALUE	MARKET VALUE	ADJUSTMENT

ASSETS	14,791.26	3,274.56	-11,516.70

CURRENT ASSETS	0.16	0.16	0.00
LONG TERM ASSETS	0.00	0.00	0.00
PERMANENT ASSETS	14,791.10	3,274.40	-11,516.70

INVESTMENTS	14,791.10	3,274.40	-11,516.70

LABATT HOLDING ApS	14,791.10	3,274.40	-11,516.70
GOODWILL	0.00	0.00	0.00

NET FIXED ASSETS	0.00	0.00	0.00

LANDS	0.00	0.00	0.00
BUILDINGS / INSTALLATIONS	0.00	0.00	0.00
MACHINERY / EQUIPMENT	0.00	0.00	0.00
INTANGIBLE ASSETS	0.00	0.00	0.00
OTHERS	0.00	0.00	0.00

DEFERRED CHARGES	0.00	0.00	0.00

LIABILITIES	0.00	0.00	0.00

CURRENT LIABILITIES	0.00	0.00	0.00
LONG TERM LIABILITIES	0.00	0.00	0.00

SHAREHOLDERS' EQUITY	-14,791.26	-3,274.56	11,516.70

APSIS CONSULTORIA EMPRESARIAL	Annex 6

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	BALANCE SHEET	APPRAISAL REPORT: RJ-174/04
REFERENCE DATE: 05/31/2004

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	BALANCE SHEET	APPRAISAL REPORT: RJ-174/04
REFERENCE DATE: 05/31/2004

BALANCE SHEET STRUCTURE	58-AMBEV	2-Skol	3-CRBS	5-Miranda %	6 - BSA %	9-Eagle
ASSETS	6,910,620,090	783,703,982	243,210,137	5,612,912	12,342,006	3,930,219,828
CURRENT ASSETS	235,388,640	152,028	128,067,798	99,313	517,710	2,210,551
CASH AND EQUIVALENTS	5,632	(41,289)	90,327	19,463	572	20,773
CASH AND BANKS	5,632	(41,289)	90,327	19,463	572	20,773
ASSETS IN CASH	-	-	-	-	-	-
BANKS	5,632	(41,289)	90,327	19,463	572	20,773
CHECKING ACCOUNT	5,632	(41,289)	90,327	19,463	572	20,773
BANKS RECONCILIATION - INS (TRANSITORY)	-	-	-	-	-	-
BANKS RECONCILIATION - OUTS (TRANSITORY)	-	-	-	-	-	-
CREDITS AND VALUABLES	235,383,008	193,316	127,977,471	79,850	517,138	2,189,777
ACCOUNT RECEIVABLES FROM CLIENTS	-	-	-	31,899	-	-
CLIENTS	-	-	-	31,899	-	-
CLIENTS EGA	-	-	-	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLERS	-	-	-	-	-	(44,098)
BILL RECEIVABLES	-	-	1,088,781	-	-	-
EXPORT SUBSIDIES	-	-	-	-	-	-
RELATED COMPANIES - CREDITS	41,275	-	-	1,318	-	-
(-) LOSSES RESULTING FROM CREDIT RECEIVABLES	-	-	(384,893)	-	-	(1,116,973)
ACCOUNTS RECEIVABLE FROM EMPLOYEES	-	-	-	-	-	-
TRADABLE SECURITIES	-	-	-	1,752	-	-
ADVANCES FROM SUPPLIERS MATERIALS / SERVICES	-	-	-	-	-	-
TAXES TO RECOVER	32,233,609	232,346	4,376,036	32,146	517,138	1,258,925
IR / CS / IRRF	29,398,794	232,346	2,527,219	2,997	517,138	964,520
IPI / ICMS / PIS / COFINS	2,721,731	-	1,848,817	29,149	-	294,404
OTHER TAXES	113,084	-	-	-	-	-
INTERNATIONAL TAXES	-	-	-	-	-	-
OTHER CREDITS	270,224	(47,139)	122,897,548	12,734	-	2,091,924
INCOME AND DIVIDENDS RECEIVABLE	202,837,900	8,109	-	-	-	-
INVENTORY	-	-	-	-	-	-
INDUSTRIAL ACTIVITY	-	-	-	-	-	-
FINISHED PRODUCTS	-	-	-	-	-	-
RAW MATERIAL	-	-	-	-	-	-
PACKAGING	-	-	-	-	-	-
INTERMEDIATE MATERIALS FOR PRODUCITON	-	-	-	-	-	-
ADVANCES TO SUPPLIERS - MATERIALS AND SERVICES	-	-	-	-	-	-
SEMI-ELABORATED	-	-	-	-	-	-
SUPPLIES - PLANT	-	-	-	-	-	-
OTHER INVENTORIES	-	-	-	-	-	-
IMPORT IN PROGRESS	-	-	-	-	-	-
EM/EF - INVENTORIES	-	-	-	-	-	-
DISTRIBUTION ACTIVITY	-	-	-	-	-	-
FINISHED PRODUCTS - DISTRIBUTION	-	-	-	-	-	-
CONTAINERS - DISTRIBUTION	-	-	-	-	-	-
OTHER INVENTORIES - DISTRIBUTION	-	-	-	-	-	-
PROVISION FOR LOSSES IN INVENTORY	-	-	-	-	-	-
PREPAID EXPENSES	-	-	-	-	-	-
INSURANCE TO BE APPROPRIATED	-	-	-	-	-	-
TAXES TO BE APPROPRIATED	-	-	-	-	-	-
FINANCIAL OBLIGATIONS TO BE APPROPRIATED	-	-	-	-	-	-
11420001 Financial obligations to BE appropriated	-	-	-	-	-	-
OTHER EXPESES TO BE APPROPRIATED	-	-	-	-	-	-
11430001 Rent to be appropriated	-	-	-	-	-	-
11430002 Leasing to be appropriated	-	-	-	-	-	-
11430003 Exclusivity contracts to be appropriated	-	-	-	-	-	-
11430005 Advertisement and Publicity to be appropriated	-	-	-	-	-	-
11430007 Transportation voucher to be appropriated	-	-	-	-	-	-
11430009 Subscriptions to be appropriated	-	-	-	-	-	-
11430011 Cost Allowances to be appropriated	-	-	-	-	-	-
11430012 License Fee and Taxa de funcionamento to be appropriated	-	-	-	-	-	-
11430013 Pre-operational expenses - Ind. Proj.to be appropriated	-	-	-	-	-	-
11430019 Other materials to be appropriated	-	-	-	-	-	-
11430021 IPTU (municipal real estate tax) to be appropriated	-	-	-	-	-	-
11430022 Selling Expenses	-	-	-	-	-	-
11430023 Expenses to be appropriated - others - Interface	-	-	-	-	-	-
11430029 Expenses to be appropriated - issuance of loans - ST	-	-	-	-	-	-
11430099 Other expenses to be appropriated	-	-	-	-	-	-
LONG TERM ASSETS	555,139,586	168,524,780	109,195,221	5,445,561	11,824,296	60,557,946
ACCOUNTS RECEIVABLE - LT	192,537,103	87	2,591,738	-	-	781,319
GROUP'S UNIT RECEIVABLES - LT	-	87	2,589,249	-	-	119,636
GROUP'S UNITS - LOANS RECEIVABLES	-	87	2,589,249	-	-	119,636
ADVANCES FOR FUTURE CAPITAL INCREASE	-	-	-	-	-	-
ACCOUNTS RECEIVABLE EMPLOYEES - STOCK OWNERSHIP PLAN	192,537,103	-	-	-	-	-
CLIENTS LT	-	-	-	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLER	-	-	-	-	-	-
BILLS RECEIVABLE	-	-	2,489	-	-	661,683
LONG TERM CREDITS	362,602,483	168,524,694	106,603,483	5,445,561	11,824,296	59,776,627
COMPULSORY DEPOSITS AND FEDERAL OBLIGATIONS	1,196,258	1,512,210	604,789	101,319	-	-
DEPOSITS FOR INVESTMENT IN FISCAL INCENTIVES	-	8,900,446	9,353,604	(45,858)	-	-
JUDICIAL DEPOSITS	41,026,963	6,630,830	14,773,302	981,990	-	7,082,291
PREPAID EXPENSES	-	-	-	-	-	8,000
TEMPORARY INVESTMENTS	-	-	-	-	-	415,146
TAXES TO RECOVER - LT	84,662,674	7,054,541	-	31,758	-	-
OTHER ACCOUNTS RECEIVABLE	-	-	332,864	-	-	-
DEFERRED FISCAL ASSETS	235,716,588	144,426,666	81,538,925	4,376,352	11,824,296	52,271,190
ACTUARIAL ASSETS - CVM 371	-	-	-	-	-	-
PERMANENT ASSETS	6,120,091,865	615,027,174	5,947,118	68,038	-	3,867,451,331
INVESTMENTS	6,086,436,942	615,027,174	4,824,173	68,038	-	3,862,833,469
INVESTIMENTS IN AFFILIATE COMPANIES	5,802,758,400	614,789,766	2,826,297	-	-	3,862,815,833
INVESTMENTS - ADJUSTED COST	-	-	-	-	-	-
INVESTIMENTS IN AFFILIATE COMPANIES	5,802,758,400	614,789,766	2,826,297	-	-	4,011,128,752
(-) PROVISION FOR LOSSES - STOCK INTERESTS	-	-	-	-	-	(148,312,919)
GOODWILL ON STOCK INTERESTS	433,517,553	-	-	-	-	-
DISCOUNT ON STOCK INTERESTS	(149,945,608)	-	-	-	-	-
OTHER STOCK INTERESTS	106,597	237,408	1,997,876	68,038	-	17,636
FISCAL INVESTMENTS - STOCKS	-	-	1,124,471	-	-	3,494
INVESTMENT CERTIFICATES	73,111	49,722	11	-	-	14,141
FORESTATION / REFORESTATION	-	-	-	-	-	-
INVESTMENTS IN CULTURE AND ARTS	-	-	-	-	-	-
OTHER INVESTMENTS	33,485	187,686	873,394	68,038	-	-
FIXED ASSETS	-	-	1,058,877	-	-	2,381,059
FIXED ASSETS - COST	-	-	3,601,292	-	-	6,094,160
REAL ESTATE	-	-	899,320	-	-	3,286,396
IMPROVEMENTS IN REAL ESTATE ASSETS	-	-	-	-	-	394,650
PLANTATIONS	-	-	-	-	-	-
OTHER REAL ESTATE ASSETS	-	-	-	-	-	-
EQUIPMENT, FURNITURE, VEHICLES AND OTHERS	-	-	20,989	-	-	2,413,113
MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	-	-	-	-	-
EQUIPMENT	-	-	1,658,619	-	-	-
INSTALLATIONS	-	-	-	-	-	-
EXTERNAL USE GOODS	-	-	871,526	-	-	-
INTANGIBLE ASSETS	-	-	150,839	-	-	-
FIXED ASSET INVESTMENT STOREHOUSE	-	-	-	-	-	-
ASSETS REVALUATION	-	-	-	-	-	-
REVALUATIONS - AM	-	-	-	-	-	-
FIXED ASSETS IN COURSE	-	-	-	-	-	-
ADVANCES IN FIXED ASSET INVESTMENTS	-	-	-	-	-	-
FIXED ASSETS IN COURSE - COST	-	-	-	-	-	-
ACCUMULATED DEPRECIATION	-	-	(2,542,415)	-	-	(3,713,101)
ACCUMULATED DEPRECIATION - COST	-	-	(2,391,576)	-	-	(3,713,101)
ACC. DEPRECIATION ON REAL ESTATE	-	-	(62,232)	-	-	(1,147,394)
ACCUMULATED DEPRECIATION ON REAL ESTATE IMPROVEMENTS	-	-	-	-	-	(165,333)
ACC. DEPRECIATION ON EQUIMENT, FURNITURE, ETC	-	-	(20,261)	-	-	(2,400,373)
ACCUMULATED DEPRECIATION ON MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	-	-	-	-	-
ACC. DEPRECIATION ON EQUIPMENT	-	-	(1,437,558)	-	-	-
ACC. DEPRECIATION ON INSTALLATIONS	-	-	-	-	-	-
ACC. DEPRECIATION ON EXTERNAL USE GOODS	-	-	(871,526)	-	-	-
DEPRECIATION - OTHER ASSETS	-	-	-	-	-	-
ACC. DEPRECIATION ON ON FIXED ASSETS REVALUATION	-	-	-	-	-	-
DEPRECIATION - FURNITURE REVALUATION	-	-	-	-	-	-
ACC. AMORTIZATION - FIXED ASSETS	-	-	(150,839)	-	-	-
ACC. AMORTIZATION ON INTANGIBLE ASSETS	-	-	(150,839)	-	-	-
DEPLETION	-	-	-	-	-	-
DEPLETION ON OTHER FIXED ASSETS	-	-	-	-	-	-
(-) PROVISION FOR LOSSES - FIXED ASSETS	-	-	-	-	-	-
DEFERRED CHARGES	33,654,922	-	64,067	-	-	2,236,803
DEFERRED EXPENSES	35,999,931	-	1,249,541	-	-	4,329,297
PRE-OPERATIONAL EXPENSES DEFERRED	35,999,931	-	-	-	-	4,329,297
IMPLEMENTATION - ORGANIZATIONAL EXPENSES	-	-	-	-	-	-
EXPANSION COSTS	-	-	-	-	-	-
EXPANSION - ORGANIZATIONAL COSTS	-	-	1,249,541	-	-	-
PRE-OPERATIONAL REVENUES	-	-	-	-	-	-
MISCELLANEOUS EXPENSES DEFERRED	-	-	-	-	-	-
PROJECTS	-	-	-	-	-	-
ACC. AMONTIZATION - DEFERRED	(2,345,009)	-	(1,185,474)	-	-	(2,092,493)
ACC. AMORTIZATION - DEFERRED PRE-OPERATIONAL EXPENSES	(2,345,009)	-	-	-	-	(2,092,493)
DEFERRED - EXPANSION - ORGANIZATIONAL EXPENSES	-	-	(1,185,474)	-	-	-
AMORTIZATION - MISCELLANEOUS EXPENSES DEFERRED	-	-	-	-	-	-
LIABILITIES	(6,910,620,090)	(783,703,982)	(243,210,137)	(5,612,912)	(12,342,006)	(3,930,219,828)
CURRENT LIABILITIES	(186,165,482)	(2,161,427)	(4,041,334)	(3,699)	(26,076)	(868,413,688)
SUPPLIERS	(89,197)	-	(10,307)	-	-	(1,020)
DOMESTIC SUPPLIERS	(89,197)	-	(10,307)	-	-	(1,020)
THIRD PARTY SUPPLIERS	(89,197)	-	(10,307)	-	-	(1,020)
SUPPLIERS EGA	-	-	-	-	-	-
EM/EF-SUPPLIERS	-	-	-	-	-	-
FOREING SUPPLIERS	-	-	-	-	-	-
CONSIGMENTS	-	-	-	-	-	-
DEFERRED CHECKS ISSUED	-	-	-	-	-	-
LOANS AND FINANCING	-	-	-	-	-	-
LOANS AND FINANCING - DOMESTIC CURRENCY	-	-	-	-	-	-
LOANS AND FINANCING - FOREING CURRENCY	-	-	-	-	-	-
LOANS AND FINANCING FISCAL INCENTIVES	-	-	-	-	-	-
OFFICERS AND SHAREHOLDERS	(182,069,105)	-	(2,335,001)	-	-	-
OTHER OBLIGATIONS - OFFICERS, SHAREHOLDERS, QUOTA HOLDERS	(6,631,160)	-	(2,335,001)	-	-	-
INTEREST ON OWN CAPITAL	(4,193,695)	-	-	-	-	-
PROVISION INTEREST ON OWN CAPITAL	(171,244,250)	-	-	-	-	-
TAXES PAYABLE	3,061,558	(1,922,691)	(894,452)	(436)	(1,719)	(112)
TAXES PAYABLE - INCOME TAX AND SOCIAL CONTRIBUTION	(44,062)	-	(1,628)	-	-	67
TAXES PAYABLE IPI	-	-	-	-	-	-
TAXES PAYABLE - ICMS	-	16,355	-	-	-	-
TAXES PAYABLE - IRRF	(15,375)	(723,345)	(525)	-	-	4
TAXES PAYABLE - PIS	558,683	(754)	(1,227)	-	(306)	-
TAXES PAYABLE - CONFINS	2,573,329	(3,475)	(5,650)	(436)	(1,413)	(177)
TAXES PAYABLE - ISS	-	-	-	-	-	-
TAXES PAYABLE - OTHERS	(11,016)	(1,211,471)	(885,422)	-	-	(6)
VALUE ADDED TAX - MALTERIA PAMP	-	-	-	-	-	-
TAXES ON ASSETS PAYABLE	-	-	-	-	-	-
TAXES ON GROSS INCOME PAYABLE	-	-	-	-	-	-
VALUE ADDED TAX - MALT. URUGUAY	-	-	-	-	-	-
FISCAL INCENTIVES	-	-	-	-	-	-
WAGES/LABOUR CHARGES	(1,873,610)	-	-	-	-	-
PAYROLL	(1,868,000)	-	-	-	-	-
LABOR CHARGES	(5,610)	-	-	-	-	-
OTHER OBLIGATIONS	(2,064)	(238,160)	-	18,350	-	(868,400,940)
ADVANCES FROM CLIENTS	-	-	-	-	-	(274,897)
ACCOUNTS PAYABLE	(2,064)	(238,160)	-	18,350	-	(868,126,043)
PROMISSORY NOTES	-	-	-	-	-	-
PROVISIONS	(2,001,000)	-	(598,241)	(18,350)	(24,357)	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-	(24,357)	-
LABOUR PROVISIONS	-	-	(598,241)	-	-	-
STATUTORY PROVISIONS	(2,001,000)	-	-	-	-	-
OTHER PROVISIONS	-	-	-	(18,350)	-	-
AFFILIATED COMPANIES - OBLIGATIONS	(3,192,064)	(576)	(203,334)	(3,263)	-	(11,616)
LONG TERM LIABILITIES	(2,213,571,626)	(56,894,723)	(41,186,673)	(1,623,055)	(2,050,189)	(7,569,491)
GROUP'S UNITS PAYABLE - LT	(2,066,257,170)	(6,790,240)	(408,574)	(121,768)	(1,955,590)	(160,544)
GROUP'S UNITS - INTERCOMPANY LOANS PAYABLE	(2,066,257,170)	(6,790,240)	(408,574)	(121,768)	(1,955,590)	(160,544)
SUPPLIERS - LT	-	-	-	-	-	-
DOMESTIC SUPPLIERS - LT	-	-	-	-	-	-
LOANS AND FINANCING - LT	-	-	(2,980,194)	-	-	-
LOANS AND FINANCING - DOMESTIC CURRENCY - LT	-	-	-	-	-	-
LOANS AND FINANCING - FOREING CURRENCY - LT	-	-	-	-	-	-
LOANS AND FINANCING - FISCAL INCENTIVES - LT	-	-	(2,980,194)	-	-	-
TAXES PAYABLE - LONG TERM	-	-	-	-	-	-
FISCAL INCENTIVES - LT	-	-	-	-	-	-
OTHER OBLIGATIONS PAYABLE	-	(181,961)	-	-	-	-
ACCOUNTS PAYABLE	-	(181,961)	-	-	-	-
LONG TERM PROVISIONS	(147,314,455)	(49,922,521)	(37,797,904)	(1,501,287)	(94,599)	(7,408,947)
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-	-	-
PROVISION FOR CONTINGENCIES	(147,314,455)	(49,922,521)	(37,797,904)	(1,501,287)	(94,599)	(7,408,947)
ACTUARIAL LIABILITIES - CVM 371	-	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-	-
REVENUES	-	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-
MINORITY SHAREHOLDERS' CAPITAL	-	-	-	-	-	-
MINORITY SHAREHOLDERS' RESERVES	-	-	-	-	-	-
EQUITY - CONTROLLING SHAREHOLDERS	(4,510,882,983)	(724,647,832)	(197,982,130)	(3,986,158)	(10,265,740)	(3,054,236,650)
CAPITAL STOCK	(3,142,055,047)	(745,274,770)	(104,388,590)	(21,006,976)	(31,595,089)	(1,036,935,453)
PAID-IN CAPITAL	(3,142,055,047)	(745,274,770)	(104,388,590)	(21,006,976)	(31,595,089)	(1,036,935,453)
CAPITAL TO BE PAID-IN	-	-	-	-	-	-
CAPITAL RESERVE	(19,172,744)	-	(14,190,682)	(985)	(42)	(870,847)
EARNINGS RESERVE	(843,775,050)	(18,519,191)	(79,746,964)	17,094,921	21,434,667	(1,646,599,812)
RESERVE FOR CAPITAL INCREASE	(1,118,075,605)	(18,526,210)	(79,746,964)	-	-	(1,646,599,812)
REVALUATION RESERVES	-	-	-	-	-	-
RESULTS NOT YET DUE	-	-	-	-	-	-
(-) SHARES IN TREASURY	103,845,860	7,020	-	-	-	-
RETAINED EANINRGS (LOSSES)	170,454,695	-	-	17,094,921	21,434,667	-
EQUITY RESULT	-	-	-	-	-	-
RESULTADO MAGNUS - BURDEN	-	-	-	-	-	-
NET PROFIT IN THE PERIOD	(505,880,142)	39,146,128	344,106	(73,117)	(105,277)	(369,830,538)

APSIS CONSULTORIA EMPRESARIAL	Annex 07

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	BALANCE SHEET	APPRAISAL REPORT: RJ-174/04
REFERENCE DATE: 05/31/2004

BALANCE SHEET STRUCTURE	22-Jalua	24-CACN	25-Frateli	29-Pepsi	47-ITB %	49-M.Pampa	51 - UBL
ASSETS	4,703,033,788	167,156,377	139,207,270	280,052,943	7,546,746	417,372,701	280,423
CURRENT ASSETS	8,860,559	50,241,349	31,570,644	11,331,313	318,451	157,124,658	6,289,450
CASH AND EQUIVALENTS	-	5,748,614	1,768,437	-	105	829	-
CASH AND BANKS	-	5,748,614	1,768,437	-	105	829	-
ASSETS IN CASH	-	26,062	458,874	-	-	10,784	-
BANKS	-	5,722,552	1,309,563	-	105	(9,955)	-
CHECKING ACCOUNT	-	2,252,500	1,309,563	-	105	(35,418,202)	-
BANKS RECONCILIATION - INS (TRANSITORY)	-	431,110	-	-	-	36,003,638	-
BANKS RECONCILIATION - OUTS (TRANSITORY)	-	3,038,943	-	-	-	(595,391)	-
CREDITS AND VALUABLES	8,860,559	19,346,755	25,017,964	11,331,313	314,407	19,557,122	6,289,450
ACCOUNT RECEIVABLES FROM CLIENTS	-	10,764,980	10,507,487	-	-	2,845,920	-
CLIENTS	-	4,760,586	10,507,487	-	-	1,184,277	-
CLIENTS EGA	-	6,004,394	-	-	-	1,661,644	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLERS	-	-	-	-	-	-	-
BILL RECEIVABLES	-	605,338	397,069	-	-	448,617	-
EXPORT SUBSIDIES	-	-	-	-	-	538,093	-
RELATED COMPANIES - CREDITS	-	18,249	1,840,107	1,120	-	3,618,217	-
(-) LOSSES RESULTING FROM CREDIT RECEIVABLES	-	(917,693)	(1,999,327)	-	-	(430,767)	-
ACCOUNTS RECEIVABLE FROM EMPLOYEES	-	66,870	196,086	-	-	49,795	-
TRADABLE SECURITIES	8,860,559	-	1,947,218	-	-	-	6,289,450
ADVANCES FROM SUPPLIERS MATERIALS / SERVICES	-	23,590	-	-	-	78,139	-
TAXES TO RECOVER	-	6,798,509	11,846,484	6,055,496	314,407	12,287,759	-
IR / CS / IRRF	-	-	1,401,020	3,360,814	301,220	-	-
IPI / ICMS / PIS / COFINS	-	-	10,447,136	2,694,682	13,187	-	-
OTHER TAXES	-	-	(1,671)	-	-	-	-
INTERNATIONAL TAXES	-	6,798,509	-	-	-	12,287,759	-
OTHER CREDITS	-	1,986,911	282,839	5,274,697	-	121,348	-
INCOME AND DIVIDENDS RECEIVABLE	-	-	-	-	-	-	-
INVENTORY	-	23,903,817	4,706,934	-	3,939	137,506,507	-
INDUSTRIAL ACTIVITY	-	22,909,065	567,909	-	3,939	137,557,713	-
FINISHED PRODUCTS	-	3,761,367	513,058	-	-	12,974,474	-
RAW MATERIAL	-	9,778,699	-	-	-	67,862,100	-
PACKAGING	-	3,446,058	-	-	-	(50,460)	-
INTERMEDIATE MATERIALS FOR PRODUCITON	-	421,764	-	-	-	81,647	-
ADVANCES TO SUPPLIERS - MATERIALS AND SERVICES	-	-	54,851	-	-	(86,903)	-
SEMI-ELABORATED	-	1,810,142	-	-	-	53,397,761	-
SUPPLIES - PLANT	-	2,129,547	-	-	-	1,271,831	-
OTHER INVENTORIES	-	1,120,576	-	-	-	1,449,232	-
IMPORT IN PROGRESS	-	-	-	-	-	154,118	-
EM/EF - INVENTORIES	-	440,911	-	-	3,939	503,913	-
DISTRIBUTION ACTIVITY	-	1,282,272	4,139,025	-	-	-	-
FINISHED PRODUCTS - DISTRIBUTION	-	1,262,767	4,138,979	-	-	-	-
CONTAINERS - DISTRIBUTION	-	-	-	-	-	-	-
OTHER INVENTORIES - DISTRIBUTION	-	19,506	47	-	-	-	-
PROVISION FOR LOSSES IN INVENTORY	-	(287,520)	-	-	-	(51,205)	-
PREPAID EXPENSES	-	1,242,164	77,309	-	-	60,200	-
INSURANCE TO BE APPROPRIATED	-	1,242,164	1,536	-	-	(68,108)	-
TAXES TO BE APPROPRIATED	-	-	75,774	-	-	-	-
FINANCIAL OBLIGATIONS TO BE APPROPRIATED	-	-	-	-	-	-	-
11420001 Financial obligations to BE appropriated	-	-	-	-	-	-	-
OTHER EXPESES TO BE APPROPRIATED	-	0	-	-	-	128,308	-
11430001 Rent to be appropriated	-	-	-	-	-	-	-
11430002 Leasing to be appropriated	-	-	-	-	-	-	-
11430003 Exclusivity contracts to be appropriated	-	-	-	-	-	-	-
11430005 Advertisement and Publicity to be appropriated	-	-	-	-	-	-	-
11430007 Transportation voucher to be appropriated	-	-	-	-	-	-	-
11430009 Subscriptions to be appropriated	-	-	-	-	-	-	-
11430011 Cost Allowances to be appropriated	-	-	-	-	-	128,167	-
11430012 License Fee and Taxa de funcionamento to be appropriated	-	-	-	-	-	-	-
11430013 Pre-operational expenses - Ind. Proj.to be appropriated	-	-	-	-	-	-	-
11430019 Other materials to be appropriated	-	0	-	-	-	-	-
11430021 IPTU (municipal real estate tax) to be appropriated	-	-	-	-	-	-	-
11430022 Selling Expenses	-	-	-	-	-	-	-
11430023 Expenses to be appropriated - others - Interface	-	-	-	-	-	-	-
11430029 Expenses to be appropriated - issuance of loans - ST	-	-	-	-	-	-	-
11430099 Other expenses to be appropriated	-	-	-	-	-	141	-
LONG TERM ASSETS	743,364,898	700,808	98,875,211	268,721,630	6,183,651	21,196,115	-
ACCOUNTS RECEIVABLE - LT	743,364,898	700,808	64,191,552	-	1,509,223	1,195,951	-
GROUP'S UNIT RECEIVABLES - LT	743,364,898	-	64,191,552	-	1,509,223	(0)	-
GROUP'S UNITS - LOANS RECEIVABLES	743,364,898	-	64,191,552	-	1,509,223	(0)	-
ADVANCES FOR FUTURE CAPITAL INCREASE	-	-	-	-	-	-	-
ACCOUNTS RECEIVABLE EMPLOYEES - STOCK OWNERSHIP PLAN	-	700,808	-	-	-	1,195,951	-
CLIENTS LT	-	-	-	-	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLER	-	-	-	-	-	-	-
BILLS RECEIVABLE	-	-	-	-	-	-	-
LONG TERM CREDITS	-	-	34,683,659	268,721,630	4,674,428	20,000,165	-
COMPULSORY DEPOSITS AND FEDERAL OBLIGATIONS	-	-	-	-	-	-	-
DEPOSITS FOR INVESTMENT IN FISCAL INCENTIVES	-	-	-	-	-	-	-
JUDICIAL DEPOSITS	-	-	8,530	17,516,638	2,751,827	533,769	-
PREPAID EXPENSES	-	-	-	-	-	-	-
TEMPORARY INVESTMENTS	-	-	-	-	-	-	-
TAXES TO RECOVER - LT	-	-	108,031	-	-	5,883,841	-
OTHER ACCOUNTS RECEIVABLE	-	-	-	-	-	-	-
DEFERRED FISCAL ASSETS	-	-	34,567,099	251,204,992	1,922,601	13,582,554	-
ACTUARIAL ASSETS - CVM 371	-	-	-	-	-	-	-
PERMANENT ASSETS	3,950,808,332	116,214,220	8,761,415	-	1,044,644	239,051,928	(6,009,027)
INVESTMENTS	3,950,808,332	(12,782,289)	(3,590,949)	-	-	50,534,571	(6,009,027)
INVESTIMENTS IN AFFILIATE COMPANIES	3,950,808,332	(12,782,289)	(3,590,949)	-	-	50,239,868	(6,009,027)
INVESTMENTS - ADJUSTED COST	-	1,021,576	-	-	-	-	-
INVESTIMENTS IN AFFILIATE COMPANIES	3,950,808,332	(13,803,865)	-	-	-	50,239,868	(6,009,027)
(-) PROVISION FOR LOSSES - STOCK INTERESTS	-	-	(3,590,949)	-	-	-	-
GOODWILL ON STOCK INTERESTS	-	-	-	-	-	-	-
DISCOUNT ON STOCK INTERESTS	-	-	-	-	-	-	-
OTHER STOCK INTERESTS	-	-	-	-	-	294,703	-
FISCAL INVESTMENTS - STOCKS	-	-	-	-	-	-	-
INVESTMENT CERTIFICATES	-	-	-	-	-	-	-
FORESTATION / REFORESTATION	-	-	-	-	-	-	-
INVESTMENTS IN CULTURE AND ARTS	-	-	-	-	-	-	-
OTHER INVESTMENTS	-	-	-	-	-	294,703	-
FIXED ASSETS	-	116,771,007	12,346,700	-	-	188,517,356	-
FIXED ASSETS - COST	-	629,320,172	19,189,469	-	-	318,736,844	-
REAL ESTATE	-	105,194,047	221,545	-	-	153,999,533	-
IMPROVEMENTS IN REAL ESTATE ASSETS	-	-	195,439	-	-	3,335,254	-
PLANTATIONS	-	-	-	-	-	-	-
OTHER REAL ESTATE ASSETS	-	27,850	-	-	-	-	-
EQUIPMENT, FURNITURE, VEHICLES AND OTHERS	-	16,068,251	2,133,597	-	-	(21,852,433)	-
MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	-	-	-	-	894,686	-
EQUIPMENT	-	437,968,376	33,318	-	-	144,104,710	-
INSTALLATIONS	-	8,385,738	636,092	-	-	10,306,262	-
EXTERNAL USE GOODS	-	61,403,183	1,208	-	-	18,402,686	-
INTANGIBLE ASSETS	-	272,726	15,968,270	-	-	9,546,145	-
FIXED ASSET INVESTMENT STOREHOUSE	-	-	-	-	-	-	-
ASSETS REVALUATION	-	-	-	-	-	6,447,698	-
REVALUATIONS - AM	-	-	-	-	-	6,447,698	-
FIXED ASSETS IN COURSE	-	12,245,881	1,043,046	-	-	1,406,781	-
ADVANCES IN FIXED ASSET INVESTMENTS	-	-	-	-	-	-	-
FIXED ASSETS IN COURSE - COST	-	12,245,881	1,043,046	-	-	1,406,781	-
ACCUMULATED DEPRECIATION	-	(524,358,091)	(7,885,815)	-	-	(138,073,967)	-
ACCUMULATED DEPRECIATION - COST	-	(520,779,194)	(1,324,267)	-	-	(131,782,418)	-
ACC. DEPRECIATION ON REAL ESTATE	-	(56,252,897)	(30,266)	-	-	(30,201,459)	-
ACCUMULATED DEPRECIATION ON REAL ESTATE IMPROVEMENTS	-	-	(13,447)	-	-	(1,471,110)	-
ACC. DEPRECIATION ON EQUIMENT, FURNITURE, ETC	-	(435,055,021)	(1,014,110)	-	-	(13,063,980)	-
ACCUMULATED DEPRECIATION ON MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	-	-	-	-	(595,171)	-
ACC. DEPRECIATION ON EQUIPMENT	-	(2,532,554)	(5,342)	-	-	(81,447,926)	-
ACC. DEPRECIATION ON INSTALLATIONS	-	(5,403,247)	(261,102)	-	-	(5,002,774)	-
ACC. DEPRECIATION ON EXTERNAL USE GOODS	-	(21,535,475)	-	-	-	-	-
DEPRECIATION - OTHER ASSETS	-	-	-	-	-	-	-
ACC. DEPRECIATION ON ON FIXED ASSETS REVALUATION	-	-	-	-	-	(738,244)	-
DEPRECIATION - FURNITURE REVALUATION	-	-	-	-	-	(738,244)	-
ACC. AMORTIZATION - FIXED ASSETS	-	(3,578,897)	(6,561,548)	-	-	(5,553,304)	-
ACC. AMORTIZATION ON INTANGIBLE ASSETS	-	(3,578,897)	(6,561,548)	-	-	(5,553,304)	-
DEPLETION	-	-	-	-	-	-	-
DEPLETION ON OTHER FIXED ASSETS	-	-	-	-	-	-	-
(-) PROVISION FOR LOSSES - FIXED ASSETS	-	(436,955)	-	-	-	-	-
DEFERRED CHARGES	-	12,225,501	5,665	-	1,044,644	(0)	-
DEFERRED EXPENSES	-	24,247,871	8,000	-	2,507,147	4,496,433	-
PRE-OPERATIONAL EXPENSES DEFERRED	-	-	-	-	2,507,147	-	-
IMPLEMENTATION - ORGANIZATIONAL EXPENSES	-	(631,583)	-	-	-	-	-
EXPANSION COSTS	-	-	8,000	-	-	-	-
EXPANSION - ORGANIZATIONAL COSTS	-	-	-	-	-	-	-
PRE-OPERATIONAL REVENUES	-	1,455,410	-	-	-	-	-
MISCELLANEOUS EXPENSES DEFERRED	-	23,424,045	-	-	-	4,496,433	-
PROJECTS	-	-	-	-	-	-	-
ACC. AMONTIZATION - DEFERRED	-	(12,022,370)	(2,335)	-	(1,462,503)	(4,496,433)	-
ACC. AMORTIZATION - DEFERRED PRE-OPERATIONAL EXPENSES	-	(12,022,370)	(2,335)	-	(1,462,503)	(4,496,433)	-
DEFERRED - EXPANSION - ORGANIZATIONAL EXPENSES	-	-	-	-	-	-	-
AMORTIZATION - MISCELLANEOUS EXPENSES DEFERRED	-	-	-	-	-	-	-
LIABILITIES	(4,703,033,788)	(167,156,377)	(139,207,270)	(280,052,943)	(7,546,745)	(417,372,701)	(280,423)
CURRENT LIABILITIES	(370,441)	(170,092,835)	(7,687,304)	(72,193)	(5,189)	(183,874,402)	0
SUPPLIERS	-	(36,795,468)	(1,156,593)	-	(4,689)	(6,045,096)	-
DOMESTIC SUPPLIERS	-	(15,850,506)	(1,156,593)	-	(750)	(4,560,332)	-
THIRD PARTY SUPPLIERS	-	(13,461,930)	(677,478)	-	(750)	(4,560,332)	-
SUPPLIERS EGA	-	(2,388,576)	(479,115)	-	-	-	-
EM/EF-SUPPLIERS	-	(3,205,417)	-	-	(3,939)	(1,525,904)	-
FOREING SUPPLIERS	-	(11,936,406)	-	-	-	(115,391)	-
CONSIGMENTS	-	-	-	-	-	-	-
DEFERRED CHECKS ISSUED	-	(5,803,140)	-	-	-	156,531	-
LOANS AND FINANCING	-	(103,498,428)	-	-	-	(172,788,605)	-
LOANS AND FINANCING - DOMESTIC CURRENCY	-	(103,498,428)	-	-	-	(46,475,416)	-
LOANS AND FINANCING - FOREING CURRENCY	-	-	-	-	-	(126,313,189)	-
LOANS AND FINANCING FISCAL INCENTIVES	-	-	-	-	-	-	-
OFFICERS AND SHAREHOLDERS	-	-	-	-	-	-	-
OTHER OBLIGATIONS - OFFICERS, SHAREHOLDERS, QUOTA HOLDERS	-	-	-	-	-	-	-
INTEREST ON OWN CAPITAL	-	-	-	-	-	-	-
PROVISION INTEREST ON OWN CAPITAL	-	-	-	-	-	-	-
TAXES PAYABLE	-	(11,193,228)	(2,928,094)	(7,003)	535	(1,870,809)	-
TAXES PAYABLE - INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-	535	(18,508)	-
TAXES PAYABLE IPI	-	-	-	-	-	(131,095)	-
TAXES PAYABLE - ICMS	-	-	(1,513)	-	-	-	-
TAXES PAYABLE - IRRF	-	-	(1,812)	-	-	-	-
TAXES PAYABLE - PIS	-	(0)	(257,346)	(1,249)	-	-	-
TAXES PAYABLE - CONFINS	-	-	(2,135,213)	(5,754)	-	-	-
TAXES PAYABLE - ISS	-	-	(357,794)	-	-	-	-
TAXES PAYABLE - OTHERS	-	(7,461,070)	(174,415)	-	-	(1,261)	-
VALUE ADDED TAX - MALTERIA PAMP	-	-	-	-	-	(1,708,646)	-
TAXES ON ASSETS PAYABLE	-	(352,739)	-	-	-	-	-
TAXES ON GROSS INCOME PAYABLE	-	(2,913,541)	-	-	-	(11,299)	-
VALUE ADDED TAX - MALT. URUGUAY	-	(465,878)	-	-	-	-	-
FISCAL INCENTIVES	-	-	-	-	-	-	-
WAGES/LABOUR CHARGES	-	(459,840)	(68,208)	-	-	(126,916)	-
PAYROLL	-	-	2,392	-	-	(110,679)	-
LABOR CHARGES	-	(459,840)	(70,600)	-	-	(16,238)	-
OTHER OBLIGATIONS	(370,441)	(1,375,111)	(19,452)	-	-	(491,200)	0
ADVANCES FROM CLIENTS	-	-	(6,790)	-	-	(8,519)	-
ACCOUNTS PAYABLE	(370,441)	(1,375,111)	(12,662)	-	-	(482,681)	0
PROMISSORY NOTES	-	-	-	-	-	-	-
PROVISIONS	-	(5,097,976)	(2,879,473)	-	-	(2,021,885)	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	-	(216,727)	-	-	0	-
LABOUR PROVISIONS	-	(2,829,811)	(1,686,491)	-	-	(454,059)	-
STATUTORY PROVISIONS	-	-	(14,698)	-	-	-	-
OTHER PROVISIONS	-	(2,268,165)	(961,557)	-	-	(1,567,826)	-
AFFILIATED COMPANIES - OBLIGATIONS	-	(11,672,783)	(635,483)	(65,190)	(1,034)	(529,891)	-
LONG TERM LIABILITIES	(694,791,494)	(3,196,978)	(112,194,803)	(56,557,949)	(11,132,506)	(7,172,327)	-
GROUP'S UNITS PAYABLE - LT	(694,791,494)	-	(112,114,611)	(5,233,089)	(5,297,045)	0	-
GROUP'S UNITS - INTERCOMPANY LOANS PAYABLE	(694,791,494)	-	(112,114,611)	(5,233,089)	(5,297,045)	0	-
SUPPLIERS - LT	-	-	-	-	-	-	-
DOMESTIC SUPPLIERS - LT	-	-	-	-	-	-	-
LOANS AND FINANCING - LT	-	-	-	-	-	(6,798,373)	-
LOANS AND FINANCING - DOMESTIC CURRENCY - LT	-	-	-	-	-	-	-
LOANS AND FINANCING - FOREING CURRENCY - LT	-	-	-	-	-	(6,798,373)	-
LOANS AND FINANCING - FISCAL INCENTIVES - LT	-	-	-	-	-	-	-
TAXES PAYABLE - LONG TERM	-	-	-	-	-	-	-
FISCAL INCENTIVES - LT	-	-	-	-	-	-	-
OTHER OBLIGATIONS PAYABLE	-	-	-	-	(3,428,350)	-	-
ACCOUNTS PAYABLE	-	-	-	-	(3,428,350)	-	-
LONG TERM PROVISIONS	-	(3,196,978)	(80,193)	(51,324,860)	(2,407,111)	(373,954)	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	354,889	-	-	-	-	-
PROVISION FOR CONTINGENCIES	-	(3,551,867)	(80,193)	(51,324,860)	(2,407,111)	(373,954)	-
ACTUARIAL LIABILITIES - CVM 371	-	-	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-	0	-
REVENUES	-	-	-	-	-	0	-
DEFERRED INCOME	-	-	-	-	-	0	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-	-
MINORITY SHAREHOLDERS' CAPITAL	-	-	-	-	-	-	-
MINORITY SHAREHOLDERS' RESERVES	-	-	-	-	-	-	-
EQUITY - CONTROLLING SHAREHOLDERS	(4,007,871,853)	6,133,436	(19,325,163)	(223,422,801)	3,590,949	(226,325,973)	(280,423)
CAPITAL STOCK	(191,541,539)	(10,938,128)	(90,099,946)	(77,471,863)	(150,000)	(161,722,955)	(52,237,060)
PAID-IN CAPITAL	(191,541,539)	(10,938,128)	(90,115,592)	(77,471,863)	(150,000)	(161,722,955)	(52,237,060)
CAPITAL TO BE PAID-IN	-	-	15,646	-	-	-	-
CAPITAL RESERVE	(540,983,296)	-	(142,720)	(6,124,002)	-	71,643	(33,496,956)
EARNINGS RESERVE	(2,877,328,035)	(10,273,000)	71,206,066	(140,116,631)	3,595,493	(44,572,080)	60,305,323
RESERVE FOR CAPITAL INCREASE	(1,791,920,658)	(14,614,429)	-	-	(176,248)	(1,685,610)	25,467,924
REVALUATION RESERVES	-	-	-	-	-	(13,888,388)	-
RESULTS NOT YET DUE	-	-	-	-	-	64,480,739	-
(-) SHARES IN TREASURY	-	-	-	-	-	-	-
RETAINED EANINRGS (LOSSES)	(1,085,407,377)	4,341,429	71,206,066	(140,116,631)	3,771,741	(93,478,821)	34,837,400
EQUITY RESULT	-	0	-	-	-	-	-
RESULTADO MAGNUS - BURDEN	-	-	-	-	-	-	-
NET PROFIT IN THE PERIOD	(398,018,983)	27,344,564	(288,563)	289,696	145,456	(20,102,581)	25,148,270

APSIS CONSULTORIA EMPRESARIAL	Annex 07

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	BALANCE SHEET	APPRAISAL REPORT: RJ-174/04
REFERENCE DATE: 05/31/2004

BALANCE SHEET STRUCTURE	52-F.Vita	53-M.Urug.	54-Brahmaco	55-Dahlen	57-Arosuco	59-Hohneck
ASSETS	53,597,461	154,556,820	279,344,282	57,581,015	364,626,867	1,237,785,711
CURRENT ASSETS	-	124,255,515	1,619,053	57,581,015	27,834,349	-
CASH AND EQUIVALENTS	-	511,220	-	-	410,697	-
CASH AND BANKS	-	511,220	-	-	410,697	-
ASSETS IN CASH	-	6,530	-	-	4,200	-
BANKS	-	504,690	-	-	406,497	-
CHECKING ACCOUNT	-	452,252	-	-	406,497	-
BANKS RECONCILIATION - INS (TRANSITORY)	-	1,300,133	-	-	-	-
BANKS RECONCILIATION - OUTS (TRANSITORY)	-	(1,247,695)	-	-	-	-
CREDITS AND VALUABLES	-	40,813,559	1,619,053	57,581,015	13,344,700	-
ACCOUNT RECEIVABLES FROM CLIENTS	-	9,290,267	-	-	2,458,134	-
CLIENTS	-	2,035,780	-	-	250,795	-
CLIENTS EGA	-	7,254,487	-	-	2,207,339	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLERS	-	-	-	-	-	-
BILL RECEIVABLES	-	1,726,330	-	-	8,820	-
EXPORT SUBSIDIES	-	-	-	-	-	-
RELATED COMPANIES - CREDITS	-	317,199	-	-	276,499	-
(-) LOSSES RESULTING FROM CREDIT RECEIVABLES	-	(1,168,371)	-	-	-	-
ACCOUNTS RECEIVABLE FROM EMPLOYEES	-	16,983	-	-	71,044	-
TRADABLE SECURITIES	-	18,864,463	504,902	57,581,015	4,641	-
ADVANCES FROM SUPPLIERS MATERIALS / SERVICES	-	6,872,986	-	-	5,767,176	-
TAXES TO RECOVER	-	4,893,717	-	-	4,758,377	-
IR / CS / IRRF	-	-	-	-	4,264,266	-
IPI / ICMS / PIS / COFINS	-	-	-	-	494,111	-
OTHER TAXES	-	-	-	-	-	-
INTERNATIONAL TAXES	-	4,893,717	-	-	-	-
OTHER CREDITS	-	(16)	1,114,151	-	9	-
INCOME AND DIVIDENDS RECEIVABLE	-	-	-	-	-	-
INVENTORY	-	82,930,764	-	-	12,890,121	-
INDUSTRIAL ACTIVITY	-	83,261,131	-	-	12,890,121	-
FINISHED PRODUCTS	-	5,260,499	-	-	3,167,024	-
RAW MATERIAL	-	67,503,688	-	-	5,183,150	-
PACKAGING	-	128,936	-	-	361,851	-
INTERMEDIATE MATERIALS FOR PRODUCITON	-	115,026	-	-	157,592	-
ADVANCES TO SUPPLIERS - MATERIALS AND SERVICES	-	107,870	-	-	-	-
SEMI-ELABORATED	-	7,012,286	-	-	2,228,329	-
SUPPLIES - PLANT	-	2,098,863	-	-	1,763,978	-
OTHER INVENTORIES	-	10,285,200	-	-	(653)	-
IMPORT IN PROGRESS	-	174,722	-	-	28,680	-
EM/EF - INVENTORIES	-	(9,425,960)	-	-	170	-
DISTRIBUTION ACTIVITY	-	-	-	-	-	-
FINISHED PRODUCTS - DISTRIBUTION	-	-	-	-	-	-
CONTAINERS - DISTRIBUTION	-	-	-	-	-	-
OTHER INVENTORIES - DISTRIBUTION	-	-	-	-	-	-
PROVISION FOR LOSSES IN INVENTORY	-	(330,367)	-	-	-	-
PREPAID EXPENSES	-	(29)	-	-	1,188,832	-
INSURANCE TO BE APPROPRIATED	-	(2,102)	-	-	132	-
TAXES TO BE APPROPRIATED	-	-	-	-	-	-
FINANCIAL OBLIGATIONS TO BE APPROPRIATED	-	-	-	-	-	-
11420001 Financial obligations to BE appropriated	-	-	-	-	-	-
OTHER EXPESES TO BE APPROPRIATED	-	2,073	-	-	1,188,700	-
11430001 Rent to be appropriated	-	-	-	-	-	-
11430002 Leasing to be appropriated	-	-	-	-	-	-
11430003 Exclusivity contracts to be appropriated	-	-	-	-	-	-
11430005 Advertisement and Publicity to be appropriated	-	-	-	-	-	-
11430007 Transportation voucher to be appropriated	-	-	-	-	13,435	-
11430009 Subscriptions to be appropriated	-	-	-	-	(7,094)	-
11430011 Cost Allowances to be appropriated	-	-	-	-	-	-
11430012 License Fee and Taxa de funcionamento to be appropriated	-	-	-	-	2,871	-
11430013 Pre-operational expenses - Ind. Proj.to be appropriated	-	-	-	-	-	-
11430019 Other materials to be appropriated	-	-	-	-	-	-
11430021 IPTU (municipal real estate tax) to be appropriated	-	-	-	-	11,493	-
11430022 Selling Expenses	-	-	-	-	-	-
11430023 Expenses to be appropriated - others - Interface	-	-	-	-	-	-
11430029 Expenses to be appropriated - issuance of loans - ST	-	-	-	-	-	-
11430099 Other expenses to be appropriated	-	2,073	-	-	1,167,995	-
LONG TERM ASSETS	53,597,461	0	277,725,230	-	305,348,951	-
ACCOUNTS RECEIVABLE - LT	53,597,461	0	277,725,230	-	304,920,717	-
GROUP'S UNIT RECEIVABLES - LT	53,597,461	0	277,725,230	-	304,920,717	-
GROUP'S UNITS - LOANS RECEIVABLES	53,597,461	0	277,725,230	-	304,920,717	-
ADVANCES FOR FUTURE CAPITAL INCREASE	-	-	-	-	-	-
ACCOUNTS RECEIVABLE EMPLOYEES - STOCK OWNERSHIP PLAN	-	-	-	-	-	-
CLIENTS LT	-	-	-	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLER	-	-	-	-	-	-
BILLS RECEIVABLE	-	-	-	-	-	-
LONG TERM CREDITS	-	-	-	-	428,234	-
COMPULSORY DEPOSITS AND FEDERAL OBLIGATIONS	-	-	-	-	-	-
DEPOSITS FOR INVESTMENT IN FISCAL INCENTIVES	-	-	-	-	-	-
JUDICIAL DEPOSITS	-	-	-	-	81,903	-
PREPAID EXPENSES	-	-	-	-	-	-
TEMPORARY INVESTMENTS	-	-	-	-	-	-
TAXES TO RECOVER - LT	-	-	-	-	128,650	-
OTHER ACCOUNTS RECEIVABLE	-	-	-	-	-	-
DEFERRED FISCAL ASSETS	-	-	-	-	217,681	-
ACTUARIAL ASSETS - CVM 371	-	-	-	-	-	-
PERMANENT ASSETS	-	30,301,305	-	-	31,443,566	1,237,785,711
INVESTMENTS	-	-	-	-	-	1,237,785,711
INVESTIMENTS IN AFFILIATE COMPANIES	-	-	-	-	-	1,237,785,711
INVESTMENTS - ADJUSTED COST	-	-	-	-	-	-
INVESTIMENTS IN AFFILIATE COMPANIES	-	-	-	-	-	1,237,785,711
(-) PROVISION FOR LOSSES - STOCK INTERESTS	-	-	-	-	-	-
GOODWILL ON STOCK INTERESTS	-	-	-	-	-	-
DISCOUNT ON STOCK INTERESTS	-	-	-	-	-	-
OTHER STOCK INTERESTS	-	-	-	-	-	-
FISCAL INVESTMENTS - STOCKS	-	-	-	-	-	-
INVESTMENT CERTIFICATES	-	-	-	-	-	-
FORESTATION / REFORESTATION	-	-	-	-	-	-
INVESTMENTS IN CULTURE AND ARTS	-	-	-	-	-	-
OTHER INVESTMENTS	-	-	-	-	-	-
FIXED ASSETS	-	30,068,633	-	-	28,097,933	-
FIXED ASSETS - COST	-	61,219,380	-	-	45,201,441	-
REAL ESTATE	-	29,468,717	-	-	9,114,822	-
IMPROVEMENTS IN REAL ESTATE ASSETS	-	252,167	-	-	3,000	-
PLANTATIONS	-	-	-	-	-	-
OTHER REAL ESTATE ASSETS	-	-	-	-	-	-
EQUIPMENT, FURNITURE, VEHICLES AND OTHERS	-	13,671,103	-	-	697,925	-
MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	49,460	-	-	-	-
EQUIPMENT	-	14,169,574	-	-	33,167,289	-
INSTALLATIONS	-	2,995,698	-	-	2,166,401	-
EXTERNAL USE GOODS	-	-	-	-	8,664	-
INTANGIBLE ASSETS	-	612,660	-	-	43,341	-
FIXED ASSET INVESTMENT STOREHOUSE	-	-	-	-	-	-
ASSETS REVALUATION	-	-	-	-	-	-
REVALUATIONS - AM	-	-	-	-	-	-
FIXED ASSETS IN COURSE	-	624,156	-	-	0	-
ADVANCES IN FIXED ASSET INVESTMENTS	-	-	-	-	-	-
FIXED ASSETS IN COURSE - COST	-	624,156	-	-	0	-
ACCUMULATED DEPRECIATION	-	(31,774,903)	-	-	(17,103,508)	-
ACCUMULATED DEPRECIATION - COST	-	(31,410,100)	-	-	(17,061,334)	-
ACC. DEPRECIATION ON REAL ESTATE	-	(3,009,790)	-	-	(1,491,583)	-
ACCUMULATED DEPRECIATION ON REAL ESTATE IMPROVEMENTS	-	(141,758)	-	-	(30)	-
ACC. DEPRECIATION ON EQUIMENT, FURNITURE, ETC	-	(20,112,410)	-	-	(326,833)	-
ACCUMULATED DEPRECIATION ON MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	(44,822)	-	-	-	-
ACC. DEPRECIATION ON EQUIPMENT	-	(6,677,192)	-	-	(14,705,017)	-
ACC. DEPRECIATION ON INSTALLATIONS	-	(1,424,128)	-	-	(533,538)	-
ACC. DEPRECIATION ON EXTERNAL USE GOODS	-	-	-	-	(4,334)	-
DEPRECIATION - OTHER ASSETS	-	-	-	-	-	-
ACC. DEPRECIATION ON ON FIXED ASSETS REVALUATION	-	(171,755)	-	-	-	-
DEPRECIATION - FURNITURE REVALUATION	-	(171,755)	-	-	-	-
ACC. AMORTIZATION - FIXED ASSETS	-	(193,049)	-	-	(42,174)	-
ACC. AMORTIZATION ON INTANGIBLE ASSETS	-	(193,049)	-	-	(42,174)	-
DEPLETION	-	-	-	-	-	-
DEPLETION ON OTHER FIXED ASSETS	-	-	-	-	-	-
(-) PROVISION FOR LOSSES - FIXED ASSETS	-	-	-	-	-	-
DEFERRED CHARGES	-	232,672	-	-	3,345,633	-
DEFERRED EXPENSES	-	6,677,003	-	-	4,693,437	-
PRE-OPERATIONAL EXPENSES DEFERRED	-	506,607	-	-	4,498	-
IMPLEMENTATION - ORGANIZATIONAL EXPENSES	-	-	-	-	4,602,453	-
EXPANSION COSTS	-	-	-	-	-	-
EXPANSION - ORGANIZATIONAL COSTS	-	167,430	-	-	-	-
PRE-OPERATIONAL REVENUES	-	-	-	-	-	-
MISCELLANEOUS EXPENSES DEFERRED	-	6,002,966	-	-	86,486	-
PROJECTS	-	-	-	-	-	-
ACC. AMONTIZATION - DEFERRED	-	(6,444,331)	-	-	(1,347,804)	-
ACC. AMORTIZATION - DEFERRED PRE-OPERATIONAL EXPENSES	-	(6,444,331)	-	-	(1,347,804)	-
DEFERRED - EXPANSION - ORGANIZATIONAL EXPENSES	-	-	-	-	-	-
AMORTIZATION - MISCELLANEOUS EXPENSES DEFERRED	-	-	-	-	-	-
LIABILITIES	(53,597,461)	(154,556,820)	(279,344,282)	(57,581,015)	(364,626,867)	(1,237,785,711)
CURRENT LIABILITIES	-	(100,796,890)	-	(97,057)	(44,121,127)	-
SUPPLIERS	-	(6,032,892)	-	-	(1,718,555)	-
DOMESTIC SUPPLIERS	-	23,227,201	-	-	(1,208,985)	-
THIRD PARTY SUPPLIERS	-	23,816,987	-	-	(950,311)	-
SUPPLIERS EGA	-	(589,786)	-	-	(258,675)	-
EM/EF-SUPPLIERS	-	(29,225,945)	-	-	-	-
FOREING SUPPLIERS	-	(34,148)	-	-	(509,569)	-
CONSIGMENTS	-	-	-	-	-	-
DEFERRED CHECKS ISSUED	-	-	-	-	-	-
LOANS AND FINANCING	-	(91,863,481)	-	-	672	-
LOANS AND FINANCING - DOMESTIC CURRENCY	-	-	-	-	672	-
LOANS AND FINANCING - FOREING CURRENCY	-	(91,863,481)	-	-	-	-
LOANS AND FINANCING FISCAL INCENTIVES	-	-	-	-	-	-
OFFICERS AND SHAREHOLDERS	-	-	-	-	-	-
OTHER OBLIGATIONS - OFFICERS, SHAREHOLDERS, QUOTA HOLDERS	-	-	-	-	-	-
INTEREST ON OWN CAPITAL	-	-	-	-	-	-
PROVISION INTEREST ON OWN CAPITAL	-	-	-	-	-	-
TAXES PAYABLE	-	(49,982)	-	(97,057)	(766,503)	-
TAXES PAYABLE - INCOME TAX AND SOCIAL CONTRIBUTION	-	761,053	-	(97,057)	(1,824)	-
TAXES PAYABLE IPI	-	(41,372)	-	-	-	-
TAXES PAYABLE - ICMS	-	-	-	-	(123,951,132)	-
TAXES PAYABLE - IRRF	-	-	-	-	(2,264)	-
TAXES PAYABLE - PIS	-	-	-	-	(11,031)	-
TAXES PAYABLE - CONFINS	-	-	-	-	(50,809)	-
TAXES PAYABLE - ISS	-	-	-	-	(3,252)	-
TAXES PAYABLE - OTHERS	-	-	-	-	(307,432)	-
VALUE ADDED TAX - MALTERIA PAMP	-	4,425	-	-	-	-
TAXES ON ASSETS PAYABLE	-	(316,254)	-	-	-	-
TAXES ON GROSS INCOME PAYABLE	-	-	-	-	-	-
VALUE ADDED TAX - MALT. URUGUAY	-	(457,836)	-	-	-	-
FISCAL INCENTIVES	-	-	-	-	123,561,242	-
WAGES/LABOUR CHARGES	-	(66,507)	-	-	(12,378)	-
PAYROLL	-	(6,074)	-	-	-	-
LABOR CHARGES	-	(60,434)	-	-	(12,378)	-
OTHER OBLIGATIONS	-	(1,279,062)	-	-	(3,602)	-
ADVANCES FROM CLIENTS	-	(1,268,026)	-	-	(500)	-
ACCOUNTS PAYABLE	-	(9,162)	-	-	(3,102)	-
PROMISSORY NOTES	-	(1,875)	-	-	-	-
PROVISIONS	-	(486,794)	-	-	(41,372,474)	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-	(40,611,742)	-
LABOUR PROVISIONS	-	(179,997)	-	-	(524,799)	-
STATUTORY PROVISIONS	-	-	-	-	-	-
OTHER PROVISIONS	-	(306,798)	-	-	(235,933)	-
AFFILIATED COMPANIES - OBLIGATIONS	-	(1,018,171)	-	-	(248,288)	-
LONG TERM LIABILITIES	(53,597,461)	(3,520,061)	(276,191,885)	(33,855,652)	(307,469)	(746,989)
GROUP'S UNITS PAYABLE - LT	(53,597,461)	(3,520,061)	(275,727,949)	(33,848,938)	-	(746,989)
GROUP'S UNITS - INTERCOMPANY LOANS PAYABLE	(53,597,461)	(3,520,061)	(275,727,949)	(33,848,938)	-	(746,989)
SUPPLIERS - LT	-	-	-	-	-	-
DOMESTIC SUPPLIERS - LT	-	-	-	-	-	-
LOANS AND FINANCING - LT	-	-	-	-	-	-
LOANS AND FINANCING - DOMESTIC CURRENCY - LT	-	-	-	-	-	-
LOANS AND FINANCING - FOREING CURRENCY - LT	-	-	-	-	-	-
LOANS AND FINANCING - FISCAL INCENTIVES - LT	-	-	-	-	-	-
TAXES PAYABLE - LONG TERM	-	-	-	-	-	-
FISCAL INCENTIVES - LT	-	-	-	-	-	-
OTHER OBLIGATIONS PAYABLE	-	-	(463,936)	(6,713)	-	-
ACCOUNTS PAYABLE	-	-	(463,936)	(6,713)	-	-
LONG TERM PROVISIONS	-	0	-	-	(307,469)	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-	-	-
PROVISION FOR CONTINGENCIES	-	0	-	-	(307,469)	-
ACTUARIAL LIABILITIES - CVM 371	-	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-	-
REVENUES	-	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-
MINORITY SHAREHOLDERS' CAPITAL	-	-	-	-	-	-
MINORITY SHAREHOLDERS' RESERVES	-	-	-	-	-	-
EQUITY - CONTROLLING SHAREHOLDERS	-	(50,239,869)	(3,152,397)	(23,628,306)	(320,198,271)	(1,237,038,722)
CAPITAL STOCK	-	(34,253,237)	(653,738)	(480,000)	(5,502,000)	(1,166,816,154)
PAID-IN CAPITAL	(15,646)	(34,253,237)	(653,738)	(480,000)	(5,502,000)	(1,166,816,154)
CAPITAL TO BE PAID-IN	15,646	-	-	-	-	-
CAPITAL RESERVE	-	(298)	-	-	(123,314,236)	-
EARNINGS RESERVE	-	(8,753,252)	(2,226,298)	(22,976,564)	(111,710,698)	(148,335,368)
RESERVE FOR CAPITAL INCREASE	-	(929,771)	(1,072,396)	(45,824,739)	(1,100,307)	147,580,344
REVALUATION RESERVES	-	-	-	-	-	-
RESULTS NOT YET DUE	-	(311,489)	-	-	-	-
(-) SHARES IN TREASURY	-	-	-	-	-	-
RETAINED EANINRGS (LOSSES)	-	(7,511,992)	(1,153,902)	22,848,175	(110,610,391)	(295,915,712)
EQUITY RESULT	-	-	-	-	-	-
RESULTADO MAGNUS - BURDEN	-	-	-	-	-	-
NET PROFIT IN THE PERIOD	-	(7,233,082)	(272,361)	(171,742)	(79,671,337)	78,112,800

APSIS CONSULTORIA EMPRESARIAL	Annex 07

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	BALANCE SHEET	APPRAISAL REPORT: RJ-174/04
REFERENCE DATE: 05/31/2004

BALANCE SHEET STRUCTURE	81-CBB	83-Sudeste	86-DISBAM	88-ANEP	97-Aspen	99-Morena	101-Lizar
ASSETS	15,682,657,620	1,631,209,757	29,318,088	347,551,350	88,923,093	792,692	56,868
CURRENT ASSETS	3,642,662,515	287,909,593	4,144,315	1,164,878	11,460,813	595,661	512,736
CASH AND EQUIVALENTS	21,217,446	1,763,356	656,360	-	-	73,799	6,554
CASH AND BANKS	21,217,446	1,763,356	656,360	-	-	73,799	6,554
ASSETS IN CASH	6,198,116	23,248	97,094	-	-	-	-
BANKS	15,019,329	1,740,108	559,266	-	-	73,799	6,554
CHECKING ACCOUNT	15,019,329	1,740,108	559,266	-	-	73,799	6,554
BANKS RECONCILIATION - INS (TRANSITORY)	-	-	-	-	-	-	-
BANKS RECONCILIATION - OUTS (TRANSITORY)	-	-	-	-	-	-	-
CREDITS AND VALUABLES	2,974,146,262	278,046,566	2,779,606	1,164,878	11,460,813	521,863	506,182
ACCOUNT RECEIVABLES FROM CLIENTS	276,208,031	2,474,383	8,047,410	-	-	103,212	-
CLIENTS	268,913,656	1,789,441	8,047,410	-	-	103,212	-
CLIENTS EGA	7,294,375	684,943	-	-	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLERS	-	-	-	-	-	-	-
BILL RECEIVABLES	123,039,199	9,167,554	137,503	-	-	-	-
EXPORT SUBSIDIES	-	-	-	-	-	-	-
RELATED COMPANIES - CREDITS	20,032,559	483,118	6,975	-	-	275,414	473,525
(-) LOSSES RESULTING FROM CREDIT RECEIVABLES	(123,278,328)	(3,244,193)	(6,596,348)	-	-	-	-
ACCOUNTS RECEIVABLE FROM EMPLOYEES	9,967,244	158,306	37,972	-	-	-	(9)
TRADABLE SECURITIES	1,573,977,404	255,248,279	116,215	-	11,460,813	-	-
ADVANCES FROM SUPPLIERS MATERIALS / SERVICES	936,171	-	-	-	-	-	-
TAXES TO RECOVER	261,662,465	13,540,818	996,333	1,164,878	-	143,237	32,666
IR / CS / IRRF	114,687,095	10,907,435	688,823	1,163,048	-	-	-
IPI / ICMS / PIS / COFINS	146,024,976	2,614,603	151,223	-	-	143,237	32,666
OTHER TAXES	950,394	18,779	156,287	1,830	-	-	-
INTERNATIONAL TAXES	-	-	-	-	-	-	-
OTHER CREDITS	830,048,319	218,301	33,546	-	-	-	-
INCOME AND DIVIDENDS RECEIVABLE	1,553,199	-	-	-	-	-	-
INVENTORY	517,614,420	7,098,086	584,334	-	-	-	-
INDUSTRIAL ACTIVITY	511,845,185	7,098,086	19,330	-	-	-	-
FINISHED PRODUCTS	113,811,337	271,756	(3,651)	-	-	-	-
RAW MATERIAL	199,270,994	1,561,900	-	-	-	-	-
PACKAGING	55,492,520	642,053	-	-	-	-	-
INTERMEDIATE MATERIALS FOR PRODUCITON	9,388,649	257,023	-	-	-	-	-
ADVANCES TO SUPPLIERS - MATERIALS AND SERVICES	14,445,734	-	-	-	-	-	-
SEMI-ELABORATED	52,264,741	1,433,122	-	-	-	-	-
SUPPLIES - PLANT	54,126,201	1,980,740	-	-	-	-	-
OTHER INVENTORIES	730,968	558,148	-	-	-	-	-
IMPORT IN PROGRESS	7,183,297	50,850	-	-	-	-	-
EM/EF - INVENTORIES	5,130,744	342,493	22,981	-	-	-	-
DISTRIBUTION ACTIVITY	18,278,241	-	565,004	-	-	-	-
FINISHED PRODUCTS - DISTRIBUTION	18,038,086	-	564,790	-	-	-	-
CONTAINERS - DISTRIBUTION	-	-	-	-	-	-	-
OTHER INVENTORIES - DISTRIBUTION	240,155	-	215	-	-	-	-
PROVISION FOR LOSSES IN INVENTORY	(12,509,005)	-	-	-	-	-	-
PREPAID EXPENSES	129,684,386	1,001,584	124,016	-	-	-	-
INSURANCE TO BE APPROPRIATED	2,748,266	-	-	-	-	-	-
TAXES TO BE APPROPRIATED	2,840,124	-	-	-	-	-	-
FINANCIAL OBLIGATIONS TO BE APPROPRIATED	-	-	-	-	-	-	-
11420001 Financial obligations to BE appropriated	-	-	-	-	-	-	-
OTHER EXPESES TO BE APPROPRIATED	124,095,996	1,001,584	124,016	-	-	-	-
11430001 Rent to be appropriated	-	-	-	-	-	-	-
11430002 Leasing to be appropriated	40,064	-	-	-	-	-	-
11430003 Exclusivity contracts to be appropriated	48,712,606	-	-	-	-	-	-
11430005 Advertisement and Publicity to be appropriated	50,740,487	1,290	-	-	-	-	-
11430007 Transportation voucher to be appropriated	226,651	-	-	-	-	-	-
11430009 Subscriptions to be appropriated	821	-	-	-	-	-	-
11430011 Cost Allowances to be appropriated	-	-	-	-	-	-	-
11430012 License Fee and Taxa de funcionamento to be appropriated	90,129	-	26,262	-	-	-	-
11430013 Pre-operational expenses - Ind. Proj.to be appropriated	-	-	-	-	-	-	-
11430019 Other materials to be appropriated	-	-	-	-	-	-	-
11430021 IPTU (municipal real estate tax) to be appropriated	3,501,624	33,221	-	-	-	-	-
11430022 Selling Expenses	-	288	-	-	-	-	-
11430023 Expenses to be appropriated - others - Interface	3,731,605	966,786	-	-	-	-	-
11430029 Expenses to be appropriated - issuance of loans - ST	16,109,517	-	-	-	-	-	-
11430099 Other expenses to be appropriated	942,491	-	97,754	-	-	-	-
LONG TERM ASSETS	2,565,180,198	1,288,532,230	24,149,087	12,342,459	18,159,690	-	-
ACCOUNTS RECEIVABLE - LT	1,131,208,058	985,049,012	16,967,231	2,771,564	18,159,690	-	-
GROUP'S UNIT RECEIVABLES - LT	1,078,471,593	984,474,012	16,967,231	2,771,564	18,159,690	-	-
GROUP'S UNITS - LOANS RECEIVABLES	1,078,471,593	984,474,012	16,967,231	2,771,564	18,159,690	-	-
ADVANCES FOR FUTURE CAPITAL INCREASE	-	-	-	-	-	-	-
ACCOUNTS RECEIVABLE EMPLOYEES - STOCK OWNERSHIP PLAN	48,748,748	-	-	-	-	-	-
CLIENTS LT	3,862,049	-	-	-	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLER	-	-	-	-	-	-	-
BILLS RECEIVABLE	125,667	575,000	-	-	-	-	-
LONG TERM CREDITS	1,411,942,140	303,483,218	7,181,855	9,570,895	-	-	-
COMPULSORY DEPOSITS AND FEDERAL OBLIGATIONS	7,015,895	761,602	-	-	-	-	-
DEPOSITS FOR INVESTMENT IN FISCAL INCENTIVES	(7,431,546)	817,967	-	-	-	-	-
JUDICIAL DEPOSITS	209,588,906	80,992,878	4,397,561	-	-	-	-
PREPAID EXPENSES	113,533,885	-	-	-	-	-	-
TEMPORARY INVESTMENTS	132,642,423	4,413,588	-	-	-	-	-
TAXES TO RECOVER - LT	181,042,731	63,475,649	419,147	-	-	-	-
OTHER ACCOUNTS RECEIVABLE	4,066,198	3,291,065	-	-	-	-	-
DEFERRED FISCAL ASSETS	771,483,647	149,730,469	2,365,148	9,570,895	-	-	-
ACTUARIAL ASSETS - CVM 371	22,030,000	-	-	-	-	-	-
PERMANENT ASSETS	9,474,814,908	54,767,934	1,024,686	334,044,013	59,302,591	197,031	(455,869)
INVESTMENTS	6,844,269,934	16,484,480	519,823	334,044,013	59,302,591	-	8,650
INVESTIMENTS IN AFFILIATE COMPANIES	6,759,146,507	15,379,507	-	333,451,376	42,531,669	-	-
INVESTMENTS - ADJUSTED COST	-	-	-	-	-	-	-
INVESTIMENTS IN AFFILIATE COMPANIES	6,759,146,507	18,250,240	-	333,451,376	42,531,669	-	-
(-) PROVISION FOR LOSSES - STOCK INTERESTS	-	(2,870,733)	-	-	-	-	-
GOODWILL ON STOCK INTERESTS	70,721,655	-	-	-	16,770,922	-	-
DISCOUNT ON STOCK INTERESTS	-	-	-	-	-	-	-
OTHER STOCK INTERESTS	14,401,773	1,104,973	519,823	592,637	-	-	8,650
FISCAL INVESTMENTS - STOCKS	(1,050,725)	63,073	-	(253,987)	-	-	-
INVESTMENT CERTIFICATES	1,162,519	370,075	519,823	846,624	-	-	-
FORESTATION / REFORESTATION	98,553	-	-	-	-	-	-
INVESTMENTS IN CULTURE AND ARTS	-	-	-	-	-	-	-
OTHER INVESTMENTS	14,191,426	671,825	-	-	-	-	8,650
FIXED ASSETS	2,538,355,252	38,270,462	502,209	-	-	197,031	(499,524)
FIXED ASSETS - COST	6,474,974,398	131,651,724	1,324,457	-	-	220,903	-
REAL ESTATE	1,228,596,025	29,977,190	-	-	-	-	-
IMPROVEMENTS IN REAL ESTATE ASSETS	75,736,840	2,544,578	20,300	-	-	-	-
PLANTATIONS	6,842,703	-	-	-	-	-	-
OTHER REAL ESTATE ASSETS	911,642	-	-	-	-	-	-
EQUIPMENT, FURNITURE, VEHICLES AND OTHERS	335,431,296	5,780,662	1,170,660	-	-	220,903	-
MACHINERY, EQUIPMENT AND IMPLEMENTATION	240,145	-	-	-	-	-	-
EQUIPMENT	3,026,197,454	65,964,262	-	-	-	-	-
INSTALLATIONS	178,481,821	7,379,048	-	-	-	-	-
EXTERNAL USE GOODS	748,612,788	10,020,487	46,583	-	-	-	-
INTANGIBLE ASSETS	873,033,189	9,985,498	86,914	-	-	-	-
FIXED ASSET INVESTMENT STOREHOUSE	890,493	-	-	-	-	-	-
ASSETS REVALUATION	-	-	-	-	-	-	-
REVALUATIONS - AM	-	-	-	-	-	-	-
FIXED ASSETS IN COURSE	113,242,264	1,438,622	0	-	-	-	-
ADVANCES IN FIXED ASSET INVESTMENTS	6,334,572	-	-	-	-	-	-
FIXED ASSETS IN COURSE - COST	106,907,692	1,438,622	0	-	-	-	-
ACCUMULATED DEPRECIATION	(4,038,356,486)	(92,822,757)	(822,248)	-	-	(23,872)	(499,524)
ACCUMULATED DEPRECIATION - COST	(3,113,819,417)	(88,766,644)	(787,020)	-	-	(23,872)	(499,524)
ACC. DEPRECIATION ON REAL ESTATE	(384,760,846)	(12,872,039)	-	-	-	(23,872)	(499,524)
ACCUMULATED DEPRECIATION ON REAL ESTATE IMPROVEMENTS	(29,927,758)	(1,165,706)	(203)	-	-	-	-
ACC. DEPRECIATION ON EQUIMENT, FURNITURE, ETC	(243,192,063)	(4,666,382)	(761,308)	-	-	-	-
ACCUMULATED DEPRECIATION ON MACHINERY, EQUIPMENT AND IMPLEMENTATION	(154,234)	-	-	-	-	-	-
ACC. DEPRECIATION ON EQUIPMENT	(2,068,040,071)	(59,309,436)	-	-	-	-	-
ACC. DEPRECIATION ON INSTALLATIONS	(101,238,737)	(7,143,816)	-	-	-	-	-
ACC. DEPRECIATION ON EXTERNAL USE GOODS	(286,503,883)	(3,609,265)	(25,509)	-	-	-	-
DEPRECIATION - OTHER ASSETS	(1,825)	-	-	-	-	-	-
ACC. DEPRECIATION ON ON FIXED ASSETS REVALUATION	(582,393,616)	(720,172)	-	-	-	-	-
DEPRECIATION - FURNITURE REVALUATION	(582,393,616)	(720,172)	-	-	-	-	-
ACC. AMORTIZATION - FIXED ASSETS	(340,379,492)	(3,335,941)	(35,228)	-	-	-	-
ACC. AMORTIZATION ON INTANGIBLE ASSETS	(340,379,492)	(3,335,941)	(35,228)	-	-	-	-
DEPLETION	(1,763,960)	-	-	-	-	-	-
DEPLETION ON OTHER FIXED ASSETS	(1,763,960)	-	-	-	-	-	-
(-) PROVISION FOR LOSSES - FIXED ASSETS	(11,504,925)	(1,997,127)	-	-	-	-	-
DEFERRED CHARGES	92,189,721	12,992	2,655	-	-	-	35,006
DEFERRED EXPENSES	281,287,527	58,277	2,724	-	-	-	35,006
PRE-OPERATIONAL EXPENSES DEFERRED	144,006,173	4,200	2,724	-	-	-	-
IMPLEMENTATION - ORGANIZATIONAL EXPENSES	11,555,453	-	-	-	-	-	35,006
EXPANSION COSTS	21,847,279	-	-	-	-	-	-
EXPANSION - ORGANIZATIONAL COSTS	17,370,210	54,077	-	-	-	-	-
PRE-OPERATIONAL REVENUES	-	-	-	-	-	-	-
MISCELLANEOUS EXPENSES DEFERRED	38,885,110	-	-	-	-	-	-
PROJECTS	47,623,302	-	-	-	-	-	-
ACC. AMONTIZATION - DEFERRED	(189,097,806)	(45,285)	(69)	-	-	-	-
ACC. AMORTIZATION - DEFERRED PRE-OPERATIONAL EXPENSES	(189,097,806)	(45,285)	(69)	-	-	-	-
DEFERRED - EXPANSION - ORGANIZATIONAL EXPENSES	-	-	-	-	-	-	-
AMORTIZATION - MISCELLANEOUS EXPENSES DEFERRED	-	-	-	-	-	-	-
LIABILITIES	(15,682,657,620)	(1,631,209,757)	(29,318,089)	(347,551,350)	(88,923,093)	(792,692)	(56,868)
CURRENT LIABILITIES	(3,069,391,705)	(27,374,120)	(3,195,260)	(8,292)	(4,327,723)	(3,663,425)	(1,757)
SUPPLIERS	(270,557,428)	(1,871,714)	(264,488)	-	-	1,256	-
DOMESTIC SUPPLIERS	(264,593,886)	(1,778,134)	(224,726)	-	-	-	-
THIRD PARTY SUPPLIERS	(247,801,143)	(1,776,232)	(56,830)	-	-	-	-
SUPPLIERS EGA	(16,792,743)	(1,902)	(167,897)	-	-	-	-
EM/EF-SUPPLIERS	(2,851,805)	(3,518)	(39,762)	-	-	-	-
FOREING SUPPLIERS	(3,301,859)	(90,062)	-	-	-	1,256	-
CONSIGMENTS	190,123	-	-	-	-	-	-
DEFERRED CHECKS ISSUED	-	-	-	-	-	-	-
LOANS AND FINANCING	(1,846,456,917)	(9,158,216)	-	-	-	-	-
LOANS AND FINANCING - DOMESTIC CURRENCY	(197,827,370)	(1,185,291)	-	-	-	-	-
LOANS AND FINANCING - FOREING CURRENCY	(1,632,201,068)	(5,992,074)	-	-	-	-	-
LOANS AND FINANCING FISCAL INCENTIVES	(16,428,479)	(1,980,851)	-	-	-	-	-
OFFICERS AND SHAREHOLDERS	(202,746,875)	(809,404)	-	-	-	-	-
OTHER OBLIGATIONS - OFFICERS, SHAREHOLDERS, QUOTA HOLDERS	93,534	(709,235)	-	-	-	-	-
INTEREST ON OWN CAPITAL	(2,345)	(100,170)	-	-	-	-	-
PROVISION INTEREST ON OWN CAPITAL	(202,838,064)	-	-	-	-	-	-
TAXES PAYABLE	(447,542,538)	(8,663,121)	(272,823)	(830)	-	-	(468)
TAXES PAYABLE - INCOME TAX AND SOCIAL CONTRIBUTION	(334,760)	(62)	(1,399)	-	-	-	-
TAXES PAYABLE IPI	(27,712,024)	(1,034,208)	-	-	-	-	(468)
TAXES PAYABLE - ICMS	(653,333,706)	(93,868,941)	(1,949)	-	-	-	-
TAXES PAYABLE - IRRF	894,897	1,195	(340)	-	-	-	-
TAXES PAYABLE - PIS	(14,370,158)	(1,196,676)	4,265	(148)	-	-	-
TAXES PAYABLE - CONFINS	(72,328,315)	(5,531,404)	(258,162)	(682)	-	-	-
TAXES PAYABLE - ISS	(319,021)	(27,092)	-	-	-	-	-
TAXES PAYABLE - OTHERS	(7,453,152)	(106,312)	(15,238)	-	-	-	-
VALUE ADDED TAX - MALTERIA PAMP	-	-	-	-	-	-	-
TAXES ON ASSETS PAYABLE	-	-	-	-	-	-	-
TAXES ON GROSS INCOME PAYABLE	-	-	-	-	-	-	-
VALUE ADDED TAX - MALT. URUGUAY	-	-	-	-	-	-	-
FISCAL INCENTIVES	327,413,700	93,100,379	-	-	-	-	-
WAGES/LABOUR CHARGES	(21,442,253)	(50,968)	(15,737)	-	-	(1,486)	(1,288)
PAYROLL	(7,209,015)	-	-	-	-	(1,486)	(1,288)
LABOR CHARGES	(14,233,239)	(50,968)	(15,737)	-	-	-	-
OTHER OBLIGATIONS	(107,155,701)	(341,027)	(12,526)	-	(4,327,723)	-	-
ADVANCES FROM CLIENTS	(2,064,838)	(25,669)	(11,945)	-	-	-	-
ACCOUNTS PAYABLE	(105,090,862)	(315,358)	(581)	-	(4,327,723)	-	-
PROMISSORY NOTES	-	-	-	-	-	-	-
PROVISIONS	(169,406,317)	(5,641,532)	(2,346,490)	(7,462)	-	-	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	(1,664,901)	(4,745,779)	(1,164,360)	(7,462)	-	-	-
LABOUR PROVISIONS	(72,860,164)	(794,993)	(501,127)	-	-	-	-
STATUTORY PROVISIONS	(43,061,000)	-	(4,256)	-	-	-	-
OTHER PROVISIONS	(51,820,252)	(100,760)	(676,746)	-	-	-	-
AFFILIATED COMPANIES - OBLIGATIONS	(4,083,675)	(838,138)	(283,197)	-	-	(3,663,195)	-
LONG TERM LIABILITIES	(7,240,468,618)	(140,903,590)	(8,012,193)	(829,004)	(232,908,289)	-	568,534
GROUP'S UNITS PAYABLE - LT	(394,988,031)	(1,646,861)	(2,163,989)	(3,473)	(232,908,289)	-	568,534
GROUP'S UNITS - INTERCOMPANY LOANS PAYABLE	(394,988,031)	(1,646,861)	(2,163,989)	(3,473)	(232,908,289)	-	568,534
SUPPLIERS - LT	(653,126)	-	-	-	-	-	-
DOMESTIC SUPPLIERS - LT	(653,126)	-	-	-	-	-	-
LOANS AND FINANCING - LT	(5,523,024,321)	(6,882,991)	-	-	-	-	-
LOANS AND FINANCING - DOMESTIC CURRENCY - LT	(247,269,076)	(49,355)	-	-	-	-	-
LOANS AND FINANCING - FOREING CURRENCY - LT	(4,925,088,790)	-	-	-	-	-	-
LOANS AND FINANCING - FISCAL INCENTIVES - LT	(350,666,456)	(6,833,635)	-	-	-	-	-
TAXES PAYABLE - LONG TERM	(225,247,009)	-	-	-	-	-	-
FISCAL INCENTIVES - LT	(225,247,009)	-	-	-	-	-	-
OTHER OBLIGATIONS PAYABLE	(216,892,636)	-	-	-	-	-	-
ACCOUNTS PAYABLE	(216,892,636)	-	-	-	-	-	-
LONG TERM PROVISIONS	(806,277,756)	(132,522,590)	(5,848,204)	(825,532)	-	-	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	(19,650,592)	(2,802,361)	-	-	-	-	-
PROVISION FOR CONTINGENCIES	(786,627,163)	(129,720,229)	(5,848,204)	(825,532)	-	-	-
ACTUARIAL LIABILITIES - CVM 371	(73,385,738)	148,852	-	-	-	-	-
DEFERRED INCOME	(0)	-	-	-	-	-	-
REVENUES	(0)	-	-	-	-	-	-
DEFERRED INCOME	(0)	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-	-
MINORITY SHAREHOLDERS' CAPITAL	-	-	-	-	-	-	-
MINORITY SHAREHOLDERS' RESERVES	-	-	-	-	-	-	-
EQUITY - CONTROLLING SHAREHOLDERS	(5,372,797,297)	(1,462,932,047)	(18,110,637)	(346,714,054)	148,312,919	2,870,733	(623,645)
CAPITAL STOCK	(4,427,378,222)	(1,301,991,729)	(6,150,000)	(669,019,357)	(90,150)	(30,000)	(818,000)
PAID-IN CAPITAL	(4,427,378,222)	(1,301,991,729)	(6,150,000)	(669,019,357)	(90,150)	(30,000)	(818,000)
CAPITAL TO BE PAID-IN	-	-	-	-	-	-	-
CAPITAL RESERVE	(303,165,190)	(220,705,739)	(675,253)	(4,702,375)	-	-	-
EARNINGS RESERVE	(225,495,382)	85,875,639	(11,129,092)	335,271,729	120,204,017	2,900,733	194,355
RESERVE FOR CAPITAL INCREASE	(533,323,168)	-	(8,442,417)	302,160,202	559,574	2,608,888	173,337
REVALUATION RESERVES	-	-	-	-	-	-	-
RESULTS NOT YET DUE	-	-	-	-	-	-	-
(-) SHARES IN TREASURY	104,989,720	274,792	210,291	-	-	-	-
RETAINED EANINRGS (LOSSES)	202,838,065	85,600,847	(2,896,966)	33,111,527	119,644,443	291,845	21,018
EQUITY RESULT	-	-	-	-	-	-	-
RESULTADO MAGNUS - BURDEN	-	-	-	-	-	-	-
NET PROFIT IN THE PERIOD	(416,758,503)	(26,110,218)	(156,292)	(8,264,050)	28,199,052	-	-

APSIS CONSULTORIA EMPRESARIAL	Annex 07

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	BALANCE SHEET	APPRAISAL REPORT: RJ-174/04
REFERENCE DATE: 05/31/2004

BALANCE SHEET STRUCTURE	102-Agrega	103-Cympay	105-Mar Caribe	110-Monthiers	114-Ncaq	115-Dunvegan
ASSETS	907,383	116,743,564	114,069,563	4,013,966,093	341,354,476	2,344,940,861
CURRENT ASSETS	397,021	81,295,417	112,331,590	2,199,852,295	-	505,567,647
CASH AND EQUIVALENTS	16,064	160,148	1,743,019	-	-	-
CASH AND BANKS	16,064	160,148	1,743,019	-	-	-
ASSETS IN CASH	-	5,744	2,128	-	-	-
BANKS	16,064	154,403	1,740,891	-	-	-
CHECKING ACCOUNT	16,064	(5,824,097)	206,528	-	-	-
BANKS RECONCILIATION - INS (TRANSITORY)	-	3,105,650	29,274	-	-	-
BANKS RECONCILIATION - OUTS (TRANSITORY)	-	2,872,851	1,505,089	-	-	-
CREDITS AND VALUABLES	374,146	41,493,554	108,192,268	2,199,852,295	-	505,567,647
ACCOUNT RECEIVABLES FROM CLIENTS	9,185	9,771,461	106,961,782	-	-	-
CLIENTS	9,185	351,613	802,675	-	-	-
CLIENTS EGA	-	9,419,848	106,159,107	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLERS	-	-	-	-	-	-
BILL RECEIVABLES	-	351,679	138,700	-	-	-
EXPORT SUBSIDIES	-	-	-	-	-	-
RELATED COMPANIES - CREDITS	-	2,798,559	-	-	-	-
(-) LOSSES RESULTING FROM CREDIT RECEIVABLES	-	(138,560)	(5,695)	-	-	-
ACCOUNTS RECEIVABLE FROM EMPLOYEES	-	6,183	26,380	-	-	-
TRADABLE SECURITIES	350,050	18,371,167	-	2,083,740,473	-	505,548,528
ADVANCES FROM SUPPLIERS MATERIALS / SERVICES	-	996,968	-	-	-	-
TAXES TO RECOVER	14,912	8,251,552	1,060,350	-	-	-
IR / CS / IRRF	14,911	(810)	-	-	-	-
IPI / ICMS / PIS / COFINS	-	-	-	-	-	-
OTHER TAXES	0	676,462	-	-	-	-
INTERNATIONAL TAXES	-	7,575,900	1,060,350	-	-	-
OTHER CREDITS	-	1,084,546	10,750	116,111,822	-	19,120
INCOME AND DIVIDENDS RECEIVABLE	-	-	-	-	-	-
INVENTORY	4,212	39,641,715	2,160,061	-	-	-
INDUSTRIAL ACTIVITY	4,212	40,922,335	57,265	-	-	-
FINISHED PRODUCTS	-	23,634,332	-	-	-	-
RAW MATERIAL	-	1,870,507	-	-	-	-
PACKAGING	-	877,654	-	-	-	-
INTERMEDIATE MATERIALS FOR PRODUCITON	-	(1,368,479)	-	-	-	-
ADVANCES TO SUPPLIERS - MATERIALS AND SERVICES	4,212	-	-	-	-	-
SEMI-ELABORATED	-	13,381,484	-	-	-	-
SUPPLIES - PLANT	-	693,437	-	-	-	-
OTHER INVENTORIES	-	(5,367,735)	331	-	-	-
IMPORT IN PROGRESS	-	112,995	-	-	-	-
EM/EF - INVENTORIES	-	7,088,141	56,933	-	-	-
DISTRIBUTION ACTIVITY	-	-	2,105,510	-	-	-
FINISHED PRODUCTS - DISTRIBUTION	-	-	2,004,590	-	-	-
CONTAINERS - DISTRIBUTION	-	-	57,541	-	-	-
OTHER INVENTORIES - DISTRIBUTION	-	-	43,379	-	-	-
PROVISION FOR LOSSES IN INVENTORY	-	(1,280,620)	(2,714)	-	-	-
PREPAID EXPENSES	2,599	0	236,242	-	-	-
INSURANCE TO BE APPROPRIATED	-	1,983,364	216,985	-	-	-
TAXES TO BE APPROPRIATED	-	-	-	-	-	-
FINANCIAL OBLIGATIONS TO BE APPROPRIATED	-	-	-	-	-	-
11420001 Financial obligations to BE appropriated	-	-	-	-	-	-
OTHER EXPESES TO BE APPROPRIATED	2,599	(1,983,363)	19,257	-	-	-
11430001 Rent to be appropriated	-	-	19,257	-	-	-
11430002 Leasing to be appropriated	-	-	-	-	-	-
11430003 Exclusivity contracts to be appropriated	-	-	-	-	-	-
11430005 Advertisement and Publicity to be appropriated	-	-	-	-	-	-
11430007 Transportation voucher to be appropriated	-	-	-	-	-	-
11430009 Subscriptions to be appropriated	2,599	-	-	-	-	-
11430011 Cost Allowances to be appropriated	-	-	-	-	-	-
11430012 License Fee and Taxa de funcionamento to be appropriated	-	-	-	-	-	-
11430013 Pre-operational expenses - Ind. Proj.to be appropriated	-	-	-	-	-	-
11430019 Other materials to be appropriated	-	-	-	-	-	-
11430021 IPTU (municipal real estate tax) to be appropriated	-	-	-	-	-	-
11430022 Selling Expenses	-	-	-	-	-	-
11430023 Expenses to be appropriated - others - Interface	-	-	-	-	-	-
11430029 Expenses to be appropriated - issuance of loans - ST	-	-	-	-	-	-
11430099 Other expenses to be appropriated	-	(1,983,363)	-	-	-	-
LONG TERM ASSETS	-	(0)	-	1,370,020,782	-	236,970,336
ACCOUNTS RECEIVABLE - LT	-	(0)	-	1,344,793,811	-	20,320,462
GROUP'S UNIT RECEIVABLES - LT	-	(0)	-	1,344,793,811	-	20,320,462
GROUP'S UNITS - LOANS RECEIVABLES	-	(0)	-	1,344,793,811	-	20,320,462
ADVANCES FOR FUTURE CAPITAL INCREASE	-	-	-	-	-	-
ACCOUNTS RECEIVABLE EMPLOYEES - STOCK OWNERSHIP PLAN	-	-	-	-	-	-
CLIENTS LT	-	-	-	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLER	-	-	-	-	-	-
BILLS RECEIVABLE	-	-	-	-	-	-
LONG TERM CREDITS	-	-	-	25,226,970	-	216,649,875
COMPULSORY DEPOSITS AND FEDERAL OBLIGATIONS	-	-	-	-	-	-
DEPOSITS FOR INVESTMENT IN FISCAL INCENTIVES	-	-	-	-	-	-
JUDICIAL DEPOSITS	-	-	-	-	-	-
PREPAID EXPENSES	-	-	-	-	-	-
TEMPORARY INVESTMENTS	-	-	-	-	-	-
TAXES TO RECOVER - LT	-	-	-	-	-	-
OTHER ACCOUNTS RECEIVABLE	-	-	-	25,226,970	-	216,649,875
DEFERRED FISCAL ASSETS	-	-	-	-	-	-
ACTUARIAL ASSETS - CVM 371	-	-	-	-	-	-
PERMANENT ASSETS	510,363	35,448,148	1,737,972	444,093,015	341,354,476	1,602,402,877
INVESTMENTS	-	497,365	-	444,093,015	341,354,476	1,602,402,877
INVESTIMENTS IN AFFILIATE COMPANIES	-	497,365	-	279,335,789	384,746,904	655,494,911
INVESTMENTS - ADJUSTED COST	-	-	-	-	-	-
INVESTIMENTS IN AFFILIATE COMPANIES	-	497,365	-	279,335,789	384,746,904	655,494,911
(-) PROVISION FOR LOSSES - STOCK INTERESTS	-	-	-	-	-	-
GOODWILL ON STOCK INTERESTS	-	-	-	182,386,127	(43,392,428)	946,907,967
DISCOUNT ON STOCK INTERESTS	-	-	-	(17,628,901)	-	-
OTHER STOCK INTERESTS	-	-	-	-	-	-
FISCAL INVESTMENTS - STOCKS	-	-	-	-	-	-
INVESTMENT CERTIFICATES	-	-	-	-	-	-
FORESTATION / REFORESTATION	-	-	-	-	-	-
INVESTMENTS IN CULTURE AND ARTS	-	-	-	-	-	-
OTHER INVESTMENTS	-	-	-	-	-	-
FIXED ASSETS	222,807	34,950,783	1,593,399	-	-	-
FIXED ASSETS - COST	345,342	117,333,908	6,240,525	-	-	-
REAL ESTATE	-	47,838,092	-	-	-	-
IMPROVEMENTS IN REAL ESTATE ASSETS	-	-	-	-	-	-
PLANTATIONS	-	-	-	-	-	-
OTHER REAL ESTATE ASSETS	-	-	-	-	-	-
EQUIPMENT, FURNITURE, VEHICLES AND OTHERS	345,342	66,190,594	4,961,239	-	-	-
MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	-	-	-	-	-
EQUIPMENT	-	(1,594,119)	235,414	-	-	-
INSTALLATIONS	-	-	-	-	-	-
EXTERNAL USE GOODS	-	4,899,341	1,010,825	-	-	-
INTANGIBLE ASSETS	-	-	33,046	-	-	-
FIXED ASSET INVESTMENT STOREHOUSE	-	-	-	-	-	-
ASSETS REVALUATION	-	(724)	-	-	-	-
REVALUATIONS - AM	-	(724)	-	-	-	-
FIXED ASSETS IN COURSE	-	180,180	-	-	-	-
ADVANCES IN FIXED ASSET INVESTMENTS	-	1,754,289	-	-	-	-
FIXED ASSETS IN COURSE - COST	-	(1,574,109)	-	-	-	-
ACCUMULATED DEPRECIATION	(122,535)	(82,562,582)	(4,647,126)	-	-	-
ACCUMULATED DEPRECIATION - COST	(122,535)	(84,820,263)	(4,636,661)	-	-	-
ACC. DEPRECIATION ON REAL ESTATE	-	(10,030,455)	-	-	-	-
ACCUMULATED DEPRECIATION ON REAL ESTATE IMPROVEMENTS	-	-	-	-	-	-
ACC. DEPRECIATION ON EQUIMENT, FURNITURE, ETC	(122,535)	(75,212,588)	(4,281,767)	-	-	-
ACCUMULATED DEPRECIATION ON MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	-	-	-	-	-
ACC. DEPRECIATION ON EQUIPMENT	-	422,780	(67,269)	-	-	-
ACC. DEPRECIATION ON INSTALLATIONS	-	-	-	-	-	-
ACC. DEPRECIATION ON EXTERNAL USE GOODS	-	(0)	(287,625)	-	-	-
DEPRECIATION - OTHER ASSETS	-	-	-	-	-	-
ACC. DEPRECIATION ON ON FIXED ASSETS REVALUATION	-	2,257,681	-	-	-	-
DEPRECIATION - FURNITURE REVALUATION	-	2,257,681	-	-	-	-
ACC. AMORTIZATION - FIXED ASSETS	-	-	(10,465)	-	-	-
ACC. AMORTIZATION ON INTANGIBLE ASSETS	-	-	(10,465)	-	-	-
DEPLETION	-	-	-	-	-	-
DEPLETION ON OTHER FIXED ASSETS	-	-	-	-	-	-
(-) PROVISION FOR LOSSES - FIXED ASSETS	-	(0)	-	-	-	-
DEFERRED CHARGES	287,556	-	144,573	-	-	-
DEFERRED EXPENSES	287,556	-	229,079	-	-	-
PRE-OPERATIONAL EXPENSES DEFERRED	-	-	-	-	-	-
IMPLEMENTATION - ORGANIZATIONAL EXPENSES	-	-	-	-	-	-
EXPANSION COSTS	-	-	-	-	-	-
EXPANSION - ORGANIZATIONAL COSTS	-	-	-	-	-	-
PRE-OPERATIONAL REVENUES	-	-	-	-	-	-
MISCELLANEOUS EXPENSES DEFERRED	287,556	-	229,079	-	-	-
PROJECTS	-	-	-	-	-	-
ACC. AMONTIZATION - DEFERRED	-	-	(84,505)	-	-	-
ACC. AMORTIZATION - DEFERRED PRE-OPERATIONAL EXPENSES	-	-	(84,505)	-	-	-
DEFERRED - EXPANSION - ORGANIZATIONAL EXPENSES	-	-	-	-	-	-
AMORTIZATION - MISCELLANEOUS EXPENSES DEFERRED	-	-	-	-	-	-
LIABILITIES	(907,383)	(116,743,564)	(114,069,563)	(4,013,966,093)	(341,354,476)	(2,344,940,861)
CURRENT LIABILITIES	(1,291,953)	(60,713,610)	(125,752,984)	(63,157,761)	-	(110,545,823)
SUPPLIERS	-	(2,716,139)	(113,953,906)	-	-	-
DOMESTIC SUPPLIERS	-	6,979,299	(112,339,931)	-	-	-
THIRD PARTY SUPPLIERS	-	9,317,386	(582,105)	-	-	-
SUPPLIERS EGA	-	(2,338,086)	(111,757,826)	-	-	-
EM/EF-SUPPLIERS	-	79,949	(659,775)	-	-	-
FOREING SUPPLIERS	-	(9,775,387)	-	-	-	-
CONSIGMENTS	-	-	-	-	-	-
DEFERRED CHECKS ISSUED	-	-	(954,199)	-	-	-
LOANS AND FINANCING	-	(39,960,569)	(9,468,138)	-	-	(100,785,335)
LOANS AND FINANCING - DOMESTIC CURRENCY	-	-	(9,468,138)	-	-	-
LOANS AND FINANCING - FOREING CURRENCY	-	(39,960,569)	-	-	-	(100,785,335)
LOANS AND FINANCING FISCAL INCENTIVES	-	-	-	-	-	-
OFFICERS AND SHAREHOLDERS	-	(44,965)	-	-	-	-
OTHER OBLIGATIONS - OFFICERS, SHAREHOLDERS, QUOTA HOLDERS	-	(44,965)	-	-	-	-
INTEREST ON OWN CAPITAL	-	-	-	-	-	-
PROVISION INTEREST ON OWN CAPITAL	-	-	-	-	-	-
TAXES PAYABLE	(26,627)	(1,813,366)	(1,558,485)	(47,505)	-	-
TAXES PAYABLE - INCOME TAX AND SOCIAL CONTRIBUTION	(26,627)	(1,416,646)	-	(47,505)	-	-
TAXES PAYABLE IPI	-	(47,947)	-	-	-	-
TAXES PAYABLE - ICMS	-	-	-	-	-	-
TAXES PAYABLE - IRRF	-	-	-	-	-	-
TAXES PAYABLE - PIS	-	-	-	-	-	-
TAXES PAYABLE - CONFINS	-	11	-	-	-	-
TAXES PAYABLE - ISS	-	-	-	-	-	-
TAXES PAYABLE - OTHERS	-	(18,121)	2,738	-	-	-
VALUE ADDED TAX - MALTERIA PAMP	-	1,910	-	-	-	-
TAXES ON ASSETS PAYABLE	-	(339,867)	(17,153)	-	-	-
TAXES ON GROSS INCOME PAYABLE	-	-	(1,509,385)	-	-	-
VALUE ADDED TAX - MALT. URUGUAY	-	7,293	(34,684)	-	-	-
FISCAL INCENTIVES	-	-	-	-	-	-
WAGES/LABOUR CHARGES	(79,564)	(80,265)	(85,952)	-	-	-
PAYROLL	(79,564)	95,123	(905)	-	-	-
LABOR CHARGES	-	(175,388)	(85,046)	-	-	-
OTHER OBLIGATIONS	(24,624)	(13,154,019)	-	(63,110,256)	-	(9,760,487)
ADVANCES FROM CLIENTS	-	(12,808,979)	-	-	-	-
ACCOUNTS PAYABLE	(24,624)	(345,040)	-	(63,110,256)	-	(9,760,487)
PROMISSORY NOTES	-	-	-	-	-	-
PROVISIONS	(1,161,139)	(1,654,925)	(686,504)	-	-	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-	-	-
LABOUR PROVISIONS	-	(420,146)	(276,768)	-	-	-
STATUTORY PROVISIONS	(1,161,139)	-	-	-	-	-
OTHER PROVISIONS	-	(1,234,778)	(409,737)	-	-	-
AFFILIATED COMPANIES - OBLIGATIONS	-	(1,289,363)	-	-	-	(1)
LONG TERM LIABILITIES	-	(12,740,281)	(155,018)	-	(431,294)	(996,609,327)
GROUP'S UNITS PAYABLE - LT	-	(0)	-	-	(431,294)	(996,609,327)
GROUP'S UNITS - INTERCOMPANY LOANS PAYABLE	-	(0)	-	-	(431,294)	(996,609,327)
SUPPLIERS - LT	-	-	-	-	-	-
DOMESTIC SUPPLIERS - LT	-	-	-	-	-	-
LOANS AND FINANCING - LT	-	(12,287,517)	-	-	-	-
LOANS AND FINANCING - DOMESTIC CURRENCY - LT	-	-	-	-	-	-
LOANS AND FINANCING - FOREING CURRENCY - LT	-	(12,287,517)	-	-	-	-
LOANS AND FINANCING - FISCAL INCENTIVES - LT	-	-	-	-	-	-
TAXES PAYABLE - LONG TERM	-	-	-	-	-	-
FISCAL INCENTIVES - LT	-	-	-	-	-	-
OTHER OBLIGATIONS PAYABLE	-	(452,764)	-	-	-	-
ACCOUNTS PAYABLE	-	(452,764)	-	-	-	-
LONG TERM PROVISIONS	-	-	(155,018)	-	-	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	-	(155,018)	-	-	-
PROVISION FOR CONTINGENCIES	-	-	-	-	-	-
ACTUARIAL LIABILITIES - CVM 371	-	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-	-
REVENUES	-	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-	-
MINORITY SHAREHOLDERS' CAPITAL	-	-	-	-	-	-
MINORITY SHAREHOLDERS' RESERVES	-	-	-	-	-	-
EQUITY - CONTROLLING SHAREHOLDERS	384,570	(43,289,673)	11,838,440	(3,950,808,332)	(340,923,182)	(1,237,785,711)
CAPITAL STOCK	(2,700,000)	(34,223,931)	(765,211)	(2,733,662,945)	(239,425,139)	(1,382,262,374)
PAID-IN CAPITAL	(2,700,000)	(34,223,931)	(765,211)	(2,733,662,945)	(239,425,139)	(1,382,262,374)
CAPITAL TO BE PAID-IN	-	-	-	-	-	-
CAPITAL RESERVE	(3,810,000)	-	(3,007,720)	-	-	-
EARNINGS RESERVE	5,891,017	(4,046,365)	8,886,618	(800,138,347)	(58,971,951)	66,502,772
RESERVE FOR CAPITAL INCREASE	-	(1)	(3,350,217)	-	-	-
REVALUATION RESERVES	-	1	-	-	-	-
RESULTS NOT YET DUE	-	1,180,106	-	-	-	-
(-) SHARES IN TREASURY	-	-	-	-	-	-
RETAINED EANINRGS (LOSSES)	5,891,017	(5,226,471)	12,236,835	(800,138,347)	(58,971,951)	66,502,772
EQUITY RESULT	-	-	-	-	-	-
RESULTADO MAGNUS - BURDEN	-	-	-	-	-	-
NET PROFIT IN THE PERIOD	1,003,553	(5,019,376)	6,724,753	(417,007,040)	(42,526,092)	77,973,891

APSIS CONSULTORIA EMPRESARIAL	Annex 07

AMBEV - CIA DE BEBIDAS DAS AMÉRICAS	BALANCE SHEET	APPRAISAL REPORT: RJ-174/04
REFERENCE DATE: 05/31/2004

BALANCE SHEET STRUCTURE	116-Lambic	117-D.Atlantico	118-Equador	119-Peru	120-Embodom
ASSETS	340,923,182	142,275,309	194,407,855	222,904,981	129,659,668
CURRENT ASSETS	-	45,054,166	10,003,734	77,558,431	27,595,749
CASH AND EQUIVALENTS	-	4,155,837	2,315,534	974,176	431,106
CASH AND BANKS	-	4,155,837	2,315,534	974,176	431,106
ASSETS IN CASH	-	-	-	20,681	-
BANKS	-	4,155,837	2,315,534	953,496	431,106
CHECKING ACCOUNT	-	2,533,222	2,315,534	266,675	431,106
BANKS RECONCILIATION - INS (TRANSITORY)	-	(736,174)	-	3,168,138	-
BANKS RECONCILIATION - OUTS (TRANSITORY)	-	2,358,790	-	(2,481,317)	-
CREDITS AND VALUABLES	-	32,512,350	2,859,998	58,587,516	17,909,274
ACCOUNT RECEIVABLES FROM CLIENTS	-	10,082,695	4,840,718	8,455,170	18,192,081
CLIENTS	-	9,987,663	4,840,718	8,455,170	18,192,081
CLIENTS EGA	-	95,032	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLERS	-	-	-	-	-
BILL RECEIVABLES	-	-	-	809,290	-
EXPORT SUBSIDIES	-	-	-	-	-
RELATED COMPANIES - CREDITS	-	90	-	1,581,751	-
(-) LOSSES RESULTING FROM CREDIT RECEIVABLES	-	-	(3,335,621)	-	(9,950,702)
ACCOUNTS RECEIVABLE FROM EMPLOYEES	-	92,881	-	37,709	-
TRADABLE SECURITIES	-	-	-	2,023,110	123,987
ADVANCES FROM SUPPLIERS MATERIALS / SERVICES	-	13,083,662	-	12,062,874	-
TAXES TO RECOVER	-	9,261,067	832,341	29,351,182	-
IR / CS / IRRF	-	-	-	-	-
IPI / ICMS / PIS / COFINS	-	-	-	-	-
OTHER TAXES	-	-	-	-	-
INTERNATIONAL TAXES	-	9,261,067	832,341	29,351,182	-
OTHER CREDITS	-	(8,045)	522,560	4,266,432	9,543,908
INCOME AND DIVIDENDS RECEIVABLE	-	-	-	-	-
INVENTORY	-	8,385,979	4,828,202	17,334,074	9,255,369
INDUSTRIAL ACTIVITY	-	8,385,979	4,828,202	16,960,887	10,603,396
FINISHED PRODUCTS	-	956,216	172,101	2,244,054	1,981,879
RAW MATERIAL	-	1,441,601	566,367	7,545,186	3,140,621
PACKAGING	-	2,186,905	-	3,524,882	-
INTERMEDIATE MATERIALS FOR PRODUCITON	-	615,832	397,396	226,259	87,062
ADVANCES TO SUPPLIERS - MATERIALS AND SERVICES	-	-	-	-	-
SEMI-ELABORATED	-	1,358,019	1,254,769	108,167	-
SUPPLIES - PLANT	-	249,350	2,437,569	3,308,401	5,393,833
OTHER INVENTORIES	-	13,616	-	3,938	-
IMPORT IN PROGRESS	-	1,498,235	-	-	-
EM/EF - INVENTORIES	-	66,204	-	-	-
DISTRIBUTION ACTIVITY	-	-	-	1,082,254	-
FINISHED PRODUCTS - DISTRIBUTION	-	-	-	996,341	-
CONTAINERS - DISTRIBUTION	-	-	-	-	-
OTHER INVENTORIES - DISTRIBUTION	-	-	-	85,914	-
PROVISION FOR LOSSES IN INVENTORY	-	-	-	(709,068)	(1,348,027)
PREPAID EXPENSES	-	(0)	-	662,664	-
INSURANCE TO BE APPROPRIATED	-	-	-	-	-
TAXES TO BE APPROPRIATED	-	-	-	-	-
FINANCIAL OBLIGATIONS TO BE APPROPRIATED	-	-	-	662,664	-
11420001 Financial obligations to BE appropriated	-	-	-	662,664	-
OTHER EXPESES TO BE APPROPRIATED	-	(0)	-	-	-
11430001 Rent to be appropriated	-	-	-	-	-
11430002 Leasing to be appropriated	-	-	-	-	-
11430003 Exclusivity contracts to be appropriated	-	-	-	-	-
11430005 Advertisement and Publicity to be appropriated	-	-	-	-	-
11430007 Transportation voucher to be appropriated	-	-	-	-	-
11430009 Subscriptions to be appropriated	-	-	-	-	-
11430011 Cost Allowances to be appropriated	-	-	-	-	-
11430012 License Fee and Taxa de funcionamento to be appropriated	-	-	-	-	-
11430013 Pre-operational expenses - Ind. Proj.to be appropriated	-	(0)	-	-	-
11430019 Other materials to be appropriated	-	-	-	-	-
11430021 IPTU (municipal real estate tax) to be appropriated	-	-	-	-	-
11430022 Selling Expenses	-	-	-	-	-
11430023 Expenses to be appropriated - others - Interface	-	-	-	-	-
11430029 Expenses to be appropriated - issuance of loans - ST	-	-	-	-	-
11430099 Other expenses to be appropriated	-	-	-	-	-
LONG TERM ASSETS	-	100,044	-	3,062,673	760,727
ACCOUNTS RECEIVABLE - LT	-	-	-	257,159	-
GROUP'S UNIT RECEIVABLES - LT	-	-	-	-	-
GROUP'S UNITS - LOANS RECEIVABLES	-	-	-	-	-
ADVANCES FOR FUTURE CAPITAL INCREASE	-	-	-	-	-
ACCOUNTS RECEIVABLE EMPLOYEES - STOCK OWNERSHIP PLAN	-	-	-	257,159	-
CLIENTS LT	-	-	-	-	-
TRADE NOTE RECEIVABLES - PRIVATE RELESELLER	-	-	-	-	-
BILLS RECEIVABLE	-	-	-	-	-
LONG TERM CREDITS	-	100,044	-	2,805,513	760,727
COMPULSORY DEPOSITS AND FEDERAL OBLIGATIONS	-	-	-	-	-
DEPOSITS FOR INVESTMENT IN FISCAL INCENTIVES	-	-	-	-	-
JUDICIAL DEPOSITS	-	-	-	-	248,740
PREPAID EXPENSES	-	-	-	-	-
TEMPORARY INVESTMENTS	-	-	-	-	-
TAXES TO RECOVER - LT	-	-	-	-	-
OTHER ACCOUNTS RECEIVABLE	-	100,044	-	2,805,513	511,987
DEFERRED FISCAL ASSETS	-	-	-	-	-
ACTUARIAL ASSETS - CVM 371	-	-	-	-	-
PERMANENT ASSETS	340,923,182	97,121,099	184,404,121	142,283,877	101,303,193
INVESTMENTS	340,923,182	-	-	-	-
INVESTIMENTS IN AFFILIATE COMPANIES	340,923,182	-	-	-	-
INVESTMENTS - ADJUSTED COST	-	-	-	-	-
INVESTIMENTS IN AFFILIATE COMPANIES	340,923,182	-	-	-	-
(-) PROVISION FOR LOSSES - STOCK INTERESTS	-	-	-	-	-
GOODWILL ON STOCK INTERESTS	-	-	-	-	-
DISCOUNT ON STOCK INTERESTS	-	-	-	-	-
OTHER STOCK INTERESTS	-	-	-	-	-
FISCAL INVESTMENTS - STOCKS	-	-	-	-	-
INVESTMENT CERTIFICATES	-	-	-	-	-
FORESTATION / REFORESTATION	-	-	-	-	-
INVESTMENTS IN CULTURE AND ARTS	-	-	-	-	-
OTHER INVESTMENTS	-	-	-	-	-
FIXED ASSETS	-	79,286,590	184,404,121	135,335,045	101,157,124
FIXED ASSETS - COST	-	70,446,293	227,854,804	103,264,014	141,135,116
REAL ESTATE	-	12,081,518	73,486,913	20,696,297	47,228,023
IMPROVEMENTS IN REAL ESTATE ASSETS	-	-	-	-	-
PLANTATIONS	-	-	-	-	-
OTHER REAL ESTATE ASSETS	-	-	-	-	-
EQUIPMENT, FURNITURE, VEHICLES AND OTHERS	-	647,072	10,275,965	44,112	25,397,530
MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	-	-	-	-
EQUIPMENT	-	35,124,303	130,076,687	63,334,531	18,973,591
INSTALLATIONS	-	-	7,663,166	-	2,159,038
EXTERNAL USE GOODS	-	22,593,400	6,352,073	19,184,874	47,376,934
INTANGIBLE ASSETS	-	-	-	4,201	-
FIXED ASSET INVESTMENT STOREHOUSE	-	-	-	-	-
ASSETS REVALUATION	-	-	-	-	-
REVALUATIONS - AM	-	-	-	-	-
FIXED ASSETS IN COURSE	-	14,314,141	40,678	37,552,078	107,707
ADVANCES IN FIXED ASSET INVESTMENTS	-	-	-	11,701,002	-
FIXED ASSETS IN COURSE - COST	-	14,314,141	40,678	25,851,075	107,707
ACCUMULATED DEPRECIATION	-	(5,473,844)	(43,491,361)	(5,481,047)	(37,404,707)
ACCUMULATED DEPRECIATION - COST	-	(5,473,844)	(43,491,361)	(5,481,047)	(37,404,707)
ACC. DEPRECIATION ON REAL ESTATE	-	(399,771)	(7,860,299)	(88,654)	(3,912,730)
ACCUMULATED DEPRECIATION ON REAL ESTATE IMPROVEMENTS	-	-	-	-	-
ACC. DEPRECIATION ON EQUIMENT, FURNITURE, ETC	-	(79,567)	(32,548,898)	(6,442)	(22,887,982)
ACCUMULATED DEPRECIATION ON MACHINERY, EQUIPMENT AND IMPLEMENTATION	-	-	-	-	-
ACC. DEPRECIATION ON EQUIPMENT	-	(4,683,355)	-	(3,455,041)	-
ACC. DEPRECIATION ON INSTALLATIONS	-	-	(1,595,841)	-	(1,060,759)
ACC. DEPRECIATION ON EXTERNAL USE GOODS	-	(311,150)	(1,486,323)	(1,930,911)	(9,543,238)
DEPRECIATION - OTHER ASSETS	-	-	-	-	-
ACC. DEPRECIATION ON ON FIXED ASSETS REVALUATION	-	-	-	-	-
DEPRECIATION - FURNITURE REVALUATION	-	-	-	-	-
ACC. AMORTIZATION - FIXED ASSETS	-	-	-	-	-
ACC. AMORTIZATION ON INTANGIBLE ASSETS	-	-	-	-	-
DEPLETION	-	-	-	-	-
DEPLETION ON OTHER FIXED ASSETS	-	-	-	-	-
(-) PROVISION FOR LOSSES - FIXED ASSETS	-	-	-	-	(2,680,991)
DEFERRED CHARGES	-	17,834,508	-	6,948,833	146,069
DEFERRED EXPENSES	-	20,110,103	-	6,948,833	146,069
PRE-OPERATIONAL EXPENSES DEFERRED	-	20,110,103	-	6,948,833	146,069
IMPLEMENTATION - ORGANIZATIONAL EXPENSES	-	-	-	-	-
EXPANSION COSTS	-	-	-	-	-
EXPANSION - ORGANIZATIONAL COSTS	-	-	-	-	-
PRE-OPERATIONAL REVENUES	-	-	-	-	-
MISCELLANEOUS EXPENSES DEFERRED	-	-	-	-	-
PROJECTS	-	-	-	-	-
ACC. AMONTIZATION - DEFERRED	-	(2,275,595)	-	-	-
ACC. AMORTIZATION - DEFERRED PRE-OPERATIONAL EXPENSES	-	(2,275,595)	-	-	-
DEFERRED - EXPANSION - ORGANIZATIONAL EXPENSES	-	-	-	-	-
AMORTIZATION - MISCELLANEOUS EXPENSES DEFERRED	-	-	-	-	-
LIABILITIES	(340,923,182)	(142,275,309)	(194,407,855)	(222,904,981)	(129,659,668)
CURRENT LIABILITIES	-	(78,495,355)	(16,640,555)	(218,151,874)	(39,738,755)
SUPPLIERS	-	(18,966,195)	(2,493,893)	(34,720,838)	(17,187,489)
DOMESTIC SUPPLIERS	-	(13,399,592)	(2,493,893)	(31,093,000)	(17,187,489)
THIRD PARTY SUPPLIERS	-	(12,686,102)	(2,493,893)	(25,306,587)	(17,187,489)
SUPPLIERS EGA	-	(713,491)	-	(5,786,412)	-
EM/EF-SUPPLIERS	-	(91,714)	-	(3,184,309)	-
FOREING SUPPLIERS	-	(5,474,888)	-	(443,530)	-
CONSIGMENTS	-	-	-	-	-
DEFERRED CHECKS ISSUED	-	-	-	-	-
LOANS AND FINANCING	-	(40,388,347)	(12,322,396)	(153,765,114)	(19,443,245)
LOANS AND FINANCING - DOMESTIC CURRENCY	-	(37,259,571)	-	(46,889)	-
LOANS AND FINANCING - FOREING CURRENCY	-	(3,128,776)	(12,322,396)	(153,718,225)	(19,443,245)
LOANS AND FINANCING FISCAL INCENTIVES	-	-	-	-	-
OFFICERS AND SHAREHOLDERS	-	-	-	-	-
OTHER OBLIGATIONS - OFFICERS, SHAREHOLDERS, QUOTA HOLDERS	-	-	-	-	-
INTEREST ON OWN CAPITAL	-	-	-	-	-
PROVISION INTEREST ON OWN CAPITAL	-	-	-	-	-
TAXES PAYABLE	-	(24,614)	(675,886)	(13,420,106)	(1,030,630)
TAXES PAYABLE - INCOME TAX AND SOCIAL CONTRIBUTION	-	-	(675,886)	(36,630)	(389,678)
TAXES PAYABLE IPI	-	-	-	-	-
TAXES PAYABLE - ICMS	-	-	-	-	-
TAXES PAYABLE - IRRF	-	1,839	-	(164,250)	-
TAXES PAYABLE - PIS	-	-	-	-	-
TAXES PAYABLE - CONFINS	-	-	-	-	-
TAXES PAYABLE - ISS	-	-	-	-	-
TAXES PAYABLE - OTHERS	-	-	-	(2,603,857)	(640,952)
VALUE ADDED TAX - MALTERIA PAMP	-	-	-	(10,615,368)	-
TAXES ON ASSETS PAYABLE	-	-	-	-	-
TAXES ON GROSS INCOME PAYABLE	-	-	-	-	-
VALUE ADDED TAX - MALT. URUGUAY	-	(26,454)	-	-	-
FISCAL INCENTIVES	-	-	-	-	-
WAGES/LABOUR CHARGES	-	(630,651)	-	(300,112)	(2,043,292)
PAYROLL	-	(621,887)	-	640	(2,043,292)
LABOR CHARGES	-	(8,764)	-	(300,752)	-
OTHER OBLIGATIONS	-	(6,668,185)	(1,148,380)	(1,071,288)	(34,099)
ADVANCES FROM CLIENTS	-	(14,336)	-	(79,358)	-
ACCOUNTS PAYABLE	-	(6,653,849)	(1,148,380)	(991,931)	(34,099)
PROMISSORY NOTES	-	-	-	-	-
PROVISIONS	-	(10,154,807)	-	(11,141,972)	-
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	(6,634,307)	-	(1,926,854)	-
LABOUR PROVISIONS	-	(489,349)	-	(1,069,642)	-
STATUTORY PROVISIONS	-	-	-	(1,420,462)	-
OTHER PROVISIONS	-	(3,031,151)	-	(6,725,014)	-
AFFILIATED COMPANIES - OBLIGATIONS	-	(1,662,556)	-	(3,732,443)	-
LONG TERM LIABILITIES	(20,320,462)	-	(30,089,426)	(611,194)	(22,297,042)
GROUP'S UNITS PAYABLE - LT	(20,320,462)	-	-	-	-
GROUP'S UNITS - INTERCOMPANY LOANS PAYABLE	(20,320,462)	-	-	-	-
SUPPLIERS - LT	-	-	-	-	-
DOMESTIC SUPPLIERS - LT	-	-	-	-	-
LOANS AND FINANCING - LT	-	-	(30,089,426)	-	(12,085,740)
LOANS AND FINANCING - DOMESTIC CURRENCY - LT	-	-	(30,089,426)	-	(12,085,740)
LOANS AND FINANCING - FOREING CURRENCY - LT	-	-	-	-	-
LOANS AND FINANCING - FISCAL INCENTIVES - LT	-	-	-	-	-
TAXES PAYABLE - LONG TERM	-	-	-	-	-
FISCAL INCENTIVES - LT	-	-	-	-	-
OTHER OBLIGATIONS PAYABLE	-	-	-	(611,194)	(559,497)
ACCOUNTS PAYABLE	-	-	-	(611,194)	(559,497)
LONG TERM PROVISIONS	-	-	-	-	(9,651,805)
PROVISIONS INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-	-
PROVISION FOR CONTINGENCIES	-	-	-	-	(9,651,805)
ACTUARIAL LIABILITIES - CVM 371	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-
REVENUES	-	-	-	-	-
DEFERRED INCOME	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-
EQUITY - MINORITY SHAREHOLDERS	-	-	-	-	-
MINORITY SHAREHOLDERS' CAPITAL	-	-	-	-	-
MINORITY SHAREHOLDERS' RESERVES	-	-	-	-	-
EQUITY - CONTROLLING SHAREHOLDERS	(320,602,721)	(63,779,954)	(147,677,874)	(4,141,913)	(67,623,871)
CAPITAL STOCK	(216,649,875)	(45,033,569)	(3,754,920)	(15,631,533)	(33,927,998)
PAID-IN CAPITAL	(216,649,875)	(45,033,569)	(3,754,920)	(15,631,533)	(33,927,998)
CAPITAL TO BE PAID-IN	-	-	-	-	-
CAPITAL RESERVE	-	-	(239,732,867)	(36,086)	(1,018,908)
EARNINGS RESERVE	(63,103,962)	(6,376,813)	85,978,281	6,199,384	(26,283,121)
RESERVE FOR CAPITAL INCREASE	-	-	78,642,602	-	(26,283,121)
REVALUATION RESERVES	-	-	-	-	-
RESULTS NOT YET DUE	-	-	-	-	-
(-) SHARES IN TREASURY	-	-	-	-	-
RETAINED EANINRGS (LOSSES)	(63,103,962)	(6,376,813)	7,335,679	6,199,384	-
EQUITY RESULT	-	-	-	-	-
RESULTADO MAGNUS - BURDEN	-	-	-	-	-
NET PROFIT IN THE PERIOD	(40,848,884)	(12,369,572)	9,831,632	5,326,322	(6,393,845)

APSIS CONSULTORIA EMPRESARIAL	Annex 07

Combined Financial Statements of

LABATT CANADA

May 31, 2004 and December 31, 2003 and period from January 1, 2004 to May 31, 2004

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1B2

AUDITORS' REPORT

To the Board of Directors of Labatt Brewing Company Limited

We have audited the combined balance sheets of Labatt Canada as at May 31, 2004 and December 31, 2003 and the related combined statements of operations, parent's deficiency and changes in financial position for the period from January 1 to May 31, 2004. These financial statements are the responsibility of Labatt Canada's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion these combined financial statements present fairly, in all material respects, the financial position of Labatt Canada as at May 31, 2004 and December 31, 2003 and the results of its operations, changes in parent's deficiency and the changes in its financial position for the period from January 1 to May 31, 2004 in conformity with accounting practices adopted in Brazil.

Chartered Accountants

Toronto, Canada

June 22, 2004

LABATT CANADA
Combined Balance Sheets
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003

	2004	2003

Assets
Current assets:
Cash and cash equivalents (note 15)	$ 92,522	$ 53,601
Accounts receivable (note 3)	159,755	176,039
Proceeds receivable from sale of investment	-	38,344
Inventories (note 4)	106,004	94,210
Prepaid expenses	24,015	18,342

	382,296	380,536
Non-current assets:
Deferred income taxes (note 5)	35,247	26,755
Promissory notes receivable	10,078	10,693

	45,325	37,448
Permanent assets:
Investments (note 6)	191,621	252,295
Property, plant and equipment, net (note 7)	532,489	547,916
Deferred charges	2,175	2,547

	726,285	802,758

	$ 1,153,906	$ 1,220,742

Liabilities and Parent's Deficiency
Current liabilities:
Accounts payable and accrued charges (note 15)	$ 166,974	$ 155,403
Deposit liability for returnable containers	34,625	35,411
Income taxes payable	149,099	97,512
Excise and sales taxes payable	65,793	86,186
Dividend payable to shareholder	50,000	-
Current portion of loans and financing (note 8)	48,302	53,180
Current portion of loans payable to affiliates (note 10)	-	78,253

	514,793	505,945
Non-current liabilities:
Loans and financing (note 8)	1,276,351	388,957
Pension plans and other post-retirement plans (note 9)	263,262	259,012
Loans payable to affiliates (note 10)	-	753,100

	1,539,613	1,401,069
Parent's deficiency	(900,500)	(686,272)

	$ 1,153,906	$ 1,220,742

See accompanying notes to combined financial statements.

On behalf of the Board of Labatt Brewing Company Limited:

_______________________________________
Craig C. Thorburn, Director

1

LABATT CANADA
Combined Statement of Operations
(In thousands of Canadian dollars)

Period from January 1,2004 to May 31,2004

Revenues:
Sales of goods	$ 964,370

Deductions:
Excise and sales taxes	(203,968)
Returns and discounts	(26,382)

(230,350)

Net revenues	734,020

Cost of goods sold, including depreciation of $35,363	(443,243)

Gross profit	290,777

Operating income (expenses):
Selling	(121,677)
Administration	(55,726)
Other depreciation and amortization	(5,378)
Amortization of goodwill	(61,251)
Equity in income of associated companies	577
Financial expenses, net (note 12)	(207,802)

(451,257)

Loss before income taxes	(160,480)

Income tax recovery (expense) (note 5):
Current	(30,452)
Deferred	8,492

(21,960)

Loss for the period	$ (182,440)

See accompanying notes to combined financial statements.

2

LABATT CANADA
Combined Statement of Parent's Deficiency
(In thousands of Canadian dollars)

Period from January 1, 2004 to May 31, 2004

Parent's deficiency, beginning of period	$ (686,272)

Loss for the period	(182,440)

Net distribution to parent, including accrued dividend (note 17)	(31,788)

Parent's deficiency, end of period	$ (900,500)

See accompanying notes to combined financial statements.

3

LABATT CANADA
Combined Statement of Changes in Financial Position
(In thousands of Canadian dollars)

Period from January 1, 2004 to May 31, 2004

Sources of funds:

From third parties:
Increase in long-term loans and financing	$ 887,394
Decrease in promissory notes receivable	1,411

Total funds provided	888,805

Use of funds:

In operations:
Loss for the period	182,440
Items not affecting working capital:
Depreciation and amortization	(42,888)
Amortization of goodwill	(61,251)
Equity in income of associated companies	577
Employee future benefit expense	(20,398)
Deferred income taxes	8,492
Foreign exchange loss on long-term debt	(12,381)
Foreign exchange gain on cross currency swap	12,381

66,972

Net distribution to parent	31 ,788
Repayment of loans payable to affiliates	753,100

784,888

To third parties:
Property, plant and equipment	27,089
Increase in promissory notes receivable	796
Funding of long-term liabilities	16,148

44,033

Total use of funds	895,893

Decrease in working capital (note 13)	$ (7,088)

Changes in working capital:
Current assets:
At the end of the period	$ 382,296
At the beginning of period	380,536

1,760

Current liabilities:
At the beginning of period	505,945
At the end of the period	514,793

(8,848)

Decrease in working capital (note 13)	$ (7,088)

See accompanying notes to combined financial statements.

4

LABATT CANADA
Notes to Combined Financial Statements
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

1. Basis of presentation and description of operations:

These combined financial statements were prepared in accordance with practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission ("Brazilian GAAP") and were prepared taking the combined financial statements under Canadian generally accepted accounting principles ("Canadian GAAP") into consideration and the following adjustments were considered in the conversion from Canadian to Brazilian GAAP, as at May 31,2004.

		Parent's
	Loss for the	investment
	period	(deficiency)

Canadian GAAP	$ (120,662)	$ 349,487
Employee future benefits (a)	(1,122)	(76,827)
Goodwill (b)	(60,916)	(1,154,640)
Deferred income tax (c)	260	31 ,480
Accrued dividend (d)	-	(50,000)

Brazilian GAAP	$ (182,440)	$ (900,500)

(a) For Brazilian GAAP purposes, Labatt Canada adopted accrual accounting for employee future benefits effective December 31, 2001 and elected to record the net transitional obligation as a direct charge to parent's deficiency.

(b) For Brazilian GAAP purposes, Labatt Canada is required to amortize goodwill attributable to future earnings on a straight-line basis over a 10-year period.

(c) Deferred income tax reflects the deferred tax adjustments in relation to the above differences.

(d) For Brazilian GAAP purposes, the dividend declared and paid on June 22, 2004 was accrued as at May 31, 2004.

5

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

1. Basis of presentation and description of operations (continued):

Principles of combination:

Companhia de Bebidas das Americas - AmBev ("AmBev") and Interbrew S.A. ("Interbrew") are proposing to enter into a combination transaction between the two companies (the "Combination Transaction"). As part of the Combination Transaction, Labatt Brewing Canada Holding Ltd. ("Labatt Holding") will be merged into AmBev by means of an incorporação as defined in Article 227 of Law No. 6,404 of December 15, 1976 of the Federative Republic of Brazil (the "Merger Transaction"). At the time of the incorporação, Labatt Holding's only significant asset will be substantially all of the capital stock of the entity that holds 100% of the capital stock of Labatt Brewing Company Limited ("Labatt"). These combined financial statements have been prepared in connection with the proposed Merger Transaction.

In connection with the Merger Transaction, Labatt completed a series of transactions in May 2004 (the "Labatt Reorganization"). As a result of these transactions Labatt now primarily consists of a wholly owned Canadian brewing operation ("Labatt Canada"). The transactions completed by Labatt included the sale by Labatt's wholly owned European holding company of controlling interests in various foreign operating subsidiaries, the winding up of that European holding company, the transfer to an Interbrew subsidiary of various inactive Canadian and U.S. subsidiaries as well as a corporation holding a 50% interest in a Latin American brewing company, and the transfer to another Interbrew subsidiary of a 100% interest in Labatt Holdings, Inc., which in turn owns a 70% interest in a U.S. brewing operation ("Labatt U.S.A."), and a 30% interest in FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), a Mexican brewing company. FEMSA Cerveza indirectly owns the remaining 30% interest in Labatt U.S.A. In addition, certain intercompany indebtedness payable by Labatt to an Interbrew subsidiary was repaid and certain indebtedness owing by subsidiaries of Labatt that were transferred to subsidiaries of Interbrew was capitalized in advance of the transfers.

6

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

1. Basis of presentation and description of operations (continued):

These combined financial statements have been prepared considering identification and presentation of assets, liabilities, revenues and expenses exclusively related to the operations conducted in Canada by Labatt (carve out basis) and aim to present for the purpose of the Merger Transaction the historic combined financial position and operating results of Labatt Canada that will, subject to shareholder and regulatory approvals, be acquired indirectly by AmBev. The May 31, 2004 balance sheet of Labatt Canada reflects the remaining assets and liabilities of Labatt after the Labatt Reorganization. The December 31, 2003 combined balance sheet and the combined statements of operations and changes in financial position for the five month period ended May 31, 2004 exclude the historic financial position and operating results of the businesses transferred pursuant to the restructuring described above, the indebtedness directly related to those businesses, the indebtedness owing to Labatt that was capitalized, and related interest income and expense prior to the completion of the Labatt Reorganization. All assets and liabilities of Labatt Canada have been recorded in the combined balance sheets at Labatt's book values. Parent's deficiency represents Labatt's net investment in Labatt Canada.

Labatt is a privately held company incorporated under the laws of Canada. Labatt Canada is the second largest brewer in Canada and produces, distributes and sells beer in Canada and exports beer to the United States and other countries. Labatt Canada has licensing agreements with Anheuser-Busch Companies, Inc. for the production and sale of Budweiser beers in Canada and agreements to distribute certain Interbrew and third party beers in Canada.

Associated companies over which Labatt Canada does not have control are as follows:

Ownership

Brewers Retail Inc.	44%
Brewers' Distributor Limited	53%
Guiness Canada Limited	49%

The performance of the beer industry in Canada is highly seasonal, with high volumes sold during the summer season, and low volumes sold during the first five months of the year. In addition, the results for the period have been impacted by certain charges resulting from the reorganization (note 12). As a result, the statement of operations for the period ended May 31, 2004 is not indicative of the results obtained on a full year basis.

7

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies:

(a) Statement of operations:

Income and expenses are recognized on the accrual basis.

Revenue from the sale of products is recognized when title passes and risks and rewards of ownership have been transferred to the buyer, which is generally at the time goods are shipped.

(b) Accounting estimates:

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' future benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. Labatt Canada reviews the estimates and assumptions at least once a year.

(c) Foreign currency translation:

Foreign currency denominated transactions are recorded at the domestic equivalent at the date of the transaction and foreign currency denominated monetary assets and liabilities are revalued to period end exchange rates. Exchange gains and losses are included in earnings.

(d) Current assets:

(i) Cash and cash equivalents:

Cash and cash equivalents (short-term investments) include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

8

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies (continued):

(ii) Provision for doubtful accounts:

The provision for doubtful accounts was calculated at an amount considered adequate to cover losses arising on collection of accounts receivable.

(iii) Prepaid expenses:

Expenses related to future periods are deferred and amortized over the relevant period. Advertising production costs are accumulated as prepaid expenses and expensed the first time the advertisement is shown and advertising media costs are expensed as incurred.

(iv) Inventories:

Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. The cost of inventories includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(e) Permanent assets:

(i) Investments:

Investments in associated companies are accounted for using the equity method.

(ii) Goodwill:

Goodwill recorded on the acquisition of a business is computed as the difference between the purchase consideration and the underlying book value of the net asset acquired. The balance of goodwill calculated in the acquisitions of corporate investments is based on the expectation of future profitability of the acquired operations and in the fair value of the assets. Amortization of goodwill is recorded on a straight-line basis over a period which does not exceed ten years. The amortization of goodwill arising from the fair value of the assets is amortized in line with the useful lives of those assets.

9

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies (continued):

(iii) Property, plant and equipment:

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges).

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings, 10% for machinery and equipment and 20% for returnable containers. Deposits received on returnable containers are recorded as a liability based on managements' best estimate of returns.

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul costs, are capitalized. Other subsequent expenditure is capitalized only when it increases the future economic benefits of the item of property, plant and equipment. All other expenditure is recognized in the income statement as an expense as incurred.

Sales and distribution rights are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

(iv) Deferred charges:

Deferred charges are recorded at purchase and formation cost, less accumulated amortization, which is calculated on a straight-line basis at rates that consider the useful life of the intangible assets. Deferred charges are recognized only when there is an increase in the economic benefits related to those assets.

Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the facility, of three or ten years.

(f) Pension plan and benefits to employees:

Labatt Canada adopted accrual accounting for employee future benefits effective December 31, 2001 and elected to record the net transitional obligation as a direct charge to parent's deficiency.

10

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies (continued):

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising after December 31, 2001 are recognized as an expense over the average period until the benefits become vested, unless they are already vested, in which case they are recognized as an expense immediately. The excess of the net actuarial gain (loss) arising after December 31, 2001 over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

(g) Income taxes:

Labatt Canada uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets represent the probable amount to be recovered. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

The deferred tax assets resulting from temporary differences were recorded considering past profitability and expectations of future taxable income.

(h) Derivative financial instruments:

Derivative financial instruments are used by Labatt Canada in the management of its foreign currency and interest rate exposures.

Labatt Canada's interest rate swap agreements, forward rate agreements and interest rate collars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

11

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

2. Significant accounting policies (continued):

Labatt Canada's forward foreign exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

Derivative financial instruments are recorded at cost, which is typically nominal, subject to the following adjustments. Accruals are recorded for the net receivable or payable attributable to net settlements under interest rate hedging instruments. The recorded value of the cross currency swap is adjusted to reflect an asset or liability representing the value of the foreign exchange component of the cross currency swap.

(i) Stock-based compensation:

Certain employees of Labatt Canada participate in Interbrew's employee stock option plan. The options are granted at market prices and accordingly no compensation cost is recognized in accordance with the intrinsic value based method.

(j) Provisions:

A provision is recognized in the balance sheet when Labatt Canada has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

12

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

3. Accounts receivable:

	May 31, 2004	December 31, 2003

Domestic customers	$ 86,186	$ 122,156
Associated companies (note 15)	46,403	42,356
Affiliates (note 15)	28,532	13,835

	161,121	178,347

Allowance for doubtful accounts	(1,366)	(2,308)

	$ 159,755	$ 176,039

Effective December 19, 2002, Labatt Canada entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of $90,000. Labatt Canada retains servicing responsibilities for the accounts receivable sold. As at May 31, 2004, Labatt Canada had sold $77,832 (2003 - $72,143) of receivables for $70,400 (2003 - $64,100) net cash proceeds, a retained interest with an estimated fair value of $7,309 (2003 - $7,877) and a resulting loss on sale of $123 (2003 - $166). As Labatt transferred substantially all the risks in this transaction it derecognized the receivable

4. Inventories:

	May 31, 2004	December 31, 2003

Finished goods	$ 53,709	$ 44,775
Work in process	10,997	11,970
Raw materials and supplies	41,298	37,465

	$ 106,004	$ 94,210

13

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

5. Deferred income taxes:

The significant temporary differences which resulted in deferred tax assets and liabilities are:

	May 31, 2004	December 31, 2003

Non-current deferred tax assets:
Pension plans and other post-retirement plans	$ 76,640	$ 75,103
Other	4,487	2,686

	81,127	77,789
Non-current deferred tax liabilities:
Property, plant and equipment - accelerated depreciation	(43,996)	(49,499)
Other	(1,884)	(1,535)

	(45,880)	(51,034)

	$ 35,247	$ 26,755

Considering the past history of profitable operation and expectation of continuing profits from the normal course of operations, management believe the tax credits will be offset in the future.

The reconciliation between the tax expense as calculated by the combined statutory rates and the income tax expense charged to net earnings is as follows

	Amount	Percentage

Loss before income taxes	$ (160,480)

Income tax expense at combined statutory rate
(after manufacturing and processing deduction)	$ (53,279)	33.2%
Adjustments to derive effective income tax expense:
Non-deductible goodwill amortization	20,220	(12.6)%
Expenses not tax effected	55,019	(34.2)%

Income tax expense	$ 21,960	(13.6)%

The tax authorities may challenge certain tax filing positions taken by Labatt Canada. Management has provided for its best estimates of tax obligations under legislation; however, the ultimate outcome may change by a material amount.

14

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

6. Investments:

	May 31, 2004	December 31, 2003

Investments in associated companies	$ 1,507	$ 930
Goodwill based on:
Fixed asset fair value excess	182,204	182,204
Future profitability	1,470,019	1,470,019
Accumulated amortization	(1,462,109)	(1,400,858)

	$ 191,621	$ 252,295

Goodwill relates primarily to the acquisition of Labatt by Interbrew in July 1995 through a subsidiary which was amalgamated with Labatt.

7. Property, plant and equipment:

May 31,2004	Annual depreciation rate	Cost	Accumulated/ depreciation	Net book value

Land	–	$ 13,150	$ –	$ 13,150
Buildings	5%	171,392	87,300	84,092
Machinery and equipment	10%	966,239	577,598	388,641
Returnable containers, including
containers with customers	20%	83,838	40,758	43,080
Sales and distribution rights	22%	5,816	2,290	3,526

		$ 1,240,435	$ 707,946	$ 532,489

December 31, 2003	Annual depreciation rate	Cost	Accumulated depreciation	Net book value

Land	–	$ 14,279	$ –	$ 14,279
Buildings	5%	185,736	82,274	103,462
Machinery and equipment	10%	926,731	547,207	379,524
Returnable containers, including containers with customers	20%	82,639	36,587	46,052
Sales and distribution rights	22%	12,291	7,692	4,599

		$ 1,221,676	$ 673,760	$ 547,916

On June 1, 2002, Labatt Canada acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd. for $5,816. The asset is being amortized over the life of the contract ending December 31, 2006.

15

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

8. Loans and financing:

			May 31, 2004	December 31, 2003

	Principal	Accrued interest	Total	Total

Senior credit facility:
Canadian dollar term loans (a)	$ 150,000	$ (231)	$ 149,769	$ 149,275
Canadian dollar revolving loans (a)	187,394	(725)	186,669	-
Canadian dollar term loans (b)	700,000	(4,169)	695,831	-
Senior Notes (c):
Series A	220,608	664	221,272	209,714
Series B	50,000	329	50,329	50,581
Cross currency swap (d)	15,507	1,258	16,765	28,549
Other financing	4,018	-	4,018	4,018

	1,327,527	(2,874)	1,324,653	442,137

Less current portion	51,176	(2,874)	48,302	53,180

	$ 1,276,351	$ -	$ 1,276,351	$ 388,957

(a) Effective December 12, 2002, Labatt Canada entered into a $600,000 senior credit facility with a consortium of banks. The senior credit facility provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual instalments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of $300,000 and has a maturity date of December 12, 2005. The June 2004 instalment was prepaid on December 12, 2003.

Borrowings under both facilities bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.95% per annum for the revolving facility and 0.90% per annum for the term facility. As at May 31,2004, the average bankers' acceptance rate on the debt was 2.098% (2003 - 2.8%) per annum and the applicable margin was 0.45% (2003 - 0.45%) per annum.

(b) Effective May 25, 2004, Labatt Canada entered into a $700,000 senior credit term facility with a consortium of banks. This facility is repayable at its maturity date of December 12, 2005.

Borrowings under the facility bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.9% per annum. As at May 31, 2004, the average bankers' acceptance on the debt was 2.125% per annum and the applicable margin was 0.55% per annum.

16

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

8. Loans and financing (continued):

(c) Effective July 23, 1998, Labatt Canada entered into an agreement to borrow U.S. $162,000 Series A Senior Notes and Cdn. $50,000 Series B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% per annum on the U.S. dollar portion and 6.07% per annum on the Canadian dollar portion and are repayable on July 23, 2008.

(d) Effective July 23, 1998, Labatt Canada entered into cross currency swap agreements which effectively convert the U.S. $162,000 denominated fixed rate Notes into Cdn. $236,115 floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56% per annum. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at May 31, 2004 is $2,821 (2003 - ($2,157)), representing a financial benefit (obligation) for Labatt Canada. The cross currency swap has been recorded as a liability of $15,507 (2003 - $27,888), representing the value of the foreign exchange component of the cross currency swap.

As at May 31, 2004, Labatt Canada had entered into interest rate swap agreements which effectively convert Cdn. $210,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% per annum. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at May 31, 2004 is ($7,597) (2003 - ($8,901 )), representing a financial obligation for Labatt Canada.

As at May 31, 2004, Labatt Canada had entered into an agreement which has the effect of limiting the interest rate on $25,000 floating rate debt to a range between 4.60% and 6.00% per annum. This agreement has an expiry date of January 31, 2006. The fair value of this agreement on May 31, 2004 was ($696) (2003 - ($867)), representing a financial obligation for Labatt Canada.

The above fair values are based on investment dealer quotes or quotes from Labatt Canada's banker. The fair value of these instruments generally reflects the estimated amounts that Labatt Canada would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

17

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

8. Loans and financing (continued):

The above agreements expose Labatt Canada to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, Labatt Canada enters into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

(e) Principal repayments together with accrued interest on the loans and financing due within the next five years ending May 31 are as follows:

2005	$48,302
2006	988,748
2007	1,488
2008	-
2009	286,115

$1,324,653

9. Pension plans and other post-retirement plans:

May 31,2004	Pension plans	Other post- retirement plans	Total

Projected benefit obligation	$905,922	$99,582	$1,005,504
Plan assets	(683,011)	-	(683,011)

Plan deficit	222,911	99,582	322,493

Unamortized actuarial adjustments	(110,448)	(22,107)	(132,555)

Net liability	$112,463	$ 77 475	189,938

Other benefit plans			119

Labatt Canada plans (a)			190,057

Distribution affiliates' plans (b)			73,205

			$263,262

18

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

9. Pension plans and other post-retirement plans (continued):

December 31,2003	Pension plans	Other post - retirement plans	Total

Projected benefit obligation	$912,160	$101,314	$1,013,474
Plan assets	(674,492)	-	(674,492)

Plan deficit	237,668	101,314	338,982

Unamortized actuarial adjustments	(134,548)	(25,603)	(160,151)

Net liability	$103,120	$75,711	178,831

Other benefit plans			123

Labatt Canada plans (a)			178,954

Distribution affiliates' plans (b)			80,058

			$259,012

(a) Labatt Canada has retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

	May 31, 2004	December 31, 2003

Projected benefit obligation	$ 905,922	$ 912,160
Fair value of plan assets	683,011	674,492

	$ 222,911	$ 237,668

The net expense for Labatt Canada's benefit plans is as follows:

	Pension plans	Other post retirement plans

Defined benefit plans	$ 12,577	$ 4,016
Defined contribution plans	1,330	-

19

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

9. Pension plans and other post-retirement plans (continued):

Labatt Canada use actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring Labatt Canada's accrued benefit obligations are as follows:

	May 31, 2004		December 31, 2003

	Pension plans	Other post- retirement plans	Pension plans	Other post- retirement plans

Weighted average assumptions per annum:
Discount rate	6.25%	6.25%	6.00%	6.00%
Expected long-term rate of return on plan assets	8.00%	-	8.00%	-
Rate of compensation increase	3.00%	4.00%	3.00%	4.00%

For measurement purposes, a weighted average rate of 8.5% per annum increase in the per capita cost of covered health care benefits for the year was assumed for 2004. The rate was assumed to decrease gradually to a weighted average rate of 5% per annum in 2013.

Other information about Labatt Canada's defined benefit plans are as follows:

	May 31,2004

	Pension plans	Other post- retirement plans

Employer contributions	$ 6,753	$ 1,427
Employees' contributions	767	-
Benefits paid	21,027	1,427

(b) The obligation under the distribution affiliates' plans represents Labatt Canada's pro rata share of obligations under such plans that will be funded by Labatt Canada through future service charge allocations from these affiliates. The net expense for these plans is $3,805 and the employer contributions were $4,312.

20

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

10. Loans payable to affiliates:

	May 31, 2004	December 31, 2003

Loans - U.S. LIBOR plus 1.34% per annum (2003 - U.S. $22,000), including accrued interest (a)	$ -	$ 28,446
Subordinated debt - 8.5% per annum (b), including accrued interest	-	802,907

	-	831 ,353

Less current portion	-	78,253

	$ -	$ 753,100

(a) Labatt Canada had a loan payable to a subsidiary of Interbrew related to an investment which was repaid in January 2004.

(b) In March 2001, Labatt Canada borrowed $753,100 from Interbrew International B.V. ("IIBV"), bearing interest at 8.5% and repayable on March 23, 2011. On February 5, 2002, IIBV assigned the debt to one of its wholly owned subsidiaries, Brandbrew SA ("Brandbrew"). The terms and conditions remain unchanged. The debt was repaid on May 25, 2004.

11. Commitments and contingencies:

Labatt Canada has entered into operating leases for facilities and equipment, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years ended May 31, and thereafter are as follows:

2005	$12,924
2006	10,072
2007	6,719
2008	4,046
2009	3,585
Thereafter	3,446

$40,792

21

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

11. Commitments and contingencies (continued):

Various claims and legal proceedings have been asserted or instituted against Labatt Canada, some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

It is possible that the final resolution of some of these matters may require Labatt Canada to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Labatt Canada has entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, Labatt Canada may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, Labatt Canada may be required to repurchase any inventory held by the distribution company that was purchased from Labatt Canada. Labatt Canada is only contingently liable for its proportionate share of the $200,000 facility.

Labatt Canada has provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to $6,403 (2003 - $5,903).

22

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

12. Financial expenses, net:

Interest and other financial items consist of the following:

Financial income:
Gain on foreign exchange component of cross currency swap (note 8(d))	$ 12,381
Financial income on short-term investments	463
Other unrealized foreign exchange gains	1,028
Financial expenses:
Foreign exchange loss on U.S. dollar debt (note 8(d))	(12,381)
Interest expense on loans and financing (note 8)	(9,924)
Interest expense on loans payable to affiliates (note 10)	(25,262)
Amortization of deferred financing costs	(372)
Interest on tax assessments	(5,109)
Other	(810)
Prepayment of interest on repayment of loans payable to affiliates (a)	(167,816)

$ (207,802)

(a) In connection with the restructuring described in note 1, Labatt Canada was required to pay a make whole amount consisting of the prepayment of the interest rate differential, in relation to the subordinated debt payable to affiliates (note 10(b)).

23

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

13. Combined statement of changes in financial position:

The change in working capital consists of the following:

Increase (decrease) in current assets:
Cash and cash equivalents	$ 38,921
Accounts receivable	(16,284)
Proceeds receivable from sale of investment	(38,344)
Inventories	11 ,794
Prepaid expenses	5,673

1,760

Decrease (increase) in current liabilities:
Accounts payable and accrued charges	(11,571)
Deposit liability for refundable containers	786
Income taxes payable	(51,587)
Excise and sales taxes payable	20,393
Dividend payable to shareholder	(50,000)
Current portion of loans payable to affiliates	78,253
Current portion of loans and financing	4,878

(8,848)

$ (7,088)

14. Financial instruments:

In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 8(d), Labatt Canada uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at May 31, 2004, Labatt Canada had contracts outstanding to sell 139,277 Mexican pesos for U.S. $12,234 at various dates from June 10, 2004 to October 12, 2004. The fair value of these forward foreign exchange contracts is $203, representing a financial benefit to Labatt Canada. Labatt Canada has also entered into forward foreign exchange contracts with Brandbrew to purchase €16,500 for Cdn. $26,553; £660 for Cdn. $1,484 and U.S. $30,800 for Cdn. $42,179 at various dates from June 21, 2004 to May 20, 2005. The fair value of these contracts is $942 representing a financial benefit to Labatt Canada.

24

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

14. Financial instruments (continued):

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges and deposit liability for returnable containers, approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

	Book Value	Fair value

Series A Senior Notes	$ 221,272	239,197
Series B Senior Notes	50,329	55,266

The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to Labatt Canada for similar debt instruments.

15. Related party transactions:

	Affiliates				Associated companies		Parent

May 31, 2004	Labatt U.S.A.	Interbrew brewing subsidiaries	Interbrew financing subsidiary	FEMSA Cerveza	Brewers Retail Inc.	Brewer Distri- butor Limited	Interbrew N.V.	Combined

Assets:

Accounts receivable from affiliates	$26,238	$1,069	$ -	$1,225	$ -	$ -	$ -	$28,532
Accounts receivable from associated company	-	-	-	-	13,366	33,037	-	46,403

Liabilities:
Accounts payable and accrued charges	-	5,364	-	-	755	923	-	7,042
Dividend payable to shareholder	-	-	-	-	-	-	50,000	50,000
Statement of operations:
Income from products and services	46,741	1,353	-	6,115	-	-	-	54,209
Cost of products sold and services provided	-	9,904	-	-	50,666	18,685	9,130	88,385
Interest and other financial items, net	-	-	193,078	-	-	-	-	193,078

25

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

15. Related party transactions (continued):

	Affiliates				Associated companies			Parent

December 31, 2003	Labatt U.S.A.	Interbrew brewing subsidiaries	Interbrew financing subsidiary	FEMSA Cerveza	Brewers Retail Inc.	Brewers' Distri- butor Limited	Interbrew NV.	Combined

Assets:
Cash, interest-bearing advance	$ -	$ -	$ 726	$ -	$ -	$ -	$ -	$ 726
Accounts receivable from affiliates	11,698	-	686	1,224	-	-	227	13,835
Accounts receivable from associated companies	-	-	-	-	24,203	18,153	-	42,356

Liabilities:
Accounts payable and accrued charges	257	5,226	49,875	-	1,313	1,522	4,514	62,707
Loans payable to affiliates	-	-	831,353	-	-	-	-	831,353

The main balances of assets and liabilities as well as the transactions, which influenced the income of the period result from transactions between the Company and its affiliates and associated companies, which were performed under normal market conditions for similar types of operations.

16. Insurance coverage:

Labatt Canada has insurance policies taken out with the main insurance companies in Canada, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered

Inventories and stores	Fire, theft	$97,285
Buildings and contents (owned)	Fire	$2,500,000
Buildings and contents (third parties)	Fire	$2,500,000
Vehicles	Auto liability	$200,000
Civil liability		$200,000
Transportation of materials	Robbery and burglary and marine cargo	$110,000

26

LABATT CANADA
Notes to Combined Financial Statements (continued)
(In thousands of Canadian dollars)

May 31, 2004 and December 31, 2003 and the period from January 1, 2004 to May 31, 2004

17. Subsequent event:

On June 22, 2004, Labatt declared and paid a dividend of $50,000. The dividend has been accrued as at May 31, 2004.

27

Financial Statements of

LABATT HOLDING ApS

Period from June 23, 2004 to June 24, 2004

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1 B2

AUDITORS' REPORT

To the Board of Directors of Labatt Holding ApS

We have audited the balance sheet of Labatt Holding ApS and the consolidated balance sheet of the Company and its subsidiary as at June 24, 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the period from June 23 to June 24, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Labatt Holding ApS and the consolidated financial position of the Company and it subsidiary as at June 24, 2004 and the results of its operations, changes in shareholders' equity and the changes in its financial position for the period from June 23 to June 24, 2004 in conformity with accounting practices adopted in Brazil.

Chartered Accountants

Toronto, Canada

June 25, 2004

LABATT HOLDING ApS
Balance Sheets
(In thousands of Brazilian Reais)

June 24, 2004

	Parent company	Consolidated

Assets
Current assets:
Cash and cash equivalents	64	213,892
Accounts receivable (note 3)	-	369,210
Inventories (note 4)	-	244,986
Prepaid expenses	-	55,501

	64	883,589
Non-current assets:
Deferred income taxes (note 5)	-	81 ,460
Promissory notes receivable	-	23,291

	-	104,751
Permanent assets:
Investment in Labatt Brewing Company Limited (note 1)	14,791,040	-
Investments (note 6)	-	17,315,041
Property, plant and equipment, net (note 7)	-	1,230,634
Deferred charges	-	5,027

	14,791 ,040	18,550,702

	14,791,104	19,539,042

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued charges (note 12)	-	385,894
Deposit liability for returnable containers	-	80,022
Income taxes payable	-	344,583
Excise and sales taxes payable	-	152,054
Dividend payable to Interbrew International BY	-	115,555
Current portion of loans and financing (note 8)	-	111 ,631

	-	1,189,739
Non-current liabilities:
Loans and financing (note 8)	-	2,949,775
Pension plans and post-retirement plans (note 9)	-	608,424

	-	3,558,199
Shareholders' equity:
Share capital (note 14)	3,804,597	3,804,597
Share premium (note 14)	10,986,507	10,986,507
Retained earnings	-	-

	14,791,104	14,791,104

	14,791,104	19,539,042

See accompanying notes to financial statements.

On behalf of the Board, by its proxy,

_______________________________________
Craig C. Thorburn

1

LABATT HOLDING ApS
Statements of Income
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Parent company	Consolidated

Revenue - sales of goods	-	-
Cost of goods sold and operating expenses	-	-

Earnings before income taxes	-	-
Income taxes	-	-

Net earnings	-	-

See accompanying notes to financial statements.

2

LABATT HOLDING ApS
Statements of Changes in Shareholder's Equity
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Share	Share	Retained
	capital	premium	earnings	Total

Initial capitalization	64	-	-	64
Contribution of Labatt (note 1)	3,804,533	10,986,507	-	14,791,040
Net earnings	-	-	-	-

Shareholders' equity, end of period	3,804,597	10,986,507	-	14,791,104

See accompanying notes to financial statements.

3

LABATT HOLDING ApS
Statements of Changes in Financial Position
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Parent
	company	Consolidated

Sources of funds:
From stockholders:
Initial capitalization	64	64
From operations:
Net earnings	-	-

	64	64
Working capital acquired (note 1)	-	(306,214)

Increase (decrease) in working capital	64	(306,150)

Changes in working capital:
Current assets:
At the end of the period	64	883,589
Current liabilities:
At the end of the period	-	(1,189,739)

Increase (decrease) in working capital	64	(306,150)

See accompanying notes to financial statements.

4

LABATT HOLDING ApS
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

1. Basis of presentation and description of operations:

These financial statements have been prepared in accordance with practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission ("Brazilian GAAP").

Principles of consolidation:

Companhia de Bebidas das Americas - AmBev ("AmBev") and Interbrew SA ("Interbrew") are proposing to enter into a combination transaction between the two companies (the "Combination Transaction"). As part of the Combination Transaction, Labatt Brewing Canada Holding Ltd. ("Labatt Holding") will be merged into AmBev by means of an incorporagao as defined in Article 227 of Law No. 6,404 of December 15, 1976 of the Federative Republic of Brazil (the "Merger Transaction"). At the time of the incorporagao, Labatt Holding's only significant asset will be substantially all of the capital stock of Labatt Holding ApS (the "Company"). The Company's only significant asset will be a 100% interest in the capital stock of Labatt Brewing Company Limited ("Labatt"). These financial statements have been prepared as at and for the period ended June 24, 2004 for presentation to the AmBev shareholders in connection with the proposed Merger Transaction.

In connection with the Merger Transaction, Labatt completed a series of transactions in May 2004. As a result of these transactions, Labatt now primarily consists of a wholly owned Canadian brewing operation ("Labatt Canada"). On June 23, 2004, Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of Interbrew, transferred its 100% interest in the capital stock of Labatt to the Company for consideration consisting of 1,000,000,000 shares of the Company. The value ascribed to the Company's investment in Labatt and to the shares issued as consideration is R$ 14,791,040 (Cdn. $6.4 billion), representing the fair value of the 100% interest in Labatt as negotiated between Interbrew and AmBev. The excess of the purchase consideration over the underlying book value of net liabilities of Labatt in accordance with Brazilian GAAP of R$ 2,081,146 (Cdn. $900.5 million) has been recorded as goodwill of R$ 16,872,186. At June 24, 2004, the allocation of this goodwill between fixed asset fair value excess and goodwill attributable to expected future profitability has not been completed. Such an allocation will be completed by AmBev after the completion of the Combination Transaction.

5

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

1. Basis of presentation and description of operations (continued):

The Company, which had no material operations prior to June 23, 2004, is a holding company incorporated under the laws of Denmark. Labatt is a privately held company incorporated under the laws of Canada. Labatt is the second largest brewer in Canada which produces, distributes and sells beer in Canada and exports beer to the United States and other countries. Labatt has licensing agreements with Anheuser-Busch Companies, Inc. for the production and sale of Budweiser beers in Canada and agreements to distribute certain Interbrew and third party beers in Canada.

Associated companies over which Labatt Canada does not have control are as follows:

Ownership

Brewers Retail Inc.	44%
Brewers' Distributor Limited	53%
Guiness Canada Limited	49%

The Company's financial statements consolidate the investment in Labatt based on amounts reported in Labatt Canada's May 31, 2004 audited combined balance sheet that was prepared in connection with the proposed Merger Transaction. Accordingly, the Company's consolidated statements of income and changes in financial position for the period from June 23, 2004 to June 24, 2004 do not include any amounts related to Labatt. On June 22, 2004, Labatt declared and paid a dividend of Cdn. $50 million to IIBV.

6

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies:

(a) Statement of income:

Income and expenses are recognized on the accrual basis.

Revenue from the sale of products is recognized when title passes and risks and rewards of ownership have been transferred to the buyer, which is generally at the time goods are shipped.

(b) Accounting estimates:

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' future benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. Labatt Canada reviews the estimates and assumptions at least once a year.

(c) Foreign currency translation:

The Company and Labatt Canada have a Canadian dollar functional currency. Foreign currency denominated transactions are recorded at the domestic equivalent at the date of the transaction and foreign currency denominated monetary assets and liabilities are revalued to period-end exchange rates. Exchange gains and losses are included in earnings.

These financial statements have been presented in Brazilian Reais for the convenience of the AmBev shareholders. All financial statement items have been translated from Canadian dollars to Brazilian Reais at the June 24, 2004 exchange rate of R$ 2.3111.

7

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(d) Current and non-current assets:

(i) Cash and cash equivalents:

Cash and cash equivalents (short-term investments) include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

(ii) Provision for doubtful accounts:

The provision for doubtful accounts was calculated at an amount considered adequate to cover any losses arising on collection of accounts receivable.

(iii) Prepaid expenses:

Expenses related to future periods are deferred and amortized over the relevant period. Advertising production costs are accumulated as prepaid expenses and expensed the first time the advertisement is shown and advertising media costs are expensed as incurred.

(iv) Inventories:

Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. The cost of inventories includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(e) Permanent assets:

(i) Investments:

Investments in associated companies are accounted for using the equity method.

8

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(ii) Goodwill:

Goodwill recorded on the acquisition of a business is computed as the difference between the purchase consideration and the underlying book value of the net asset acquired. The balance of goodwill calculated in the acquisition of corporate investment is based on the expectation of future profitability of the acquired operations and in the fair value of the assets. Amortization of goodwill is recorded on a straight-line basis over a period which does not exceed 10 years. The amortization of goodwill arising from the fair value of the assets is amortized in line with the useful lives of those assets.

(iii) Property, plant and equipment:

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges).

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings, 10% for machinery and equipment and 20% for returnable containers. Deposits received on returnable containers are recorded as a liability based on managements' best estimate of returns.

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when they increase the future economic benefits of the item of property, plant and equipment. All other expenditures are recognized in the income statement as an expense as incurred.

Sales and distribution rights are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

9

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(iv) Deferred charges:

Deferred charges are recorded at purchase and formation cost, less accumulated amortization, which is calculated on a straight-line basis at rates that consider the useful life of the intangible assets. Deferred charges are recognized only when there is an increase in the economic benefits related to those assets.

Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the facility of three or ten years.

(f) Pension plan and benefits to employees:

Labatt Canada adopted accrual accounting for employee future benefits effective December 31, 2001 and elected to record the net transitional obligation as a direct charge to Labatt Canada's equity.

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising after December 31, 2001 are recognized as an expense over the average period until the benefits become vested, unless they are already vested, in which case they are recognized as an expense immediately. The excess of the net actuarial gain (loss) arising after December 31, 2001 over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

10

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(g) Income taxes:

Labatt Canada uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets represent the probable amount to be recovered. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

The deferred tax assets resulting from temporary differences were recorded considering past profitability and expectations of future taxable income.

(h) Derivative financial instruments:

Derivative financial instruments are used by Labatt Canada in the management of its foreign currency and interest rate exposures.

Labatt Canada's interest rate swap agreements, forward rate agreements and interest rate collars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

Labatt Canada's forward foreign exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

Derivative financial instruments are recorded at cost, which is typically nominal, subject to the following adjustments. Accruals are recorded for the net receivable or payable attributable to net settlements under interest rate hedging instruments. The recorded value of the cross currency swap is adjusted to reflect an asset or liability representing the value of the foreign exchange component of the cross currency swap.

11

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(i) Stock-based compensation:

Certain employees of Labatt Canada participate in Interbrew's employee stock option plan. The options are granted at market prices and, accordingly, no compensation cost is recognized in accordance with the intrinsic value based method.

(j) Provisions:

A provision is recognized in the balance sheet when Labatt Canada has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

3. Accounts receivable:

Domestic customers	199,185
Associated companies (note 12)	107,242
Affiliates (note 12)	65,940

372,367
Allowance for doubtful accounts	(3,157)

369,210

Effective December 19, 2002, Labatt Canada entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of R$ 207,999 (Cdn. $90 million). Labatt Canada retains servicing responsibilities for the accounts receivable sold. As at May 31, 2004, Labatt Canada had sold R$ 179,878 (Cdn. $77.8 million) of receivables for R$ 162,701 (Cdn. $70.4 million) net cash proceeds, a retained interest with an estimated fair value of R$ 16,892 (Cdn. $7.3 million) and a resulting loss on sale of R$ 231 (Cdn. $0.1 million). As Labatt transferred substantially all the risks in this transaction it derecognized the receivable.

12

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

4. Inventories:

Finished goods	124,127
Work in process	25,415
Raw materials and supplies	95,444

244,986

5. Deferred income taxes:

The significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

Non-current deferred tax assets:
Pension plans and other post-retirements plans	177,123
Other	10,370

187,493
Non-current deferred tax liabilities:
Property, plant and equipment - accelerated depreciation	(101,679)
Other	(4,354)

(106,033)

81,460

Considering the past history of profitable operation and expectation of continuing profits from the normal course of operations of its subsidiary, management believe the tax credits will be offset in the future.

The tax authorities may challenge certain tax filing positions taken by Labatt Canada. Management has provided for its best estimates of tax obligations under legislation; however, the ultimate outcome may change by a material amount.

13

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

6. Investments:

Investments in associated companies	3,482
Goodwill arising on the acquisition of Labatt (note 1)	16,872,186
Acquired goodwill based on:
Fixed asset fair value excess	421,092
Future profitability	3,397,361
Accumulated amortization	(3,379,080)

17,315,041

Goodwill relates primarily to the acquisition of Labatt Canada by Interbrew in July 1995 through a subsidiary which was amalgamated with Labatt Canada.

7. Property, plant and equipment:

	Rate of depreciation (% per annum)	Cost	Accumulated depreciation	Net book value

Land	-	30,391	-	30,391
Buildings	5%	396,104	201,759	194,345
Machinery and equipment	10%	2,233,075	1,334,888	898,187
Returnable containers, including containers with customers	20%	193,758	94,196	99,562
Sales and distribution rights	22%	13,441	5,292	8,149

		2,866,769	1,636,135	1,230,634

On June 1, 2002, Labatt Canada acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd. for R$ 13,441. The asset is being amortized over the life of the contract, ending December 31,2006.

14

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing:

		Accrued
	Principal	interest	Total

Senior credit facility:
Canadian dollar term loans (a)	346,665	(534)	346,131
Canadian dollar revolving loans (a)	433,086	(1,676)	431,410
Canadian dollar term loans (b)	1,617,770	(9,635)	1,608,135
Senior Notes (c):
Series A	509,847	1,535	511,382
Series B	115,555	760	116,315
Cross currency swap (d)	35,838	2,908	38,746
Other financing	9,287	-	9,287

	3,068,048	(6,642)	3,061,406
Less current portion	118,273	6,642	111,631

	2,949,775	-	2,949,775

(a) Effective December 12, 2002, Labatt Canada entered into a Cdn. $600 million senior credit facility with a consortium of banks. The senior credit facility provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual instalments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of Cdn. $300 million and has a maturity date of December 12,2005. The June 2004 instalment was prepaid on December 12, 2003.

Borrowings under both facilities bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.95% per annum for the revolving facility and 0.90% per annum for the term facility. As at May 31,2004, the average bankers' acceptance rate on the debt was 2.098% per annum and the applicable margin was 0.45% per annum.

(b) Effective May 25, 2004, Labatt Canada entered into a Cdn. $700 million senior credit term facility with a consortium of banks. This facility is repayable at its maturity date of December 12, 2005.

Borrowings under the facility bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.9% per annum. As at May 31, 2004, the average bankers' acceptance on the debt was 2.125% per annum and the applicable margin was 0.55% per annum.

15

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing (continued):

(c) Effective July 23, 1998, Labatt Canada entered into an agreement to borrow U.S. $162 million Series A Senior Notes and Cdn. $50 million Series B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% per annum on the U.S. dollar portion and 6.07% per annum on the Canadian dollar portion and are repayable on July 23, 2008.

(d) Effective July 23, 1998, Labatt Canada entered into cross currency swap agreements which effectively convert the U.S. $162 million denominated fixed rate Notes into Cdn. $236 million floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56% per annum. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at May 31, 2004 is R$ 6,520, representing a financial benefit for Labatt Canada. The cross currency swap has been recorded as a liability of R$ 35,838, representing the value of the foreign exchange component of the cross currency swap.

As at May 31, 2004, Labatt Canada had entered into interest rate swap agreements which effectively convert Cdn. $210,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% per annum. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at May 31, 2004 is R$ (17,557), representing a financial obligation for Labatt Canada.

As at May 31, 2004, Labatt Canada had entered into an agreement which has the effect of limiting the interest rate on R$ 57,778 (Cdn. $25.0 million) floating rate debt to a range between 4.60% and 6.00% per annum. This agreement has an expiry date of January 31, 2006. The fair value of this agreement on May 31, 2004 was R$ (1,609) (Cdn. $(696)), representing a financial obligation for Labatt Canada.

The above fair values are based on investment dealer quotes or quotes from Labatt Canada's banker. The fair value of these instruments generally reflects the estimated amounts that Labatt Canada would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

The above agreements expose Labatt Canada to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, Labatt Canada enters into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

16

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing (continued):

(e) Principal repayments, together with accrued interest on the loans and financing, due within the next five years ending May 31 are as follows:

2005	111,631
2006	2,285,096
2007	3,439
2008	-
2009	661,240

3,061,406

9. Pension plans and post-retirement plans:

		Other post -
	Pension	retirement
	plans	plans	Total

Projected benefit obligation	2,093,676	230,144	2,323,820
Plan assets	(1,578,507)	-	(1,578,507)

Plan deficit	515,169	230,144	745,313
Unamortized actuarial adjustments	(255,256)	(51,091)	(306,347)

Net liability	259 913	179 053	438,966

Other benefit plans			274

Labatt Canada plans (a)			439,240
Distribution affiliates' plans (b)			169,184

			608,424

17

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

9. Pension plans and post-retirement plans (continued):

(a) Labatt Canada has retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

Projected benefit obligation	2,093,676
Fair value of plan assets	(1,578,507)

515,169

Labatt Canada uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring Labatt Canada's accrued benefit obligations are as follows:

		Other post-
	Pension	retirement
	plans	plans

Weighted average assumptions per annum:
Discount rate	6.25%	6.25%
Expected long-term rate of return on plan assets	8.00%	-
Rate of compensation increase	3.00%	4.00%

For measurement purposes, a weighted average rate of 8.5% per annum increase in the per capita cost of covered health care benefits for the year was assumed for 2004. The rate was assumed to decrease gradually to a weighted average rate of 5% per annum in 2013.

(b) The obligation under the distribution affiliates' plans represents Labatt Canada's pro rata share of obligations under such plans that will be funded by Labatt Canada through future service charge allocations from these affiliates.

18

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

10. Commitments and contingencies:

Labatt Canada has entered into operating leases for facilities and equipment, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years ended May 31 and thereafter are as follows:

2005	29,869
2006	23,277
2007	15,528
2008	9,351
2009	8,285
Thereafter	7,964

94,274

Various claims and legal proceedings have been asserted or instituted against Labatt Canada some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

It is possible that the final resolution of some of these matters may require Labatt Canada to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Labatt Canada has entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, Labatt Canada may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, Labatt Canada may be required to repurchase any inventory held by the distribution company that was purchased from Labatt Canada. Labatt Canada is only contingently liable for its proportionate share of the R$ 462,220 (Cdn. $200 million) facility.

Labatt Canada has provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to R$ 3,242.

19

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

11. Financial instruments:

In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 8(d), Labatt Canada uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at May 31, 2004, Labatt Canada had contracts outstanding to sell 139,277 Mexican pesos for U.S. $12,234 at various dates from June 10, 2004 to October 12, 2004. The fair value of these forward foreign exchange contracts is R$ 469, representing a financial benefit to Labatt Canada. Labatt Canada has also entered into forward foreign exchange contracts with Brandbrew to purchase €16.5 million for Cdn. $26.6 million; £0.7 million for Cdn. $1.5 million and U.S. $30.8 million for Cdn. $42.2 million at various dates from June 21, 2004 to May 20, 2005. The fair value of these contracts is R$ 2,177 representing a financial benefit to Labatt Canada.

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges and deposit liability for returnable containers approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility and the LlBOR-based loans payable to affiliates approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

	Book value	Fair value

Series A Senior Notes	511,382	552,808
Series B Senior Notes	116,315	127,725

The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to Labatt Canada for similar debt instruments.

20

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

12. Related party transactions:

				Associated companies

	Affiliates			Brewers	Brewers'

	Labatt	Interbrew	FEMSA	Retail	Distributor
May 31 , 2004	U.S.A.	subsidiaries	Cerveza	Inc.	Limited	Consolidated

Assets:
Accounts receivable from affiliates	60,638	2,471	2,831	-	-	65,940
Accounts receivable from associated company	-	-	-	30,890	76,352	107,242
Liabilities:
Accounts payable and accrued charges	-	12,397	-	1,745	2,133	16,275
D ividend payable to IIBV	-	115,555	-	-	-	115,555

The main balances of assets and liabilities as of May 31,2004 result from transactions between the Company and its affiliates and associated companies, which were performed under normal market conditions for similar types of operations.

13. Insurance coverage:

Labatt Canada has insurance policies taken out with the main insurance companies in Canada, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered	Amount

Inventories and stores	Fire, theft	224,835
Buildings and contents (own)	Fire	5,777,750
Buildings and contents (third parties)	Fire	5,777,750
Vehicles	Collision, civil liability	462,220
Civil liability		462,220
Transportation of materials	Robbery and burglary	254,221

21

LABATT HOLDING ApS
Notes to the Financial Statements (continued)
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

14. Capital:

The capital of the Company is EUR 1,000,016,809 distributed in shares of EUR1 which were issued as follows:

	Number of
	shares	R$

Initial capitalization for cash, January 1, 2004	16,809	64
Issued on contribution of Labatt (note 1)	1,000,000,000	14,791,040

	1,000,016,809	14,791,104

22

Financial Statements of

LABATT BREWING CANADA HOLDING LTD.

Period from June 23, 2004 to June 24, 2004

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1B2

AUDITORS' REPORT

To the Board of Directors of Labatt Brewing
Canada Holding Ltd.

We have examined the balance sheet of Labatt Brewing Canada Holding Ltd. and the consolidated balance sheet of the Company and its subsidiaries as at June 24, 2004 and the related statements of income, changes in shareholder's equity and changes in financial position for the period from June 23 to June 24, 2004, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Labatt Brewing Canada Holding Ltd. and the consolidated financial position of the Company and its subsidiaries as at June 24, 2004 and the results of its operations, changes in its shareholder's equity and changes in its financial position for the period from June 23 June 24, 2004, in conformity with accounting practices adopted in Brazil.

Chartered Accountants

Toronto, Canada
June 25, 2004

LABATT BREWING CANADA HOLDING LTD.
Balance Sheets
(In thousands of Brazilian Reais)

June 24, 2004

	Parent
	company	Consolidated

Assets
Current assets:
Cash and cash equivalents	158	214,050
Accounts receivable (note 3)	-	369,210
Inventories (note 4)	-	244,986
Prepaid expenses	-	55,501

	158	883,747

Non-current assets:
Deferred income taxes (note 5)	-	81,460
Promissory notes receivable	-	23,291

	-	104,751
Permanent assets:
Investment in Labatt Holding ApS (note 1)	14,791,040	-
Investments (note 6)	-	17,314,977
Property, plant and equipment, net (note 7)	-	1,230,634
Deferred charges	-	5,027

	14,791,040	18,550,638

	14,791,198	19,539,136

Liabilities and Shareholder's Equity
Current liabilities:
Accounts payable and accrued charges (note 12)	-	385,894
Deposit liability for returnable containers	-	80,022
Income taxes payable	-	344,583
Excise and sales taxes payable	-	152,054
Dividend payable to Interbrew International B.V.		115,555
Current portion of loans and financing (note 8)	-	111,631

	-	1,189,739
Non-current liabilities:
Loans and financing (note 8)	-	2,949,775
Pension plans and post-retirement plans (note 9)	-	608,424
	-	3,558,199

Shareholder's equity:
Capital stock (note 14)	2,311,258	2,311,258
Contributed surplus (note 14)	12,479,940	12,479,940
Retained earnings	-	-

	14,791,198	14,791,198

	14,791,198	19,539,136

See accompanying notes to financial statements.

On behalf of the Board, by its proxy,

__________________________
Craig C. Thorburn

LABATT BREWING CANADA HOLDING LTD.
Statements of Income
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

Parent
	company	Consolidated

Revenue - sales of goods	-	-
Cost of goods sold and operating expenses	-	-
Earnings before income taxes	-	-
Income taxes	-	-

Net earnings	-	-

See accompanying notes to financial statements.

2

LABATT BREWING CANADA HOLDING LTD.
Statements of Changes in Shareholder's Equity
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Capital	Contributed	Retained
	stock	surplus	earnings	Total

Initial capitalization	158	-	-	158
Contribution of Labatt Holding ApS
(note 1)	2,311,100	12,479,940	-	14,791,040
Net earnings	-	-	-	-

Shareholder's equity, end of period	2,311,258	12,479,940	-	14,791,198

See accompanying notes to financial statements.

3

LABATT BREWING CANADA HOLDING LTD.
Statements of Changes in Financial Position
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

	Parent
	company	Consolidated

Sources of funds:

From stockholders:
Initial capitalization	158	158

From operations:
Net earnings	-	-

	158	158

Working capital acquired (note 1)	-	(306,150)

Increase (decrease) in working capital	158	(305,992)

Changes in working capital:
Current assets:
At the end of the period	158	883,747

Current liabilities:
At the end of the period	-	(1,189,739)

Increase (decrease) in working capital	158	(305,992)

See accompanying notes to financial statements.

4

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

1. Basis of presentation and description of operations:

These financial statements have been prepared in accordance with practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission ("Brazilian GAAP").

Principles of consolidation:

Companhia de Bebidas das Américas - AmBev ("AmBev") and Interbrew SA ("Interbrew") are proposing to enter into a combination transaction between the two companies (the "Combination Transaction"). As part of the Combination Transaction, Labatt Brewing Canada Holding Ltd. (the "Company") will be merged into AmBev by means of an incorporação as defined in Article 227 of Law No. 6,404 of December 15, 1976 of the Federative Republic of Brazil (the "Merger Transaction"). At the time of the incorporação, the Company's only significant asset will be substantially all of the capital stock of Labatt Holding ApS ("LHA"). LHA's only significant asset will be a 100% interest in the capital stock of Labatt Brewing Company Limited ("Labatt"). These financial statements have been prepared as at and for the period ended June 24, 2004 for presentation to the AmBev shareholders in connection with the proposed Merger Transaction.

In connection with the Merger Transaction, Labatt completed a series of transactions in May 2004. As a result of these transactions, Labatt now primarily consists of a wholly owned Canadian brewing operation ("Labatt Canada"). On June 24, 2004, Interbrew International B.V. ("IIBV"), a wholly owned subsidiary of Interbrew, transferred its 100% interest in the capital stock of LHA to the Company for consideration consisting of 1,000,000,000 common shares of the Company. The value ascribed to the Company's investment in LHA and to the common shares issued as consideration is R$ 14,791,040 (Cdn. $6.4 billion) representing the fair value of the 100% interest in LHA as negotiated between Interbrew and AmBev. The excess of the purchase consideration over the underlying book value of net liabilities of Labatt in accordance with Brazilian GAAP of R$ 2,081,082 (Cdn. $900.5 million) has been recorded as goodwill of R$ 16,872,122. At June 24, 2004, the allocation of this goodwill between fixed asset fair value excess and goodwill attributable to expected future profitability has not been completed. Such an allocation will be completed by AmBev after the completion of the Combination Transaction.

5

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

1. Basis of presentation and description of operations (continued):

The Company, which had no material operations prior to June 23, 2004, is a holding company incorporated under the laws of the Bahamas. Labatt is a privately held company incorporated under the laws of Canada. Labatt is the second largest brewer in Canada which produces, distributes and sells beer in Canada and exports beer to the United States and other countries. Labatt has licensing agreements with Anheuser-Busch Companies, Inc. for the production and sale of Budweiser beers in Canada and agreements to distribute certain Interbrew and third party beers in Canada.

Associated companies over which Labatt Canada does not have control are as follows:

Ownership

Brewers Retail Inc.	44%
Brewers' Distributor Limited	53%
Guiness Canada Limited	49%

The Company's financial statements consolidate the investment in Labatt based on amounts reported in Labatt Canada's May 31, 2004 audited combined balance sheet that was prepared in connection with the proposed Merger Transaction. Accordingly, the Company's consolidated statements of income and changes in financial position for the period from June 23, 2004 to June 24, 2004 do not include any amounts related to Labatt. On June 22, 2004, Labatt declared and paid a dividend of Cdn. $50 million to IIBV.

6

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies:

(a) Statement of income:

Income and expenses are recognized on the accrual basis.

Revenue from the sale of products is recognized when title passes and risks and rewards of ownership have been transferred to the buyer, which is generally at the time goods are shipped.

(b) Accounting estimates:

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' future benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. Labatt Canada reviews the estimates and assumptions at least once a year.

(c) Foreign currency translation:

The Company and Labatt Canada have a Canadian dollar functional currency. Foreign currency denominated transactions are recorded at the domestic equivalent at the date of the transaction and foreign currency denominated monetary assets and liabilities are revalued to period-end exchange rates. Exchange gains and losses are included in earnings.

These financial statements have been presented in Brazilian Reais for the convenience of the AmBev shareholders. All financial statement items have been translated from Canadian dollars to Brazilian Reais at the June 24, 2004 exchange rate of R$ 2.3111.

7

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(d) Current assets:

(i) Cash and cash equivalents:

Cash and cash equivalents (short-term investments) include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

(ii) Provision for doubtful accounts:

The provision for doubtful accounts was calculated at an amount considered adequate to cover any losses arising on collection of accounts receivable.

(iii) Prepaid expenses:

Expenses related to future periods are deferred and amortized over the relevant period. Advertising production costs are accumulated as prepaid expenses and expensed the first time the advertisement is shown and advertising media costs are expensed as incurred.

(iv) Inventories:

Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. The cost of inventories includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(e) Permanent assets:

(i) Investments:

Investments in associated companies are accounted for using the equity method.

8

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(ii) Goodwill:

Goodwill recorded on the acquisition of a business is computed as the difference between the purchase consideration and the underlying book value of the net asset acquired. The balance of goodwill calculated in the acquisition of corporate investment is based on the expectation of future profitability of the acquired operations and in the fair value of the assets. Amortization of goodwill is recorded on a straight-line basis over a period which does not exceed 10 years. The amortization of goodwill arising from the fair value of the assets is amortized in line with the useful lives of those assets.

(iii) Property, plant and equipment:

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges).

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings, 10% for machinery and equipment and 20% for returnable containers. Deposits received on returnable containers are recorded as a liability based on managements' best estimate of returns.

Expenditures incurred to replace a component of an item of property, plant and equipment that are accounted for separately, including major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when they increase the future economic benefits of the item of property, plant and equipment. All other expenditures are recognized in the income statement as an expense as incurred.

Sales and distribution rights are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

9

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(iv) Deferred charges:

Deferred charges are recorded at purchase and formation cost, less accumulated amortization, which is calculated on a straight-line basis at rates that consider the useful life of the intangible assets. Deferred charges are recognized only when there is an increase in the economic benefits related to those assets.

Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the facility of three or ten years.

(f) Pension plan and benefits to employees:

Labatt Canada adopted accrual accounting for employee future benefits effective December 31, 2001 and elected to record the net transitional obligation as a direct charge to Labatt Canada's equity.

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising after December 31, 2001 are recognized as an expense over the average period until the benefits become vested, unless they are already vested, in which case they are recognized as an expense immediately. The excess of the net actuarial gain (loss) arising after December 31, 2001 over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

10

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(g) Income taxes:

Labatt Canada uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets represent the probable amount to be recovered. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

The deferred tax assets resulting from temporary differences were recorded considering past profitability and expectations of future taxable income.

(h) Derivative financial instruments:

Derivative financial instruments are used by Labatt Canada in the management of its foreign currency and interest rate exposures.

Labatt Canada's interest rate swap agreements, forward rate agreements and interest rate collars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

Labatt Canada's forward foreign exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

Derivative financial instruments are recorded at cost, which is typically nominal, subject to the following adjustments. Accruals are recorded for the net receivable or payable attributable to net settlements under interest rate hedging instruments. The recorded value of the cross currency swap is adjusted to reflect an asset or liability representing the value of the foreign exchange component of the cross currency swap.

11

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

2. Significant accounting policies (continued):

(i) Stock-based compensation:

Certain employees of Labatt Canada participate in Interbrew's employee stock option plan. The options are granted at market prices and, accordingly, no compensation cost is recognized in accordance with the intrinsic value based method.

(j) Provisions:

A provision is recognized in the balance sheet when Labatt Canada has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

3. Accounts receivable:

Domestic customers	199,185
Associated companies (note 12)	107,242
Affiliates (note 12)	65,940

372,367

Allowance for doubtful accounts	(3,157)

369,210

Effective December 19, 2002, Labatt Canada entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of R$ 207,999 (Cdn. $90 million). Labatt Canada retains servicing responsibilities for the accounts receivable sold. As at May 31, 2004, Labatt Canada had sold R$ 179,878 (Cdn. $77.8 million) of receivables for R$ 162,701 (Cdn. $70.4 million) net cash proceeds, a retained interest with an estimated fair value of R$ 16,892 (Cdn. $7.3 million) and a resulting loss on sale of R$ 231 (Cdn. $0.1 million). As Labatt transferred substantially all the risks in this transaction it derecognized the receivable.

12

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

4. Inventories:

Finished goods	124,127
Work in process	25,415
Raw materials and supplies	95,444

244,986

5. Deferred income taxes:

The significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

Non-current deferred tax assets:
Pension plans and post-retirement plans	177,123
Other	10,370

187,493
Non-current deferred tax liabilities:
Property, plant and equipment - accelerated depreciation	(101,679)
Other	(4,354)

(106,033)

81,460

Considering the past history of profitable operation and expectation of continuing profits from the normal course of operations of its subsidiary, management believe the tax credits will be offset in the future.

The tax authorities may challenge certain tax filing positions taken by Labatt Canada. Management has provided for its best estimates of tax obligations under legislation; however, the ultimate outcome may change by a material amount.

13

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

6. Investments:

Investments in associated companies	3,482
Goodwill arising on the acquisition of Labatt (note 1)	16,872,122
Acquired goodwill based on:
Fixed asset fair value excess	421,092
Future profitability	3,397,361
Accumulated amortization	(3,379,080)

17,314,977

Goodwill relates primarily to the acquisition of Labatt Canada by Interbrew in July 1995 through a subsidiary which was amalgamated with Labatt Canada.

7. Property, plant and equipment:

	Rate of depreciation (% per annum)	Cost	Accumulated depreciation	Net book value

Land	-	30,391	-	30,391
Buildings	5%	396,104	201,759	194,345
Machinery and
equipment	10%	2,233,075	1,334,888	898,187
Returnable containers, including
containers with customers	20%	193,758	94,196	99,562
Sales and distribution
rights	22%	13,441	5,292	8,149

		2,866,769	1,636,135	1,230,634

On June 1, 2002, Labatt Canada acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd. for R$ 13,441. The asset is being amortized over the life of the contract, ending December 31, 2006.

14

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing:

	Principal	Accrued interest	Total

Senior credit facility:
Canadian dollar term loans (a)	346,665	(534)	346,131
Canadian dollar revolving loans (a)	433,086	(1,676)	431,410
Canadian dollar term loans (b)	1,617,770	(9,635)	1,608,135
Senior Notes (c):
Series A	509,847	1,535	511,382
Series B	115,555	760	116,315
Cross currency swap (d)	35,838	2,908	38,746
Other financing	9,287	-	9,287

	3,068,048	(6,642)	3,061,406

Less current portion	118,273	6,642	111,631

	2,949,775	-	2,949,775

(a) Effective December 12, 2002, Labatt Canada entered into a Cdn. $600 million senior credit facility with a consortium of banks. The senior credit facility provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual instalments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of Cdn. $300 million and has a maturity date of December 12, 2005. The June 2004 instalment was prepaid on December 12, 2003.

Borrowings under both facilities bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.95% per annum for the revolving facility and 0.90% per annum for the term facility. As at May 31, 2004, the average bankers' acceptance rate on the debt was 2.098% per annum and the applicable margin was 0.45% per annum.

(b) Effective May 25, 2004, Labatt Canada entered into a Cdn. $700 million senior credit term facility with a consortium of banks. This facility is repayable at its maturity date of December 12, 2005.

Borrowings under the facility bear interest at the bankers' acceptance rate plus the applicable margin, which is subject to a maximum of 0.9% per annum. As at May 31, 2004, the average bankers' acceptance on the debt was 2.125% per annum and the applicable margin was 0.55% per annum.

15

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing (continued):

(c) Effective July 23, 1998, Labatt Canada entered into an agreement to borrow U.S. $162 million Series A Senior Notes and Cdn. $50 million Series B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% per annum on the U.S. dollar portion and 6.07% per annum on the Canadian dollar portion and are repayable on July 23, 2008.

(d) Effective July 23, 1998, Labatt Canada entered into cross currency swap agreements which effectively convert the U.S. $162 million denominated fixed rate Notes into Cdn. $236 million floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56% per annum. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at May 31, 2004 is R$ 6,520, representing a financial benefit for Labatt Canada. The cross currency swap has been recorded as a liability of R$ 35,838, representing the value of the foreign exchange component of the cross currency swap.

As at May 31, 2004, Labatt Canada had entered into interest rate swap agreements which effectively convert Cdn. $210,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% per annum. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at May 31, 2004 is R$ (17,557), representing a financial obligation for Labatt Canada.

As at May 31, 2004, Labatt Canada had entered into an agreement which has the effect of limiting the interest rate on R$ 57,778 (Cdn. $25.0 million) floating rate debt to a range between 4.60% and 6.00% per annum. This agreement has an expiry date of January 31, 2006. The fair value of this agreement on May 31, 2004 was R$ (1,609) (Cdn. $(696)), representing a financial obligation for Labatt Canada.

The above fair values are based on investment dealer quotes or quotes from Labatt Canada's banker. The fair value of these instruments generally reflects the estimated amounts that Labatt Canada would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

The above agreements expose Labatt Canada to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, Labatt Canada enters into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

16

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

8. Loans and financing (continued):

(e) Principal repayments, together with accrued interest on the loans and financing, due within the next five years ending May 31 are as follows:

2005	111,631
2006	2,285,096
2007	3,439
2008	-
2009	661,240

3,061,406

9. Pension plans and post-retirement plans:

	Pension plans	Other post - retirement plans	Total

Projected benefit obligation	2,093,676	230,144	2,323,820
Plan assets	(1,578,507)	-	(1,578,507)

Plan deficit	515,169	230,144	745,313
Unamortized actuarial adjustments	(255,256)	(51,091)	(306,347)

Net liability	259,913	179,053	438,966

Other benefit plans			274

Labatt Canada plans (a)			439,240
Distribution affiliates' plans (b)			169,184

			608,424

17

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

9. Pension plans and post-retirement plans (continued):

(a) Labatt Canada has retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

Projected benefit obligation	2,093,676
Fair value of plan assets	(1,578,507)

515,169

Labatt Canada uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring Labatt Canada's accrued benefit obligations are as follows:

		Other post-
	Pension	retirement
	plans	plans

Weighted average assumptions per annum:
Discount rate	6.25%	6.25%
Expected long-term rate of return on plan assets	8.00%	-
Rate of compensation increase	3.00%	4.00%

For measurement purposes, a weighted average rate of 8.5% per annum increase in the per capita cost of covered health care benefits for the year was assumed for 2004. The rate was assumed to decrease gradually to a weighted average rate of 5% per annum in 2013.

(b) The obligation under the distribution affiliates' plans represents Labatt Canada's pro rata share of obligations under such plans that will be funded by Labatt Canada through future service charge allocations from these affiliates.

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LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

10. Commitments and contingencies:

Labatt Canada has entered into operating leases for facilities and equipment, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years ended May 31 and thereafter are as follows:

2005	29,869
2006	23,277
2007	15,528
2008	9,351
2009	8,285
Thereafter	7,964

94,274

Various claims and legal proceedings have been asserted or instituted against Labatt Canada some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

It is possible that the final resolution of some of these matters may require Labatt Canada to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Labatt Canada has entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, Labatt Canada may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, Labatt Canada may be required to repurchase any inventory held by the distribution company that was purchased from Labatt Canada. Labatt Canada is only contingently liable for its proportionate share of the R$ 462,220 (Cdn. $200 million) facility.

Labatt Canada has provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to R$ 3,242.

19

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

11. Financial instruments:

In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 8(d), Labatt Canada uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at May 31, 2004, Labatt Canada had contracts outstanding to sell 139,277 Mexican pesos for U.S. $12,234 at various dates from June 10, 2004 to October 12, 2004. The fair value of these forward foreign exchange contracts is R$ 469, representing a financial benefit to Labatt Canada. Labatt Canada has also entered into forward foreign exchange contracts with Brandbrew to purchase €16.5 million for Cdn. $26.6 million; £0.7 million for Cdn. $1.5 million and U.S. $30.8 million for Cdn. $42.2 million at various dates from June 21, 2004 to May 20, 2005. The fair value of these contracts is R$ 2,177, representing a financial benefit to Labatt Canada.

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges and deposit liability for returnable containers approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility and the LlBOR-based loans payable to affiliates approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

	Book Value	Fair value

Series A Senior Notes	511,382	552,808
Series B Senior Notes	116,315	127,725

The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to Labatt Canada for similar debt instruments.

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LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

12. Related party transactions:

				Associated companies
	Affiliates
				Brewers Retail Inc.	Brewers' Distributor Limited
May 31 , 2004	Labatt U.S.A.	Interbrew subsidiaries	FEMSA Cerveza			Consolidated

Assets:
Accounts
receivable
from affiliates	60,638	2,471	2,831	-	-	65,940
Accounts
receivable
from associated
company	-	-	-	30,890	76,352	107,242
Liabilities:
Accounts payable
and accrued
charges	-	12,397	-	1,745	2,133	16,275
Dividend payable to IIBV	-	115,555	-	-	-	115,555

The main balances of assets and liabilities as of May 31, 2004 result from transactions between the Company and its affiliates and associated companies, which were performed under normal market conditions for similar types of operations.

13. Insurance coverage:

Labatt Canada has insurance policies taken out with the main insurance companies in Canada, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered	Amount

Inventories and stores	Fire, theft	224,835
Buildings and contents (own)	Fire	5,777,750
Buildings and contents
(third parties)	Fire	5,777,750
Vehicles	Collision, civil liability	462,220
Civil liability		462,220
Transportation of materials	Robbery and burglary	254,221

21

LABATT BREWING CANADA HOLDING LTD.
Notes to Financial Statements
(In thousands of Brazilian Reais)

Period from June 23, 2004 to June 24, 2004

14. Capital stock and contributed surplus:

The Company was incorporated on February 25, 2004 in the Commonwealth of the Bahamas as an International Business Company.

The authorized and issued capital is Cdn. $1,000,068,500 common shares which were issued as follows:

	Number of
	common shares	R$

Initial capitalization for cash, June 18, 2004	68,500	158
Issued on contribution of LHA (note 1)	1,000,000,000	14,791,040

	1,000,068,500	14,791,198

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